September 2005

Itaú

Banco Itaú Holding Financeira S.A.

Management Discussion **&** Analysis and
Complete Financial Statements



Contents

We point out that the pro forma data referring to prior periods, shown in this report, have been recomputed due to changes in the criteria applied to segments..

The tables in this report have the numbers expressed in millions. However, variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity, and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

Executive Summary

Highlights

R$ Million (except where indicated)

Statements of Income	3rd Q./05	2nd Q./05	3rd Q./04	Jan-Sep./05	Jan-Sep./04
Net Income	1,352	1,333	920	3,827	2,745
Managerial Financial Margin (1)	3,331	3,305	2,367	9,621	7,238
Bank Service Fees	1,971	1,852	1,509	5,617	4,366
Income per Shares (R$)					
Consolidated Net Income per shares (2)	12.14	11.86	8.13	34.35	24.24
Number of Outstanding Shares - in thousands (3)	111,400	112,453	113,250	111,400	113,250
Book Value per share (2)	136.71	133.63	118.95	136.71	118.95
Dividends / JCP (4) (R$ Million)	621	351	325	1,318	857
Dividends / JCP (4) per shares (2)	5.57	3.12	2.87	11.83	7.57
Market Capitalization (5)(R$ Million)	59,321	48,580	35,957	59,321	35,957
Market Capitalization (5) (US$ Million)	26,695	20,669	12,579	26,695	12,579
Performance Ratio (%)					
ROE Annualized	40.5%	40.5%	30.3%	34.8%	28.1%
ROA Annualized	3.8%	3.7%	2.7%	3.5%	2.7%
Solvency Ratio (BIS Ratio)	17.6%	18.3%	19.4%	17.6%	19.4%
Net Interest Margin	13.5%	13.6%	11.0%	13.4%	11.6%
Provision for Loan and Lease Losses/ Non Performing Loans	200%	203%	210%	200%	210%
Efficiency Ratio	50.5%	50.8%	56.8%	50.4%	56.6%

Balance Sheet	Sep 30, 05	Jun 30, 05	Sep 30, 04
Total Assets	144,671	144,545	138,520
Credit Operations	55,573	52,348	44,810
Sureties, Endorsements and Guarantees	6,044	6,299	6,249
Credit Operations + Sureties, Endorsements and Guarantees	61,616	58,647	51,059
Securities + Interbank Accounts	40,444	39,029	37,419
Total Deposits	44,488	43,694	37,590
Stockholder's Equity of Itaú Consolidated	15,229	15,027	13,471
Relevant Data			
Assets Under Management	112,337	105,785	93,774
Employees (6)	49,546	46,881	42,152
Active Customers (Million)	12.2	11.9	11.7
Products / Customers	5.1	5.1	5.0
Branches (Units)	2,305	2,290	2,262
CSBs (Units)	776	776	795
Automated Teller Machines (Units)	21,552	21,358	20,703

(1) Defined on page 4.
(2) Lots of thousand shares in Sep/04.
(3) In millions in Sep/04, as shares were reverse split in the fourth quarter of 2004.
(4) JCP - Interest on Own Capital. Gross of taxes.
(5) Determined on the basis of closing quotations of preferred shares
(6) Includes 100% of FIC - Financeira Itaú CBD, and does not include Credicard that, in 09/30/05, had 453 employees.

Market Share - September 2005

Asset Management	14.3%
Automobile Finance (*)	17.4%
CPMF Collections (*)	14.7%
Credit Cards	21.6%
Total Deposits (*)	7.8%
Insurance Premiums (*)	12.3%
Private Pension Plans (*)	8.3%

(*) Refers to Jun/05
Font: Bacen, Susep, Anbid, Abel, Receita Federal and Abecs

Executive Summary

Managerial Statement of Income

Under the strategy pursued by Itaú, exchange risk management of capital invested abroad is carried out so as to have no foreign exchange impacts on results. To this end, the Bank eliminates the exchange risk and remunerates such investments in reais (R$), by availing itself of derivative financial instruments. Such management takes into account all tax effects - both those relating to the non-deductibility of the exchange rate variation when the real appreciates or depreciates against the dollar, and those tax effects arising from the derivative financial instruments used to hedge the investment. In the periods when the exchange variation is sizeable, several lines of Itaú's financial statements are significantly impacted.

In light of the above, as from the second quarter of 2005, Itaú began to disclose, in the Managerial Analysis Report of the Operation, the Managerial Statement of Income, which highlights the treasury results, as well as the whole impact of the exchange variation in the capital investments abroad and the effects arising from the hedging of this position.

The Managerial Statement of Income is obtained from a series of reclassifications made to the accounting statement of income, and the managerial financial margin includes two adjustments in relation to the accounting financial margin: (i) all the effects of the exchange variation of investments abroad, which is distributed line by line in the accounting statement of income; (ii) and the tax effects of hedging these investments, which are taken into consideration in the accounting statement of income in the tax expenses (PIS and COFINS) and income tax and social contribution lines.

Furthermore, the managerial financial margin has been subdivided, to show the managerial financial margin of banking operations, associated with customer business activities; the managerial financial margin of treasury, where each transaction is attributed its opportunity cost; and the managerial financial margin of the exchange risk management of investments abroad, which corresponds basically to the remuneration of the capital used for such investments at the CDI rate. The determination of the managerial financial margin of the exchange risk management of investments abroad is presented in the table below.

Finally, it should be noted that in the third quarter of 2005 the real appreciated 5.5% against the US dollar (the quotation reached R$ 2.2222 at the end of September, compared to R$ 2.3504 in June), maintaining the same trend observed in the previous quarter, when the real appreciated 11.8% against the US dollar (the quotation went to R$ 2.3504 in June from R$ 2.6662 in March).

R$ Million

3rd Quarter/05	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,549			
Exchange Variation on Investments Abroad (B)		(304)		(304)
Effect of exchange risk management of investments abroad (C)=(D)+(E)		766	(284)	482
Assets Position in DI (D)	5,549	283	(105)	178
Liabilities Position in Foreign Currency (E)	(8,818)	483	(179)	304
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) - (C)		**462**	**(284)**	**178**

R$ Million

2nd Quarter/05	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,644			
Exchange Variation on Investments Abroad (B)		(720)		(720)
Effect of exchange risk management of investments abroad (C)=(D)+(E)		1,409	(522)	887
Assets Position in DI (D)	5,644	264	(98)	166
Liabilities Position in Foreign Currency (E)	(8,968)	1,145	(424)	720
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) - (C)		**689**	**(522)**	**166**

Executive Summary

Consolidated Statement of Income *R$ Million*

3rd Quarter/05	Banco Itaú Holding			
		Managerial Adjusts		
	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial
Managerial Financial Margin	**3,579**	**35**	**(284)**	**3,331**
• Banking Operations	3,104	-	-	3,104
• Treasury	48	-	-	48
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	427	35	(284)	178
Result from Loan Losses	**(779)**	**(4)**	**-**	**(784)**
Provision for Loan and Lease Losses	(1,070)	(4)	-	(1,074)
Credits Recoveries and Renegotiated	291	-	-	291
Net Income from Financial Operations	**2,800**	**31**	**(284)**	**2,547**
Other Operating Income / (Expenses)	**(819)**	**21**	**36**	**(763)**
Banking Service Fees	1,971	-	-	1,971
Result from Operations of Insurance, Capitalization and Pension Plans	183	-	-	183
Non-Interest Expenses	(2,595)	(11)	-	(2,606)
Tax Expenses for ISS, PIS and COFINS	(408)	-	36	(372)
Equity in the Earnings of Associated Companies	(15)	32	-	17
Other Operating Income	44	1	-	45
Operating Income	**1,981**	**52**	**(248)**	**1,784**
Non-Operating Income	4	1	-	5
Income before Tax	**1,985**	52	(248)	**1,789**
Income Tax and Social Contribution	**(541)**	(4)	248	**(297)**
Extraordinary Results	**-**	-	-	**-**
Profit Sharing	**(112)**	-	-	**(112)**
Minority Interests	20	(48)	-	(28)
Net Income	**1,352**	**-**	**-**	**1,352**

Reconciliation with Managerial Financial Margin from Management of Foreign Exchange Risk from Investments Abroad (table in the previous page): R$ 427 million + R$ 35 million = R$ 462 million.

R$ Million

2nd Quarter/05	Banco Itaú Holding			
		Managerial Adjusts		
	Accounting	Exchange Rate Variation on Investments Abroad	Tax Effects from Hedge of Investments Abroad	Managerial
Managerial Financial Margin	**3,732**	**94**	**(522)**	**3,305**
• Banking Operations	2,956	-	-	2,956
• Treasury	182	-	-	182
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	594	94	(522)	166
Result from Loan Losses	**(481)**	**(10)**	**-**	**(491)**
Provision for Loan and Lease Losses	(671)	(10)	-	(681)
Credits Recoveries and Renegotiated	190	-	-	190
Net Income from Financial Operations	**3,252**	**84**	**(522)**	**2,814**
Other Operating Income / (Expenses)	**(934)**	**45**	**66**	**(823)**
Banking Service Fees	1,851	1	-	1,852
Result from Operations of Insurance, Capitalization and Pension Plans	192	-	-	192
Non-Interest Expenses	(2,540)	(33)	-	(2,573)
Tax Expenses for ISS, PIS and COFINS	(421)	-	66	(356)
Equity in the Earnings of Associated Companies	(121)	112	-	(9)
Other Operating Income	106	(35)	-	71
Operating Income	**2,318**	**129**	**(457)**	**1,990**
Non-Operating Income	(2)	1	-	(1)
Income before Tax	**2,316**	**130**	**(457)**	**1,989**
Income Tax and Social Contribution	**(905)**	**(12)**	**457**	**(460)**
Extraordinary Results	**(50)**	**-**	**-**	**(50)**
Profit Sharing	**(133)**	**-**	**-**	**(133)**
Minority Interests	105	(118)	-	(13)
Net Income	**1,333**	**-**	**-**	**1,333**

Reconciliation with Managerial Financial Margin from Management of Foreign Exchange Risk from Investments Abroad (table in the previous page): R$ 594 million + R$ 94 million = R$ 689 million.

Executive Summary

Third Quarter of 2005

Net Income and Return on Equity



Managerial Financial Margin

R$ Million



- Customer business activities
- Exchange risk management of capital invested abroad
- Treasury

Bank Service Fees

R$ Million



Non Interest Expenses

R$ Million



- Orbitall
- Itaucred
- Other

Efficiency Ratio (%)



(*) The efficiency ratio calculation criteria are detailed on page 18.

In the third quarter of 2005, Itaú posted consolidated net income of R$ 1,352 million, a 1.4% increase over the net income posted in the second quarter of the year. The parent company's net equity totaled R$ 15,229 million as of September 30, 2005. This corresponds to an annualized return on equity (ROE) of 40.5% in the quarter, completing a period of thirteen consecutive quarters in which the annualized quarterly ROE has remained above the rate of 30% p.a. Prominent in the formation of this net income is the growing contribution that credit operations have made, which is reflected in the financial margin and in banking service fees.

Itaú's managerial financial margin totaled R$ 3,331 million in the third quarter of 2005, growth of 0.8% compared to the previous quarter. The strategy of altering the mix of the credit portfolio, together with the expansion in the volume lent - in particular, in consumer financing - was the main factor responsible for the increase of R$ 148 million in the financial margin of banking transactions in the quarter. On the other hand, the treasury financial margin came declined R$ 134 million in the quarter, while the financial margin on the exchange rate management of investments abroad remained practically unchanged, with a R$ 12 million increase in the quarter.

Banking service fees amounted to R$ 1.971 million in the third quarter of 2005, an increase of 6.4% when compared to the previous quarter. Revenues from funds under management increased R$ 27 million in the period, as a result of the greater volume of funds under management. Revenues from credit operations were driven by the increase in the volume of financing transactions and grew R$ 27 million in the period. The tax collection services contributed R$ 17 million to the increase in banking service fees and were positively affected by the normalization of the payment of tariffs by state governments.

Non-interest expenses in the third quarter of 2005 reached R$ 2,605 million, an increase of R$ 34 million when compared to the previous quarter. If we disregard Itaú's new strategic initiatives, the expenses showed a reduction of R$ 39 million, reflecting the traditional policy of working strongly to control expenses. This reduction is even more appreciable if we consider the impact of R$ 93 million, in this quarter, referring to the the collective labor agreement that provided for a 6% salary increase and a one-off bonus of R$ 1,700.00 per employee, which affects the results of this quarter only.

The efficiency ratio, calculated from the managerial statement of income, showed a slight improvement in the third quarter of 2005, reaching 50.5%, compared to 50.8% achieved in the previous quarter.

Executive Summary

Third Quarter of 2005

Credit Operations (*)

R$ Billion



Sep-05	9.9	51.8	61.6
Jun-05	10.4	48.2	58.6
Mar-05	11.7	45.3	57.0
Dec-04	11.6	41.7	53.3
Sep-04	12.8	38.3	51.1
Jun-04	13.7	35.0	48.7
Mar-04	12.1	32.7	44.8
Dec-03	12.2	32.3	44.5
Sep-03	12.5	30.2	42.7

■ Foreign Currency ■ Local Currency

(*) Endorsements and Sureties included

Loan Portfolio *

R$ Million

	Sep 30, 05	Jun 30, 05	Dec 31, 04	Variation (%) sep05-jun05	Variation (%) sep05-dec04
Individuals (A)	25,593	22,836	18,271	12.1%	40.1%
Credit Card	5,926	5,359	5,150	10.6%	15.1%
Personal Loans	10,211	9,276	6,926	10.1%	47.4%
Vehicles	9,456	8,200	6,196	15.3%	52.6%
Small businesses and middle market (B)	11,494	11,147	9,718	3.1%	18.3%
Directed loans (C)	4,278	4,247	4,523	0.7%	-5.4%
Sub-Total (A) + (B) + (C)	41,365	38,229	32,513	8.2%	27.2%
Corporate	20,251	20,418	20,763	-0.8%	-2.5%
Total	61,616	58,647	53,275	5.1%	15.7%

(*) In the third quarter of 2005, after a thorough reassessment of the profile and potential of customers of both Itaubanco (micro, small and mid-size companies) and Itaú BBA (large companies), certain accounts were transferred from one institution to the other, impacting the balance of the loan portfolios, with an increase of R$ 1,050 million in Itaú BBA and a correspondent decrease in Itaubanco. Accordingly, to allow for a better comparison between periods, the new customer categorization was also considered for prior periods.

During the third quarter of 2005, the loan portfolio, including endorsements and sureties, grew by 5.1% to reach R$ 61,616 million. The products aimed at individual customers and micro, small and mid-size companies showed considerable growth resulting from the intense focus of comercial actions throughout the year. These portfolios, taken together with directed lending, posted noteworthy growth of 27.2% in the period from January to September 2005.

Loans to individuals grew 12.1% in the third quarter of 2005, to a total of R$ 25,593 million. The vehicle portfolio was the highlight of this period, with an increase of 15.3%, reaching R$ 9,456 million. In addition, credit card transactions also showed significant growth, reaching a balance of R$ 5,926 million, which corresponds to a positive change of 10.6% when compared to the previous period. Likewise, personal credit transactions grew 10.1%, to reach R$ 10,211 million. The portfolio of micro, small and mid-sized companies showed significant growth in the quarter, reaching R$ 11,494 million, a 3.1% increase compared to June 2005. The exchange rate variation in the period and the low demand for credit caused an impact on the portfolio of large corporate customers - which has roughly 30.0% of its loans denominated in or indexed to foreign currencies - leading to a 0.7% reduction in the balance of the portfolio, which totaled R$ 20,251 million.

NPL Ratio (*) - Individuals x Businesses (%)



	sep-03	dec-03	mar-04	jun-04	sep-04	dec-04	mar-05	jun-05	sep/05
NPL Ratio - Individuals	8.3	7.3	7.3	6.5	6.0	5.6	5.6	5.2	5.3
NPL Ratio	4.7	4.1	4.0	3.5	3.2	2.9	2.9	3.0	3.3
NPL Ratio - Businesses	2.5	2.2	1.9	1.8	1.5	0.9	0.8	1.1	1.3

■ NPL Ratio - Individuals   ■ NPL Ratio - Businesses
■ NPL Ratio

(*) Nonperforming Loans: Loans overdue for more than 60 days.

Itaú's overall nonperforming loan ratio rose to 3.3% in the third quarter of 2005, compared to the rate of 3.0% in the second quarter. Basically, there were two factors that contributed towards this variation: (i) the change in the mix of the credit portfolio - with a move towards retail loans that are capable of providing higher margins, but which also imply running higher risks - raised the ratio relating to individual customers to 5.3%, compared to the rate of 5.2% of the previous quarter; (ii) the impact of the exchange rate variation an the balance of the large corporate customer portfolio, together with a low demand for credit in this segment, affected the rate for business customers, which reached 1.3% in the third quarter, against the previous quarter's 1.1%. The growth of this rate is in line with what we had disclosed in previous quarters.

Unrealized Result

R$ Million



Sep-05	2,066
Jun-05	2,106
Mar-05	2,263
Dec-04	2,371
Sep-04	2,871
Jun-04	2,667
Mar-04	2,915
Dec-03	2,677
Sep-03	2,070

At September 30, 2005, the unrealized profit/(loss) in Itau's results totaled R$ 2,066 million, compared to R$ 2,106 million at the close of the previous quarter. This change is basically due to the reduction in the market value of subordinated debt and of the securities of the foreign payment order securitization (which also showed a reduction in its total stock, as a result of the early settlement of part of these securities); this was partly offset by the positive change in the quotation of the shares of Banco BPI. One should also bear in mind that, this quarter, Itaú increased by R$ 50 million the provision in excess of the minimum required to meet doubtful loans, to bring the total to R$ 1,200 million, which is not included in unrealized profit/(loss).

Executive Summary

Consolidated Balance Sheet
R$ Million

ASSETS	30-sep-05	30-Jun-05	30-Sep-04	Variation sep05-jun05	Variation sep05-sep04
Current and Long Term Assets	**141,873**	**141,751**	**135,455**	**122**	**6,418**
Cash And Cash Equivalents	2,053	2,076	1,926	(23)	127
Short-term Interbank Deposits	23,176	23,141	25,397	35	(2,221)
Securities and Derivative Financial Instruments	30,830	29,157	28,258	1,673	2,571
Interbank and Interbranch Accounts	12,006	13,105	11,263	(1,099)	743
Loans, Leasing Operations and Other Credits	55,573	52,348	44,810	3,225	10,763
(Allowance for Loan Losses)	(3,656)	(3,242)	(3,027)	(414)	(629)
Other Assets	21,892	25,167	26,828	(3,274)	(4,935)
Foreign Exchange Portfolio	8,471	12,042	14,375	(3,571)	(5,904)
Others	13,421	13,125	12,452	296	969
Permanent Assets	**2,798**	**2,794**	**3,065**	**4**	**(267)**
Investments	727	727	888	0	(161)
Fixed Assets	1,850	1,858	1,942	(7)	(91)
Deferred Changes	220	210	235	11	(15)
TOTAL ASSETS	**144,671**	**144,545**	**138,520**	**126**	**6,151**

R$ Million

LIABILITIES	30-sep-05	30-Jun-05	30-Sep-04	Variation sep05-jun05	Variation sep05-sep04
Current and Long Term Liabilities	**128,337**	**128,370**	**123,888**	**(32)**	**4,450**
Deposits	44,488	43,694	37,590	794	6,898
Demand Deposits	10,274	10,463	9,723	(189)	551
Saving Account	18,564	18,571	18,224	(7)	340
Interbank Deposits	938	556	621	382	317
Time Deposits	14,712	14,104	9,023	608	5,689
Deposits Received under Securities Repurchase Agreements	20,433	17,888	21,929	2,545	(1,496)
Funds from Acceptances and Issue of Securities	4,753	5,350	4,268	(597)	485
Interbank and Interbranch Accounts	3,030	2,530	2,476	501	554
Borrowings and On-lendings	8,590	9,111	11,269	(521)	(2,678)
Derivative Financial Instruments	1,884	1,684	786	200	1,098
Technical Provisions for Insurance, Pension Plans and Cap.	13,486	12,506	10,048	979	3,438
Other Liabilities	31,673	35,605	35,522	(3,933)	(3,849)
Foreign Exchange Portfolio	8,831	12,251	14,643	(3,419)	(5,812)
Subordinated Debt	4,449	4,537	4,835	(89)	(386)
Others	18,393	18,817	16,044	(425)	2,349
Deferred Income	**60**	**40**	**57**	**20**	**2**
Minority interest in subsidiaries	**1,045**	**1,109**	**1,104**	**(64)**	**(59)**
Stockholder's Equity	**15,229**	**15,027**	**13,471**	**203**	**1,758**
TOTAL LIABILITIES	**144,671**	**144,545**	**138,520**	**126**	**6,151**
Deposits	44,488	43,694	37,590	794	6,898
Assets under Management	112,337	105,785	93,774	6,551	18,563
Total Deposits + Assets Under Management	156,825	149,480	131,364	7,345	25,460

Executive Summary

Consolidated Statement of Income

R$ Million

	3rd Q./05	2nd Q./05	Jan-Sep./05	Jan-Sep./04	Variation 3rd Q.05 - 2nd Q.05	Variation Jan-Sep05 - Jan-Sep04
Managerial Financial Margin	**3,331**	**3,305**	**9,621**	**7,238**	**26**	**2,384**
• Banking Operations	3,104	2,956	8,665	6,447	148	2,218
• Treasury	48	182	465	384	(134)	82
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	178	166	491	407	12	84
Result for Loan Losses	**(784)**	**(491)**	**(1,868)**	**(661)**	**(293)**	**(1,208)**
Provision for Loan and Lease Losses	(1,074)	(681)	(2,511)	(1,148)	(393)	(1,364)
Credits Recoveries and Renegociated	291	190	643	487	101	156
Net Income from Financial Operations	**2,547**	**2,814**	**7,753**	**6,577**	**(267)**	**1,176**
Other Operation Income (Expenses)	**(763)**	**(823)**	**(2,061)**	**(2,167)**	**61**	**106**
Banking Service Fees	1,971	1,852	5,617	4,366	119	1,251
Result from Operations of Insurance, Cap. and Pension	183	192	581	590	(9)	(10)
Non-Interest Expenses, excluding ISS, PIS and COFINS	(2,606)	(2,573)	(7,550)	(6,542)	(33)	(1,008)
Tax Expenses for ISS, PIS and COFINS	(372)	(356)	(1,067)	(828)	(16)	(240)
Equity in the Earnings of Associated Companies	17	(9)	131	52	26	79
Other Operating Income	45	71	227	195	(26)	33
Operating Income	**1,784**	**1,990**	**5,692**	**4,410**	**(206)**	**1,282**
Non-operating Income	5	(1)	10	1	5	9
Income before Income Tax and Social Contribution	**1,789**	**1,989**	**5,702**	**4,411**	**(200)**	**1,291**
Income Tax and Social Contribution	**(297)**	**(460)**	**(1,225)**	**(1,060)**	**163**	**(165)**
Extraordinary Results	**0**	**(50)**	**(192)**	**(301)**	**50**	**109**
Profit Sharing	**(112)**	**(133)**	**(337)**	**(271)**	**22**	**(66)**
Minority Interests	**(28)**	**(13)**	**(122)**	**(34)**	**(15)**	**(87)**
Net Income	**1,352**	**1,333**	**3,827**	**2,745**	**19**	**1,081**
Number of shares outstanding (1)	111,400,403	112,453,319	111,400,403	113,250,221	(1,052,916)	(1,849,818)
Book value per share - (R$) (2)	136.71	133.63	136.71	118.95	3.08	17.76
Net income per share - (R$) (2)	12.14	11.86	34.35	24.24	0.28	10.11

(1) In thousands in Sep/04.
(2) Lot of thousand shares in Sep/04.

Executive Summary - Third Quarter of 2005

Income by Segments

Itaubanco

The net income of the Itaubanco segment reached R$ 738 million in the third quarter of 2005, which corresponds to a 4.8% increase over the previous quarter. The managerial financial margin showed positive growth, to reach a total of R$ 2,132 million, and this was driven particularly by the growth of the credit transactions aimed at financing consumption. In addition, treasury results totaled R$ 4 million, which represents an increase of R$ 32 million in relation to the previous quarter. On the other hand, the expense associated with credit risk (allowance for loan losses) showed growth of R$ 217 million between the two quarters, reflecting basically the Bank's strategy, which has been to give priority to loans capable of generating a greater contribution to the financial margin, but which, in the light of market conditions, are susceptible to higher risks. In the period, we also set up R$ 50 million in the provision in excess of the minimum required by the banking authorities, as a result of the proprietary models used to project possible increases in nonperformance in situations of stress, indicating the need for a reinforcement of provisions, in view of the significant increase in the credit portfolio and the change in the product mix.

Banking service fees enjoyed a favorable performance because of the growth in the volume of funds under management in investment funds, the increase in the volume of loan transactions, which produced positive effects on the revenues associated with the approval and drawdown of credit, and the efforts made to normalize the payment of tariffs, which expanded the revenue from tax collection services. Likewise, non-interest expenses showed a positive change, with a reduction of R$ 36 million between the quarters, even after taking into consideration the impact of the collective labor agreement concluded in the period, which increased salaries by 6% and granted a one-off bonus of R$ 1,700.00 to each employee. Finally, the item Other was impacted by higher PIS and COFINS tax expenses, associated with the increase in the financial margin and in service revenues.

Banco Itaú BBA

Itaú BBA's net profit amounted to R$ 304 million in the third quarter of 2005, with a 5.7% decrease when compared with the previous quarter. The fall in the managerial financial margin is basically associated with the reduction in exposure through securities and derivatives over the quarter, generating a reduction in the managerial financial margin, which amounted to R$ 47 million in the period, compared to R$ 214 million in the previous quarter. The result from loan losses showed a reversal of provision, linked basically to the recovery of a loan granted to a company in the electricity sector.

Banking service fees were positively affected by the improved results from cash management services. Non-interest expenses showed a reduction, because there was no repetition in the third quarter of the impact associated with the accelerated amortization of software in the previous quarter, in the amount of R$ 20 million.

Itaucred

Contrasting with what happened last quarter, Itaucred's net income declined by R$ 76 million between the quarters. The noteworthy increase in the volume of consumer financing of non current account holders gave an impulse to the financial margin and led to an increase of 20.6% in the period. However, one of the main factors responsible for the decrease in results was the fact that this quarter did not see a repetition of the positive effect associated with the reversal of general provisions for doubtful debts that accured in the second quarter of 2005. During that period, Itaú carried out an ample review of its provisions, adjusting them in the light of the tangible collateral involved in the transactions. Furthermore, non-interest expenses saw a significant increase, associated, in great measure, to the current stage of development of the Taií operation, which in this period alone added 1,406 employees (sales promoters), as a result of 90 points of sale being opened in the quarter.

Corporation

The results of the Corporation are associated basically with the financial income obtained from Itaú's excess capital, together with some occurrences of extraordinary items in the results. Accordingly, the results posted in the second quarter of 2005 include the extraordinary expense of R$ 50 million in the period, associated with the provision for expenses for the implementation of the New Credicard Management Agreement and other less important corporate restructuring actions in the conglomerate.

Executive Summary

Third Quarter of 2005

The pro forma financial statements of Itaubanco, Itaú BBA, Itaucred and Corporation shown below are based on management information, reflecting more accurately the performance of the conglomerate's various business units. Between the third and the second quarter of 2005, the following variations occurred in the income statement of Itaú's business segments:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

	3rd Q./05	2nd Q./05	Variation	3rd Q./04
Itaubanco				
Managerial Financial Margin	2,132	2,080	53	1,599
Result from Loan Losses	(735)	(518)	(217)	(235)
Banking Service Fees	1,653	1,562	90	1,295
Non-Interest Expenses [1]	(1,992)	(2,028)	36	(1,816)
Income Tax and Social Contribution	(168)	(264)	96	5
Other [2]	(152)	(129)	(24)	(76)
Net Income of Itaubanco (A)	***738***	***704***	***34***	***772***
Itaú BBA				
Managerial Financial Margin	338	501	(163)	303
Result from Loan Losses	104	28	76	20
Banking Service Fees	100	96	4	83
Non-Interest Expenses [1]	(141)	(176)	35	(139)
Income Tax and Social Contribution	(58)	(62)	3	(51)
Other [2]	(39)	(67)	27	(21)
Net Income of Itaú BBA (B)	***304***	***322***	***(18)***	***196***
Itaucred				
Managerial Financial Margin	628	521	107	261
Result from Loan Losses	(153)	(2)	(151)	(41)
Banking Service Fees	221	194	27	131
Non-Interest Expenses [1]	(459)	(356)	(103)	(225)
Income Tax and Social Contribution	(50)	(104)	54	(25)
Other [2]	(38)	(28)	(10)	(35)
Net Income of Itaucred (C)	***150***	***226***	***(76)***	***65***
Corporation				
Managerial Financial Margin	232	203	29	205
Banking Service Fees	(3)	(0)	(3)	(1)
Non-Interest Expenses [1]	(14)	(14)	(0)	(4)
Income Tax and Social Contribution	(21)	(31)	11	(27)
Extraordinary Result	-	(50)	50	(305)
Other [3]	(34)	(26)	(8)	20
Net Income of Corporation (D)	***160***	***81***	***79***	***(113)***
NET INCOME of ITAÚ (A)+(B)+(C)+(D)	***1,352***	***1,333***	***19***	***920***

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes and Other Operating Expenses.
(2) Includes Revenues from Insurance, Pension Plan and Capitalization Transactions, Tax Expenses - ISS, PIS and COFINS, Other Operating Income, Non Operating Profits and Profit Sharing.
(3) Includes Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Income, Non Operating Profits, Profit Sharing, and Minority Interests in Subsidiary Companies.



Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Net Income

Net income in the third quarter of 2005
In the third quarter of 2005, Itaú achieved consolidated net income of R$ 1,352 million, which represents a 1.4% increase over the previous quarter. As of September 30, 2005, the parent company's net equity amounted to R$ 15,229 million, which led to an annualized return on equity (ROE) of 40.5%.

Total assets added up to R$ 144,671 million as of September 30, 2005, remaining practically unchanged in relation to the closing balance of the previous quarter. The annualized return on total assets (ROA) reached 3.8%, while this percentage was 3.7% p.a. at the end of the second quarter.

Assets targeted towards meeting the demand for credit accounted for 38.4% of total assets at the close of the third quarter, while the share of these in June corresponded to 36.2%, which evidences the intense process of change in the composition of the assets, with the objective of expanding transactions capable of generating a larger sustained contribution to results.

The vehicle financing portfolio was the highlight this quarter. It showed strong growth of 15.3%, which brought a significant expansion of Itaú's market share in this segment, which reached 17.4% in June 2005.

The net income achieved in this period reflects basically the important contribution coming from the strategy of expanding and altering the mix of the credit portfolio. This was the main factor responsible for the growth of the financial margin over the last few quarters.

Strategy
In the last few quarters, Itaú has been undergoing an intense process of changes, the strategic objective of which is to create new bases for the generation of income in a probable future scenario where interest rates lower than those currently practiced should prevail, together with an improvement in the rating of Brazilian sovereign risk.

The Bank's new initiatives are founded on confidence in the future and in the development of Brazil. The economic prospects, favorable for consumption, reinforce the belief in the strategy of expanding credit and augment the possibilities for achieving consistent results in the long term. Furthermore, Itaú is also supported by the following strategic pillars: (i) robust sources of revenues not derived from the financial intermediation activity, associated with the specialization, diversification and quality of the products and services offered by the different segments of the Bank, which are based on meeting the specific needs of the various kinds of customer;

(ii) a focus on costs, represented by a constant effort to rationalize processes and to reduce expenses; and (iii) growth in the operations of insurance, pension plans and capitalization, which have been showing a good performance, driven in particular by the VGBL and PGBL pension plan products.

The Bank's new investments have implied an increase in the number of employees, the development of operational and commercial infrastructure, and incurring new operating expenses. On the other hand, they are expanding the customer base, the volume of credit granted - reflected positively in the financial margin - and banking service fees - particularly those arising from the cross-selling of products -, resulting in an amply favorable contribution to the formation of net income. The expectation for the next two years is that these new areas of business will succeed in adding 6 million new potential non current account holding customers to Itaú's base.

With regard to Itaú BBA, the prospects for an expansion of the capital market are creating opportunities for acting as a provider of Investment Banking services, which may increase the share of service fees from the present 5% of the total to 15% to 20% in the next five years, with a less pronounced increase in the granting of credit.

Foreign Exchange and Interest
A favorable macroeconomic scenario in Brazil and abroad made it possible for the Monetary Policy Committee - Copom to start the process of reducing the basic interest rate (Selic). Accordingly, at the September meeting, the basic interest rate went down from 19.75% p.a. to 19.50% p.a., signaling the end of the monetary squeeze cycle.

In the third quarter of 2005, the real continued the same tendency of appreciation against the US dollar observed in the previous quarters. At the end of the period, the US dollar was quoted at R$ 2.2222, while as of June 30, 2005 the quotation was R$ 2.3504, which corresponds to a 5.5% variation in the quarter.

Macroeconomic Indices

	3rd Q./05	2nd Q./05	3rd Q./04	Jan-Sep/05	Jan-Sep/04
EMBI Brazil	344	411	466	344	466
CDI	4.7%	4.6%	3.9%	14.1%	11.7%
Exchange Rate	-5.5%	-11.8%	-8.0%	-16.3%	-1.1%
Exchange Rate (Quotation in R$)	2.2222	2.3504	2.8586	2.2222	2.8586
IGPM	-1.5%	0.2%	3.3%	0.2%	10.3%
Savings (TR + 6% p.a.)	2.4%	2.3%	2.1%	6.9%	6.0%

Analysis of the Consolidated Net Income

Managerial Financial Margin

The managerial financial margin of the third quarter of 2005 added up to R$ 3,331 million, with a 0.8% increase over the margin achieved in the previous quarter.

The financial margin from credit transactions made a positive contribution of R$ 195 million to the managerial financial margin of banking transactions and constituted the main element responsible for the positive variation of R$ 148 million observed between the quarters. This increase is derived from the strategy of expanding and altering the mix of the credit portfolio adopted by the Bank, which has been bringing a significant contribution to the formation of the results of the last few quarters.

Loan and financing transactions, including endorsements and sureties, totaled R$ 61,616 million as of September 30, 2005, which corresponds to a 5.1% increase compared to June's closing balance.

The products targeted to the retail segment enjoyed very strong growth in the period, as a result of the successful commercial effort expended by Itaú's teams. At the end of the quarter, the balance of loans to private individual customers reached R$ 25,593 million, which corresponds to a 12.1% increase in relation to June 2005. This balance is also equivalent to 41.5% of the total portfolio, while in the previous quarter retail transactions accounted for 38.9% of the total balance, which is an indication of the alteration in the mix of credit assets.

Treasury results for the third quarter of 2005 totaled R$ 48 million, which represents a decrease of R$ 134 million in relation to the previous quarter. This fall is associated with the reduction in exposure through securities and derivatives linked to the domestic interest rate market.

The consolidation of the impacts arising from the various factors described above resulted in an annualized rate of 13.5% for the managerial financial margin, which showed practically no change compared with the rate of 13.6% achieved in the previous quarter.

Managerial Net Interest Margin Analysis

R$ Million

	3rd Q./05	2nd Q./05	Jan-Sep./05	Jan-Sep./04
Managerial Financial Margin (A)	**3,331**	**3,305**	**9,621**	**7,238**
Average Balance from Operations (B)	**98,794**	**96,914**	**95,799**	**83,011**
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	34,271	34,453	34,057	33,659
Average Interbank and Interbranch Accounts	12,556	12,519	11,980	9,872
Average Net Foreign Exchange Portfolio	(284)	(179)	(241)	(180)
Average Net Loans (*)	52,252	50,122	50,003	39,661
Managerial Net Interest Margin = A/B	**13.5%**	**13.6%**	**13.4%**	**11.6%**

Obs: The average balance for the quarter is the arithmetical average of the balance on the last day of both the current quarter and the previous quarter. The average balance for the nine months period is the arithmetical average of the balance on the last day of the four previous quarters ((Dec+Mar+Jun+Set) / 4).
(*) Average Loan and Leases net of *nonperforming* Loans.

Composition of Credit Portfolio



Analysis of the Consolidated Performance

Results for Loan and Lease Losses

Analysis of Results from Possible Loan Losses

R$ Million

	3rd Q./05			2nd Q./05			Variation		
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total
(Increase)/Generic Reversal	(103)	(52)	(155)	(11)	(7)	(18)	(92)	(45)	(137)
(Increase)/Specific Reversal	(722)	(148)	(870)	(552)	(111)	(663)	(170)	(36)	(206)
Subtotal (Increase)/Reversal	**(825)**	**(200)**	**(1,024)**	**(563)**	**(118)**	**(681)**	**(262)**	**(82)**	**(343)**
Exceeding Provision			(50)			-			(50)
Expenses for Provision for Loan Losses			**(1,074)**			**(681)**			**(393)**
Credits Recoveries and Renegotiated			291			190			101
Result from Loan Losses			**(784)**			**(491)**			**(292)**

The expense for the provision for loan and lease losses reached R$ 1,074 million in the third quarter of 2005, which corresponds to a 57.8% increase in relation to the expense of the previous quarter.

The expense for general provisions grew R$ 137 million in the period. The R$ 92 million increase in the expense from the setting up of a general provision for transactions with private individual customers reflects not only the growth of the credit portfolio but also the reversal of provisions associated with secured transactions in the previous quarter (for further details, please see the Managerial Analysis Report of the Operation of the second quarter of 2005). The R$ 45 million increase in general provision for transactions with business customers derives from an adjustment to the risk level of one transaction with a corporate customer in the electricity sector, previously written off against the provision and renegotiated in the period. The expense for specific provisions increased R$ 206 million between the quarters and reflects the strategy adopted by Itaú of prioritizing transactions capable of generating a greater contribution to results, even though they represent higher risks. Also in the quarter, a provision in excess of the minimum required by the banking authorities, totaling R$ 50 million.

In the same period, the revenue from the recovery of credits written off as a loss reached R$ 291 million, which corresponds to a 53.1% increase, when compared with the previous quarter. As previously mentioned, Itaú BBA concluded in this quarter the process of renegotiating a transaction carried out with a customer in the electricity sector.

To assist the analysis of the net effects of the strategy of granting credit, we show the adjusted banking profit - made up of the managerial financial margin of banking transactions, service fees generated by the credit and credit card transactions, PIS and COFINS tax expenses, net of the results for loan and lease losses - which reached R$ 2,961 million in the period, growing of R$ 71 million when compared to the previous quarter.

Contribution of the Change of Mix of the Credit Portfolio

R$ Million

	3rd Q./05	2nd Q./05	1st Q./05	Jan-Sep/05
Managerial Financial Margin - Banking Operations (A)	3,104	2,956	2,605	8,665
Banking Service Fees with Operations of Credit and Credit Cards (B)	770	732	684	2,187
Taxes Expenses for PIS and COFINS (C)	(180)	(171)	(153)	(505)
Banking Product (D = A + B + C)	**3,694**	**3,516**	**3,136**	**10,347**
Adjustment 1 - Results from Loan and Lease Losses (E)	(784)	(491)	(594)	(1,868)
Adjustment 2 - Revision of Classification - Operations with Real Estate Security(F)	-	(135)	-	(135)
Adjustment 3 - Exceeding Provision (G)	50	-	150	200
Results from Loan and Lease Losses Adjusted (H = E + F + G)	**(734)**	**(626)**	**(444)**	**(1,803)**
Banking Product Adjusted (I = D + H)	**2,961**	**2,890**	**2,693**	**8,544**

	3rd Q./04	2nd Q./04	1st Q./04	Jan-Sep/04
Managerial Financial Margin - Banking Operations (A)	2,309	2,098	2,040	6,447
Banking Service Fees with Operations of Credit and Credit Cards (B)	490	458	415	1,363
Taxes Expenses for PIS and COFINS (C)	(130)	(119)	(114)	(363)
Banking Product (D = A + B + C)	**2,669**	**2,437**	**2,341**	**7,446**
Adjustment 1 - Results from Loan and Lease Losses (E)	(256)	(206)	(199)	(661)
Adjustment 2 - Revision of Classification - Operations with Real Estate Security(F)	-	-	-	-
Adjustment 3 - Exceeding Provision (G)	-	-	94	94
Results from Loan and Lease Losses Adjusted (H = E + F + G)	**(256)**	**(206)**	**(105)**	**(567)**
Banking Product Adjusted (I = D + H)	**2,413**	**2,231**	**2,236**	**6,880**

Analysis of the Consolidated Performance

The coverage ratio of the balance of allowances for loan losses over the balance of transactions that have ceased to accrue revenues reached 200.4% at September 30, 2005.

Non Performing Loans

R$ Million

	Sep 30, 05	Jun 30, 05	Mar 31, 05
Total Non Performing Loans (a)	1,824	1,593	1,491
Provision for Loan and Lease Losse	(3,656)	(3,242)	(3,288)
Credit Portfolio (b)	55,573	52,348	50,980
NPL Ratio [(a) / (b)] x 100	3.3%	3.0%	2.9%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual method.
(b) Endorsements and Sureties not included.

Abnormal Portfolio (*)

R$ Million

	Sep 30, 05	Jun 30, 05	Mar 31, 05
Abnormal Portfolio	3,624	3,185	2,956
Total Allowance	(3,656)	(3,242)	(3,288)
Excess of Allowance	32	57	332

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

Coverage Ratio (*)



189% (Sep 30, 03) 198% (Dec 31, 03) 202% (Mar 31, 04) 204% (Jun 30, 04) 210% (Sep 30, 04) 220% (Dec 31, 04) 221% (Mar 31, 05) 203% (Jun 30, 05) 200% (Sep 30, 05)

(*) Provision for Loan and Lease Losses / Total Non Performing Loans

Movements of Credit Portfolio

R$ Million

	3rd Q./05			2nd Q./05		
	Individuals	Businesses	Total	Individuals	Businesses	Total
Previous Balance	24,707	27,641	52,348	22,649	28,331	50,980
New Contracts	8,227	14,433	22,660	7,136	13,787	20,923
Accrual/ Movements	(1,461)	(1,931)	(3,392)	(1,381)	(2,355)	(3,737)
Settlement	(3,501)	(11,886)	(15,387)	(3,040)	(12,062)	(15,101)
Write-off	(575)	(81)	(656)	(657)	(60)	(717)
Final Balance	27,398	28,175	55,573	24,707	27,641	52,348

Movements of Provision for Loan Losses

R$ Million

	3rd Q./05				2nd Q./05			
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total
Previous Balance	(1,525)	(568)	(1,150)	(3,242)	(1,619)	(519)	(1,150)	(3,289)
New Contracts	(476)	(322)	-	(798)	(378)	(196)	-	(574)
Risk Level Transfer	(683)	(61)	-	(744)	(596)	(97)	-	(694)
Revision of Classification - Operations with Collateral					135	-	-	135
Accrual/ Movements	26	14	-	41	14	25	-	40
Settlement	311	166	-	477	262	149	-	411
Exceeding Allowance	-	-	(50)	(50)	-	-	-	-
Total	(822)	(203)	(50)	(1,074)	(564)	(118)	-	(681)
Write-off	575	81	-	656	657	60	-	717
Exchange Variation on the Provision Balance Abroad	-	4	-	4	-	10	-	10
Final Balance	(1,772)	(686)	(1,200)	(3,656)	(1,525)	(568)	(1,150)	(3,242)

Analysis of the Consolidated Performance

Banking Service Fees

R$ Million

	3rd Q./05	2nd Q./05	Variation
Resources Management	**445**	**415**	**30**
Mutual Fund Management Fees	430	402	27
Income from Administration of Consortium	15	13	2
Current Account Services	**351**	**355**	**(4)**
Credit Operations and Guarantees Provided	**320**	**297**	**23**
Credit Operations	300	273	27
Income from Guarantees Provided	20	24	(4)
Collection Services	**216**	**193**	**23**
Collection	103	97	6
Interbank Fees (Bills, Checks and Documents)	51	50	0
Tax Collection	63	46	17
Credit Cards	**470**	**459**	**11**
Outros	**169**	**134**	**35**
Foreign Exchange Services	7	7	(0)
Brokerage Services	34	26	8
Income from Inquiries of the Serasa Databases	47	43	5
Custody Services and Managed Portfolios	19	17	2
Other Services	61	40	21
Total	**1,971**	**1,852**	**118**

In the third quarter of 2005, Banking Service Fees grew significantly by R$ 120 million, totaling R$ 1,971 million, against R$ 1,852 million in the prior quarter.

Compared to Non-Interest Expenses, Banking Service Fees showed a coverage index of 76%, as opposed to 72% in the previous quarter. Taking only Personnel Expenses into consideration, the coverage index reached 186%, compared to 190% in the second quarter.

This growth was driven by Mutual Fund Management Fees, which increased by R$ 27 million as a result of the larger volume of funds under management.

Fees from Credit Operations also stood out totaling R$ 300 million, which represents a 10% growth.

Tax Collection Revenues contributed R$ 17 million to the increase in Banking Service Fees and were positively impacted by the normalization of tax payments by state governments.

The growth in revenues from Other Services is partly attributable to Banco Itaú BBA. Itaú BBA is uniquely positioned to reap the benefits of an antecipated significant expansion in capital markets, fueled by expected lower interest rates and potencial future upgrade of Brazil to investment grade status and is placing more emphasis on the provision of Investment Banking services.

Banking Service Fees Coverage Index over Non-Interest Expenses



(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non-Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

Number of Active Clients(*) and Current Accounts

(Million)



(*) Conceptually, a client (represented by a CPF/CPNJ number) is considered active if there has been one or more transactions in the current account in the last six months or a not null balance in cash deposit.

Analysis of the Consolidated Net Income

Non-Interest Expenses

R$ Million

	3rd Q./05	2nd Q./05	3rdQ05 - 2ndQ05	Jan-Sep/05	Jan-Sep/04	2005 - 2004
Personnel Expenses	**1,062**	**971**	**91**	**2,990**	**2,410**	**580**
Remuneration	563	539	24	1,621	1,375	245
Charges	184	162	21	509	425	84
Social Benefits	146	148	(2)	432	349	83
Training	16	18	(2)	41	33	8
Employee Resignation and Labor Claims	90	104	(14)	322	219	103
Single Bonus	65	-	65	65	8	56
Other Administrative Expenses	**1,245**	**1,179**	**66**	**3,524**	**3,079**	**445**
Data Processing and Telecommunication	303	282	21	861	795	66
Depreciation and Amortization	138	151	(13)	434	413	21
Premises	165	154	12	466	398	69
Third-Party Services	213	199	14	604	465	139
Financial System Service	92	90	2	264	239	25
Advertising, Promotions and Publications	107	85	22	253	202	51
Transportation	48	46	2	140	136	4
Materials	47	32	14	116	105	11
Security	34	34	0	101	95	6
Legal and Judicial Suit	14	23	(9)	54	43	11
Travel Expenses	13	12	1	34	31	3
Others	71	72	(1)	198	157	41
Other Operating Expenses	**220**	**305**	**(85)**	**764**	**888**	**(124)**
Provision for contingencies	96	150	(54)	332	448	(116)
Tax and Social Securities	16	(6)	22	43	106	(63)
Civil Lawsuits	80	130	(50)	263	272	(9)
Others	-	26	(26)	26	70	(43)
Sales - Credit Cards	62	63	(1)	186	141	46
Claims	54	49	5	129	62	67
Others	8	43	(35)	117	237	(120)
Tax Expenses	**79**	**117**	**(38)**	**272**	**166**	**106**
CPMF	51	97	(46)	207	113	94
Other taxes	28	19	8	65	53	12
Total Non-Interest Expenses	**2,605**	**2,572**	**34**	**7,550**	**6,542**	**1,008**
(-) Itaucred (Vehicle + Credit Cards - Non-Account Holders + Taí)	(459)	(356)	(103)	(1,111)	(589)	(522)
(-) Orbitall	(129)	(159)	30	(434)	(179)	(255)
Total New Ventures Effect	**(588)**	**(515)**	**(73)**	**(1,545)**	**(768)**	**(777)**
Total Non-Interest Exp. w/o effect of new ventures	**2,018**	**2,057**	**(39)**	**6,005**	**5,774**	**231**

Non-Interest Expenses, which include Personnel Expenses, Other Administrative Expenses, Other Operating Expenses, and Tax Expenses for CPMF and Other Taxes, reached R$ 2,605 million in the third quarter of 2005, increasing by R$ 34 million compared with the R$ 2,572 million of the second quarter. New ventures were responsible for an increase of R$ 73 million in Non-Interest Expenses, when compared with the previous quarter. If these ventures were not considered, such expenses would have decreased by R$ 39 million.

Efficiency Ratio



Non-Interest Expenses

R$ Million



Efficiency Ratio =

Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Others)

──

(Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income - Tax Expenses of PIS/COFINS/ISS)

Analysis of the Consolidated Net Income

Personnel Expenses

Personnel Expenses totaled R$ 1,062 million, increasing by R$ 91 million on the prior quarter. This increase was mainly due to the single payment of a R$ 1,700.00 bonus per employee, as well as to the 6.0% salary increase under the collective labor agreement effective September 2005. The agreement gave rise to additional expenses of R$ 93 million in the quarter.

Such increase was partly offset by the expenses for Employee Resignations and Labor Claims, which decreased by R$ 14 million in the quarter.

At the end of September 2005, Itaú had 49,546 employees, compared to 46,881 at the end of June. The increase is attributable to the continuing growth of Taií.

Number of Employees (*) (**) (***)



FIT: Personnal Loan Stores Operation
FIC: Itaú CDB Financial Company
(*) Includes Orbitall and Intercap bank's sales promotion company since Dec/04.
(**) Includes FIC which is 100% consolidated, despite the fact that Itaú's share in it is 50%.
(***) Credicard Banco, where Itaú's share is 50% , is not included. In Sep.05 this company had 453 employees.

Other Administrative Expenses

Other Administrative Expenses totaled R$ 1,245 million in the third quarter of 2005, increasing by R$ 66 million when compared to the R$ 1,179 million of the previous quarter.

New ventures, including the spin-off of Credicard Banco, currently under way, were largely responsible for the increase, in particular expenses for Data Processing and Telecommunications, Third-Party Services and Materials.

Marketing Expenses grew by R$ 22 million, impacted by the institutional campaign "Itaú 60 Years", heavily promoted in the quarter.

Other Operating Expenses

In the third quarter of 2005, Other Operating Expenses amounted to R$ 220 million, a significant R$ 85 million decline compared to the previous quarter. Provisions for Contingencies decreased by R$ 54 million in the quarter, as a result of actions taken in the second quarter of 2005, which increased these expenses in that period, primarily the adjustment in provisions linked to the minimum wage, which increased by 15% in May.

Tax Expenses for CPMF and Other Taxes

Tax Expenses for CPMF and Other Taxes totaled R$ 79 million in the third quarter of 2005, a significant decrease compared to the R$ 117 million in the previous quarter. The decline is due to the corporate reorganization that took place in the second quarter, which resulted in CPMF expenses of approximately R$ 50 million.

Volume of Self-Service Transactions

(Quantity in million)

Period	ATM Usual Transaction	Warning (*)	Automated Programmed Debit	Itaufone	Bankfone	PC Banking	Internet	Itaufax	Purchase Using Debit Card	Total
2002	**946**	**192**	**284**	**135**	**40**	**38**	**306**	**11**	**89**	**2,043**
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q/02	225	46	70	38	10	11	71	3	20	494
3rd Q/02	243	48	72	31	10	9	84	3	23	524
4th Q/02	254	71	73	33	10	6	92	2	27	569
2003	**1,033**	**586**	**302**	**145**	**41**	**13**	**427**	**10**	**121**	**2,677**
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q/03	248	117	76	36	10	4	99	2	28	621
3rd Q/03	254	151	75	36	11	3	111	2	30	675
4th Q./03	271	251	76	36	10	1	121	2	36	805
2004	**1,074**	**692**	**322**	**129**	**36**	**0**	**525**	**8**	**158**	**2,943**
1st Q./04	263	237	77	33	9	0	127	2	34	783
2nd Q/04	258	139	78	32	8	0	130	2	37	686
3rd Q/04	272	152	81	32	9	0	130	2	40	719
4th Q./04	280	163	85	32	9	-	137	2	47	754
2005	**823**	**482**	**276**	**88**	**27**	**-**	**473**	**5**	**142**	**2,316**
1st Q./05	277	156	88	30	9	-	149	2	45	756
2nd Q./05	272	158	92	29	9	-	157	2	46	765
3rd Q./05	274	167	96	29	9	-	168	2	51	795

(*) Transaction through warning screen on ATM.

Analysis of the Consolidated Net Income

Network Evolution (*)



(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. Not includes Taií.

The number of points of service totaled 24,633 in September 2005, a slight increase compared to 24,424 in June.

As part of its expansion process, Taií — which includes Itaú consumer loan operations and the associations between Itaú and CBD, as well as Itaú and Lojas Americanas (LASA) – opened during the quarter 90 new points of service, which now total 510 points.

Internet Banking Clients



(In million)

The number of Internet Banking customers in the third quarter of the year grew by 5% compared to the previous quarter, to reach over 4 million registered customers.

AOLA Transaction

In the third quarter of 2005, revenues from the marketing service agreement with América Online Brasil Ltda. (AOLB) in the amount of R$ 13 million were taken to consolidated income. The agreement between Itaú and AOLA provided for the advance receipt of funds relating to services rendered by Itaú to AOLB (AOL Brasil Ltda.), which are taken to income as the Bank incurs expenses for the agreed-upon services. At September 30, 2005, R$ 138 million are still recorded in the balance sheet to be subsequently allocated to revenues.

Tax Expenses for ISS, PIS and COFINS

ISS, PIS and COFINS tax expenses totaled R$ 372 million, a 4.6% growth from the previous quarter, as a result of the increased financial margin and banking service fees.

R$ Million

	3rd Q./05	2nd Q./05	Variation	%
PIS/COFINS	(301)	(290)	(11)	3,9%
ISS	(71)	(66)	(5)	8,0%
Total	**(372)**	**(356)**	**(17)**	**4,6%**

Net expenses for Income Tax and Social Contribution on Net Income in the third quarter of 2005 amounted to R$ 297 million, falling by 35% from the prior quarter, primarily due to increased expenses for Interest on Own Capital and decreased results subject to taxes.

R$ Million

	3rd Q./05	2nd Q./05	Variation
Income before Income Tax and Social Contribution	1,985	2,316	(331)
Income Tax and Social Contribution at the rates of 25% and 9%, respectively, (A)	(675)	(787)	113
(Inclusions) Exclusions and Others (B)	134	(118)	251
Exchange Variation on Investments Abroad	(118)	(277)	160
Interest on Own Capital	212	121	91
Others	40	39	0
Sub Total (C) = (A) + (B)	(541)	(905)	364
Exclusion of Exchange Variation on Investments Abroad (D)	(4)	(12)	8
Exclusion of Tax Effects from Hedge of Investments Abroad (E)	248	457	(209)
Income Tax and Social Contribution (C)+(D)+(E)	(297)	(460)	163

Tax credits accounted for 34.8% of net equity at the end of the third quarter of 2005. The slight increase in this ratio was due to the effect of purchase of shares to be held in treasury.

Tax Credits x Stockholders' Equity (%)





Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements

Allocated Capital

The pro forma financial statements were adjusted to evidence the impacts associated with the allocation of capital using a proprietary model that takes into consideration the credit, market and operational risks, without failing to consider the regulatory model and the level of capital assets.

This has made it possible to determine the Return on Risk-Adjusted Capital (RORAC), which corresponds to a measure of performance that is consistently adjusted to the capital needed to support the risk from the asset positions taken up.

The adjustments made to the balance sheet and income statement for the year are based on management information from the business units.

The "Corporation" column shows the results associated with excess capital and subordinated debt, as well as the equity in the earnings of the companies that are not associated to each one of the segments. In addition, the Minority Interest in subsidiary companies and Extraordinary Gains were allocated to the "Corporation" column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed out and subsequently reallocated to each segment in proportion to the amount of Tier I capital, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate revenues arising from the allocated capital. Finally, the cost of subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, according to the allocated Tier I capital.

The diagram below shows the alterations made to the financial statements so as to reflect the impacts of the allocation of capital.

Adjustments to the Financial Statements



Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjusts in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt by funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary model, as well as its revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Net Income
Allocated Tier I Capital

Pro Forma Financial Statements by Segment

The following tables are based on the pro forma financial statements of Itaubanco, Itaú BBA and Itaucred, using internally generated information, in such a way as to more accurately reflect the activity of the business units.

On September 30, 2005

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**115,554**	**43,706**	**13,749**	**4,153**	**141,873**
Cash and Cash Equivalents	2,010	43	-	0	2,053
Short-term Interbank Deposits	36,911	16,038	-	1,067	23,176
Short-term Interbank Deposits - Intercompany	18,173	11,641	-	-	-
Other	18,739	4,397	-	1,067	23,176
Securities	21,606	9,126	-	2,774	30,830
Interbank and Interbranch Accounts	11,995	49	-	0	12,006
Loans	24,294	17,135	14,143	-	55,573
(Allowance for Loan Losses)	(2,852)	(277)	(526)	-	(3,656)
Other Assets	21,590	1,592	132	312	21,892
Permanent Assets	**2,077**	**59**	**97**	**565**	**2,798**
TOTAL ASSETS	**117,632**	**43,765**	**13,845**	**4,718**	**144,671**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**110,144**	**39,887**	**12,328**	**1,266**	**128,337**
Deposits	49,636	21,954	-	-	44,488
Deposits - Intercompany	7,966	18,173	-	-	-
Other	41,670	3,782	-	-	44,488
Securities Repurchase Agreements	10,185	4,117	9,973	-	20,433
Securities Repurchase Agreements - Intercompany	3,675	-	-	-	-
Other	6,510	4,117	9,973	-	20,433
Funds from Acceptances and Issue of Securities	4,915	329	-	-	4,753
Interbank and Interbranch Accounts	2,548	520	-	-	3,030
Borrowings	1,716	6,845	29	-	8,590
Derivative Financial Instruments	1,753	1,889	-	18	1,884
Other Liabilities	25,906	4,233	2,326	1,248	31,673
Technical Provisions	13,486	-	-	-	13,486
Deferred Income	**50**	**9**	**-**	**-**	**60**
Minority Interest in Subsidiaries	**–**	**-**	**-**	**1,045**	**1,045**
Allocated Capital Level I	**7,437**	**3,868**	**1,517**	**2,407**	**15,229**
TOTAL LIABILITIES	**117,632**	**43,765**	**13,845**	**4,718**	**144,671**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement by Segment

R$ Million

3rd Quarter/05	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,132**	**338**	**628**	**232**	**3,331**
• Banking Operations	2,001	240	628	235	3,104
• Treasury	4	47	-	(3)	48
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	127	51	-	-	178
Result from Loan Losses	**(735)**	**104**	**(153)**	**-**	**(784)**
Provision for Loan and Lease Losses	(845)	(36)	(194)	-	(1,074)
Credits Recoveries and Renegotiated	110	140	41	-	291
Net Income from Financial Operations	**1,398**	**442**	**475**	**232**	**2,547**
Other Operating Income / (Expenses)	**(406)**	**(63)**	**(272)**	**(21)**	**(763)**
Banking Service Fees	1,653	100	221	(3)	1,971
Partial Result of Insurance, Capitalization and Pension Plans	183	-	0	-	183
Non-Interest Expenses	(1,992)	(141)	(459)	(14)	(2,606)
Taxes Expenses for ISS, PIS and COFINS	(281)	(26)	(51)	(14)	(372)
Equity in the Earnings of Associated Companies	-	-	-	17	17
Other Operating Income	32	4	17	(7)	45
Operating Income	**991**	**379**	**203**	**211**	**1,784**
Non-Operating Income	3	1	1	0	5
Income Before Tax	**995**	**379**	**204**	**211**	**1,789**
Income Tax and Social Contribution	**(168)**	**(58)**	**(50)**	**(21)**	**(297)**
Extraordinary Results	**-**	**-**	**-**	**-**	**-**
Profit Sharing	**(89)**	**(17)**	**(4)**	**(2)**	**(112)**
Minority Interests	**(0)**	**-**	**-**	**(28)**	**(28)**
Net Income	**738**	**304**	**150**	**160**	**1,352**
(RORAC) - Return over Level I Allocated Capital	**46.0%**	**35.3%**	**45.7%**	**29.4%**	**40.5%**
Efficiency Ratio	**53.6%**	**33.8%**	**56.3%**	**6.7%**	**50.5%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Segment

On June 30, 2005

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**115,290**	**38,617**	**11,652**	**5,215**	**141,751**
Cash and Cash Equivalents	2,020	55	-	0	2,076
Short-term Interbank Deposits	34,283	13,095	-	264	23,141
Short-term Interbank Deposits - Intercompany	15,191	8,686	-	-	-
Other	19,092	4,409	-	264	23,141
Securities	19,113	7,979	-	4,294	29,157
Interbank and Interbranch Accounts	13,087	37	-	0	13,105
Loans	23,848	16,510	11,990	-	52,348
(Allowance for Loan Losses)	(2,508)	(248)	(487)	-	(3,242)
Other Assets	25,446	1,189	149	656	25,167
Permanent Assets	**2,108**	**60**	**60**	**566**	**2,794**
TOTAL ASSETS	**117,397**	**38,677**	**11,713**	**5,781**	**144,545**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**109,945**	**35,114**	**10,403**	**1,930**	**128,370**
Deposits	45,327	18,930	-	563	43,694
Deposits - Intercompany	5,223	15,191	-	-	-
Other	40,104	3,739	-	563	43,694
Securities Repurchase Agreements	9,924	3,006	8,444	-	17,888
Securities Repurchase Agreements - Intercompany	3,463	-	-	-	-
Other	6,461	3,006	8,444	-	17,888
Funds from Acceptances and Issue of Securities	5,204	621	-	-	5,350
Interbank and Interbranch Accounts	2,243	306	-	-	2,530
Borrowings	2,310	6,788	14	-	9,111
Derivative Financial Instruments	1,647	1,544	-	3	1,684
Other Liabilities	30,784	3,920	1,946	1,364	35,605
Technical Provisions	12,506	-	-	-	12,506
Deferred Income	**31**	**9**	**–**	**–**	**40**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,109**	**1,109**
Allocated Capital Level I	**7,422**	**3,554**	**1,309**	**2,741**	**15,027**
TOTAL LIABILITIES	**117,397**	**38,677**	**11,713**	**5,781**	**144,545**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement by Segment

R$ Million

2nd Quarter/05	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,080**	**501**	**521**	**203**	**3,305**
• Banking Operations	1,991	238	521	206	2,956
• Treasury	(28)	214	-	(3)	182
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	117	49	-	-	166
Result from Loan Losses	**(518)**	**28**	**(2)**	**-**	**(491)**
Provision for Loan and Lease Losses	(648)	14	(47)	-	(681)
Credits Recoveries and Renegotiated	131	14	45	-	190
Net Income from Financial Operations	**1,562**	**530**	**519**	**203**	**2,814**
Other Operating Income / (Expenses)	**(496)**	**(114)**	**(187)**	**(27)**	**(823)**
Banking Service Fees	1,562	96	194	(0)	1,852
Partial Result of Insurance, Capitalization and Pension Plans	192	-	-	-	192
Non-Interest Expenses	(2,028)	(176)	(356)	(14)	(2,573)
Taxes Expenses for ISS, PIS and COFINS	(270)	(32)	(42)	(12)	(356)
Equity in the Earnings of Associated Companies	(0)	-	-	(9)	(9)
Other Operating Income	48	(2)	16	9	71
Operating Income	**1,066**	**416**	**332**	**176**	**1,990**
Non-Operating Income	(2)	0	0	(0)	(1)
Income Before Tax	**1,065**	**416**	**333**	**176**	**1,989**
Income Tax and Social Contribution	**(264)**	**(62)**	**(104)**	**(31)**	**(460)**
Extraordinary Results	**-**	**-**	**-**	**(50)**	**(50)**
Profit Sharing	**(97)**	**(33)**	**(3)**	**(1)**	**(133)**
Minority Interests	**0**	**-**	**-**	**(13)**	**(13)**
Net Income	**704**	**322**	**226**	**81**	**1,333**
(RORAC) - Return over Level I Allocated Capital	**43.7%**	**41.5%**	**88.9%**	**12.4%**	**40.5%**
Efficiency Ratio	**56.1%**	**31.2%**	**51.6%**	**7.0%**	**50.8%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

Financial Statements per Subsegment

Below are the balance sheets and statements of income for the Branch Banking, Credit Card - Account Holders, Insurance, Pension Plan and Capitalization segments of Itaubanco, which have been adjusted to reflect the impacts of capital allocation to each subsegment (pro forma).

On September 30, 2005

R$ Milliion

ASSETS	Itaubanco			
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Assets	**94,686**	**5,164**	**15,704**	**115,554**
Cash and Cash Equivalents	1,929	71	10	2,010
Short-term Interbank Deposits	36,327	585	-	36,911
Securities	6,745	694	14,167	21,606
Interbank and Interbranch Accounts	11,995	-	-	11,995
Loans	21,297	2,997	-	24,294
(Allowance for Loan Losses)	(2,657)	(195)	-	(2,852)
Other Assets	19,051	1,012	1,526	21,590
Permanent Assets	**1,706**	**159**	**212**	**2,077**
TOTAL ASSETS	**96,393**	**5,323**	**15,916**	**117,632**

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Liabilities	**90,643**	**4,766**	**14,735**	**110,144**
Deposits	49,636	-	-	49,636
Securities Repurchase Agreements	10,185	-	-	10,185
Funds from Acceptances and Issue of Securities	4,915	-	-	4,915
Interbank and Interbranch Accounts	2,548	-	-	2,548
Borrowings	1,560	156	-	1,716
Derivative Financial Instruments	1,728	-	25	1,753
Other Liabilities	20,071	4,610	1,225	25,906
Technical Provisions	-	-	13,486	13,486
Deferred Income	**50**	**-**	**0**	**50**
Allocated Capital Level I	**5,700**	**557**	**1,181**	**7,437**
TOTAL LIABILITIES	**96,393**	**5,323**	**15,916**	**117,632**

Pro Forma Financial Statement by Subsegment

R$ Million

3rd Quarter/05	Itaubanco				
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	Portfolio under management and Mutual Funds	Consolidaded
Managerial Financial Margin	**1,763**	**247**	**122**	**-**	**2,132**
• Banking Operations	1,632	247	122	-	2,001
• Treasury	4	-	-	-	4
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	127	-	-	-	127
Result from Loan Losses	**(647)**	**(88)**	**-**	**-**	**(735)**
Provision for Loan and Lease Losses	(745)	(99)	-	-	(845)
Credits Recoveries and Renegotiated	99	12	-	-	110
Net Income From Financial Operations	**1,116**	**159**	**122**	**-**	**1,398**
Other Operating Income (Expenses)	**(537)**	**(8)**	**30**	**108**	**(406)**
Banking Service Fees	795	376	45	437	1,653
Transfer to Banking	202	-	-	(202)	-
Partial Result of Insurance, Capitalization and Pension Plans	19	-	164	-	183
Non-Interest Expenses	(1,381)	(350)	(156)	(105)	(1,992)
Taxes Expenses for ISS, PIS and COFINS	(182)	(53)	(24)	(22)	(281)
Other Operating Income	10	20	1	-	32
Operating Income	**579**	**151**	**152**	**108**	**991**
Non-Operating Income	(3)	0	6	-	3
Income Before Tax	**577**	**152**	**158**	**108**	**995**
Income Tax and Social Contribution	**(41)**	**(42)**	**(38)**	**(48)**	**(168)**
Profit Sharing	**(49)**	**(14)**	**(6)**	**(20)**	**(89)**
Net Income	**488**	**96**	**114**	**40**	**738**
(RORAC) - Return over Level I Allocated Capital	40.9%	89.5%	36.0%		46.0%
Efficiency Ratio	53.0%	59.4%	50.5%		53.6%

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On June 30, 2005

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards – Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Assets	**95,534**	**4,828**	**14,928**	**115,290**
Cash and Cash Equivalents	1,961	40	19	2,020
Short-term Interbank Deposits	33,692	591	-	34,283
Securities	5,072	615	13,426	19,113
Interbank and Interbranch Accounts	13,087	-	-	13,087
Loans	21,050	2,798	-	23,848
(Allowance for Loan Losses)	(2,382)	(125)	-	(2,508)
Other Assets	23,056	908	1,483	25,446
Permanent Assets	**1,727**	**165**	**216**	**2,108**
TOTAL ASSETS	**97,261**	**4,992**	**15,144**	**117,397**

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards – Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Liabilities	**91,744**	**4,487**	**13,713**	**109,945**
Deposits	45,327	-	-	45,327
Securities Repurchase Agreements	9,924	-	-	9,924
Funds from Acceptances and Issue of Securities	5,204	-	-	5,204
Interbank and Interbranch Accounts	2,243	-	-	2,243
Borrowings	2,147	163	-	2,310
Derivative Financial Instruments	1,630	-	17	1,647
Other Liabilities	25,270	4,325	1,189	30,784
Technical Provisions	-	-	12,506	12,506
Deferred Income	**31**	**-**	**0**	**31**
Allocated Capital Level I	**5,486**	**505**	**1,431**	**7,422**
TOTAL LIABILITIES	**97,261**	**4,992**	**15,144**	**117,397**

Pro Forma Financial Statement by Subsegment

R$ Million

2nd Quarter/05	Itaubanco				
	Branch Banking	Credit Cards – Accounting Holders	Insurance, Pension and Capitalization	Portfolio under management and Mutual Funds	Consolidaded
Managerial Financial Margin	**1,710**	**234**	**135**	**-**	**2,080**
• Banking Operations	1,621	234	135	-	1,991
• Treasury	(28)	-	-	-	(28)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	117	-	-	-	117
Result from Loan Losses	**(468)**	**(50)**	**-**	**-**	**(518)**
Provision for Loan and Lease Losses	(568)	(80)	-	-	(648)
Credits Recoveries and Renegotiated	101	30	-	-	131
Net Income From Financial Operations	**1,243**	**185**	**135**	**-**	**1,562**
Other Operating Income (Expenses)	**(629)**	**(2)**	**51**	**84**	**(496)**
Banking Service Fees	753	364	40	405	1,562
Transfer to Banking	191	-	-	(191)	-
Partial Result of Insurance, Capitalization and Pension Plans	20	-	172	-	192
Non-Interest Expenses	(1,443)	(329)	(143)	(113)	(2,028)
Taxes Expenses for ISS, PIS and COFINS	(174)	(55)	(23)	(18)	(270)
Equity in the Earnings of Associated Companies	(0)	-	-	-	(0)
Other Operating Income	24	18	5	-	48
Operating Income	**614**	**183**	**186**	**84**	**1,066**
Non-Operating Income	(5)	1	3	-	(2)
Income Before Tax	**609**	**183**	**189**	**84**	**1,065**
Income Tax and Social Contribution	**(130)**	**(55)**	**(44)**	**(35)**	**(264)**
Profit Sharing	**(66)**	**(14)**	**(4)**	**(13)**	**(97)**
Net Income	**413**	**114**	**141**	**37**	**704**
(RORAC) - Return over Level I Allocated Capital	30.4%	125.2%	45.5%		43.7%
Efficiency Ratio	57.2%	58.6%	43.5%		56.1%

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The statement of income of the Branch Banking segment of Itaubanco, shown below, is based on Banco Itaú's pro forma financial statements.

R$ Million

Itaubanco - Banking	3rd Q./05	2nd Q./05	Variation
NET INTEREST MARGIN	**1,763**	**1,710**	**53**
• Banking Operations	1,632	1,621	11
• Treasury	4	(28)	32
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	127	117	10
Result from Loan Losses	**(647)**	**(468)**	**(179)**
Provision for Loan and Lease Losses	(745)	(568)	(177)
Credits Recoveries and Renegotiated	99	101	(2)
NET INCOME FROM FINANCIAL OPERATIONS	**1,116**	**1,243**	**(126)**
OTHER OPERATING INCOME (EXPENSES)	**(537)**	**(629)**	**92**
Banking Service Fees	997	944	53
Result from Op. of Insurance, Capitalization and Pension Plans	19	20	(1)
Non-Interest Expenses	(1,381)	(1,443)	62
Taxes Expenses for ISS, PIS and COFINS	(182)	(174)	(8)
Other Operating Income	10	24	(14)
OPERATING INCOME	**579**	**614**	**(34)**
Non-Operating Income	(3)	(5)	2
INCOME BEFORE TAX	**577**	**609**	**(32)**
Income Tax and Social Contribution	**(41)**	**(130)**	**89**
Profit Sharing	**(49)**	**(66)**	**17**
Participações Minoritárias nas Subsidiárias	**-**	**-**	**-**
NET INCOME	**488**	**413**	**74**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

In the third quarter of 2005, Itaubanco's Branch Banking segment achieved net income of R$ 488 million, which corresponds to an increase of R$ 74 million when compared to the previous quarter.

The managerial financial margin showed a positive change of R$ 53 million between the quarters. The main contribution for this increase came from treasury transactions, which, with a margin of R$ 4 million, showed an increase of R$ 32 million over the previous quarter's loss. The focus on retail credit transactions made the financial margin on banking transactions show an increase of R$ 11 million in the quarter.

The R$ 177 million increase in expense for doubtful loans includes the expense of setting up R$ 50 million of provision in excess of the minimum required by the banking authorities, which that took place in this quarter. In addition, the setting up of general provisions associated with the increase in the credit portfolio and the changes in overdue balance on non-accruing loans contributed towards the increase in the expense for provision for doubtful loans.

Banking service fees showed a positive variation of R$ 53 million, benefiting from the revenues associated with the approval and drawdown of credit - driven by the increase in the volume of transactions - and from the revenues from tax collection services, affected by the normalization of the payment of tariffs by state governments.

Non-interest expenses showed a reduction of R$ 62 million between the quarters, brought about by nonrecurrence in the third quarter of the provisions for contingent liabilities observed in the previous quarter.

Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall e Redecard.

R$ Million

	3rd Q./05	2nd Q./05	Variation
Managerial Financial Margin	**247**	**234**	**12**
Result from Loan Losses	**(88)**	**(50)**	**(38)**
Provision for Loan and Lease Losses	(99)	(80)	(20)
Credits Recoveries and Renegotiated	12	30	(18)
Net Income from Financial Operations	**159**	**185**	**(26)**
Other Operating Income / Expenses	**(8)**	**(2)**	**(6)**
Service Fees	376	364	12
Non-Interest Expenses	(350)	(329)	(21)
Tax Expenses for ISS, PIS and COFINS	(53)	(55)	2
Other Operating Income	20	18	2
Operating Income	**151**	**182**	**(31)**
Non-Operating Income	0	1	(0)
Income Before Tax	**152**	**183**	**(31)**
Income Tax and Social Contribution	(42)	(55)	14
Profit Sharing	(14)	(14)	1
Net Income	**96**	**113**	**(17)**

The net income from the Credit Card - Current Account Holders segment reached R$ 96 million in the third quarter of 2005, declining by 15.1% compared to the prior quarter, due to non-performing loan results, as well as non-interest expenses.

The managerial financial margin showed growth, due to the greater volume of financing, which also had an impact on the allowance for loan losses, generating greater expense on setting up allowances. The increased volume of financing is intended to improve results, mostly on a long-term basis. Revenues from the recovery of written-off credits decreased compared to the previous quarter, as a result of the initial impact of the greater efforts to collect amounts written off against allowances.

Service income grew primarily due to interchange arising from the greater volume of transactions. Non-interest expenses increased basically due to the higher depreciation of Redecard equipment rented to retail establishments.

Our own credit card base went up from 7,970 thousand in June to 8,259 thousand in September 2005, increasing by 3.6% in the third quarter of the year.

The volume of transactions in the period totaled R$ 4.2 billion, up 6.3% from the prior quarter.

Volume of Transactions



In September 2005, Itaucard had a level of active accounts (accounts that are billed) of 81.0%, of which 78.7% carried out transactions in the last month. The average movement in the quarter was R$ 1,151.39 per account.

Quantity of Credit Cards and Market Share



Quantity of Credit Cards by Brand - Sep 30, 05



Insurance, Pension Plan and Capitalization

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to identify the performance of the insurance related businesses.

On September 30, 2005

R$ Million

ASSETS	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Assets	**2,442**	**12,070**	**1,252**	**15,704**
Cash and Cash Equivalents	7	2	1	10
Securities	1,222	11,774	1,235	14,167
Other Assets	1,214	293	17	1,526
Permanent Assets	**165**	**5**	**50**	**212**
TOTAL ASSETS	**2,607**	**12,075**	**1,302**	**15,916**

LIABILITIES	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,179**	**11,407**	**1,218**	**14,735**
Technical Provisions - Insurance	1,214	303	-	1,518
Technical Provisions - Pension Plan	1	10,866	-	10,867
Technical Provisions - Capitalization	-	-	1,107	1,101
Other Liabilities	964	238	112	1,250
Allocated Capital Level I	**428**	**669**	**84**	**1,181**
TOTAL LIABILITIES	**2,607**	**12,075**	**1,302**	**15,916**

Statement of Income of the Segment

R$ Million

3rd QUARTER / 2005	Insurance	Pension Plan	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**521**	**1,026**	**188**	**1,730**
Revenues from Insurance (a)	521	99	-	620
Revenues from Pension Plans (b)	-	927	-	927
Revenues from Capitalization (c)	-	-	188	183
Changes in Technical Reserves	**(56)**	**(511)**	**(148)**	**(712)**
Insurance (d)	(56)	(2)	-	(58)
Pension Plans (e)	-	(509)	-	(509)
Capitalization (f)	-	-	(148)	(144)
Pension Plan Benefits Expenses (g)	**-**	**(387)**	**-**	**(387)**
Earned Premiums (h=a+d)	**465**	**97**	**-**	**562**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**31**	**40**	**69**
Retained Claims (j)	**(298)**	**(29)**	**-**	**(328)**
Selling Expenses (k)	**(113)**	**(14)**	**(6)**	**(132)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**3**	**(10)**	**(1)**	**(8)**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**56**	**74**	**33**	**164**
Financial Margin	41	65	23	122
Service Fees	-	45	-	45
Non-Interest Expenses	(80)	(56)	(21)	(156)
Tax Expenses of ISS, PIS and COFINS	(15)	(7)	(2)	(24)
Other Operating Income	1	1	0	1
Operating Income	**4**	**123**	**33**	**152**
Non-Operating Income	3	1	2	6
Income Before Income Tax and Social Contribution	**7**	**123**	**35**	**158**
Income Tax / Social Contribution	6	(34)	(12)	(38)
Profit Sharing	(6)	(0)	-	(6)
Net Income	**7**	**89**	**23**	**114**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.

The information on VGBL was classified together with the pension plan products

Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Expenses for CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

On June 30, 2005

R$ Million

ASSETS	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Assets	**2,265**	**11,412**	**1,320**	**14,928**
Cash and Cash Equivalents	14	3	3	19
Securities	1,081	11,116	1,302	13,426
Other Assets	1,170	293	16	1,483
Permanent Assets	**168**	**5**	**51**	**216**
TOTAL ASSETS	**2,433**	**11,417**	**1,371**	**15,144**

LIABILITIES	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,021**	**10,564**	**1,205**	**13,713**
Technical Provisions - Insurance	1,150	302	-	1,451
Technical Provisions - Pension Plan	1	9,972	-	9,973
Technical Provisions - Capitalization	-	-	1,088	1,082
Other Liabilities	870	291	118	1,207
Allocated Capital Level I	**412**	**853**	**166**	**1,431**
TOTAL LIABILITIES	**2,433**	**11,417**	**1,371**	**15,144**

Statement of Income of the Segment

R$ Million

2nd QUARTER / 2005	Insurance	Pension Plan	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**460**	**1,042**	**220**	**1,718**
Revenues from Insurance (a)	460	119	-	579
Revenues from Pension Plans (b)	-	922	-	922
Revenues from Capitalization (c)	-	-	220	216
Changes in Technical Reserves	**(22)**	**(537)**	**(181)**	**(738)**
Insurance (d)	(22)	(22)	-	(45)
Pension Plans (e)	-	(515)	-	(515)
Capitalization (f)	-	-	(181)	(178)
Pension Plan Benefits Expenses (g)	**-**	**(386)**	**-**	**(386)**
Earned Premiums (h=a+d)	**437**	**97**	**-**	**535**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**21**	**39**	**59**
Retained Claims (j)	**(285)**	**(29)**	**-**	**(314)**
Selling Expenses (k)	**(90)**	**(13)**	**(5)**	**(108)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**6**	**(5)**	**(1)**	**0**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**69**	**71**	**33**	**172**
Financial Margin	42	63	39	135
Service Fees	-	40	-	40
Non-Interest Expenses	(85)	(36)	(22)	(143)
Tax Expenses of ISS, PIS and COFINS	(14)	(6)	(3)	(23)
Other Operating Income	4	1	1	5
Operating Income	**16**	**132**	**47**	**186**
Non-Operating Income	3	(3)	3	3
Income Before Income Tax and Social Contribution	**19**	**129**	**50**	**189**
Income Tax / Social Contribution	(1)	(32)	(14)	(44)
Profit Sharing	(4)	(0)	-	(4)
Net Income	**14**	**97**	**36**	**141**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.
   The information on VGBL was classified together with the pension plan products
   Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

Insurance

The pro forma net income of the insurance companies reached R$ 7 million in the third quarter of 2005, showing a reduction when compared to the R$ 14 million of the previous quarter. This fall is basically related to the increase in expenses for retained claims.

Earned premiums grew by 6.3% in the period. We highlight the earned premiums from automobile insurance, which increased by 6.0% in the quarter, and the earned premiums from all other lines as a whole, which grew by 38.3% in the quarter, chiefly because of the launch of the Proteção Cartão Credicard product.

Retained claims increased by R$ 14 million, rising from R$ 285 million to R$ 298 million in the third quarter of 2005, basically because of the increased level of claims in the group life and health lines.

The charts below, which include the life insurance line of the Life and Pension Plan segment, depict the breakdown of the earned premiums by line of insurance.

Automobile insurance had a 41.8% share of the total of earned premiums in the third quarter, while the share of the life and personal accident line was 30.0%.

Composition of Earned Premiums



Combined Ratio

The 1.9% increase in the combined ratio referring to insurance operations resulted from the increase in the claim level in the group life insurance line.



NB: In the calculation of the combined ratio, results from Proteção Cartão Credicard were recorded net under Other Expenses.

Number of policies - Mass Products



The number of life and personal accident policies showed growth, reaching 1,106 thousand policies at the end of the third quarter of 2005.

The number of automobile policies showed a small reduction to a total of 792 thousand policies in the period. The same occurred with the residential products, which totaled 534 thousand policies at the end of the third quarter of 2005

Private Pensions Plans

The pro forma net income of the private pension plan companies reached R$ 89 million in the third quarter of 2005, an 8.2% decline in relation to the previous quarter. This fall is attributable to the growth in Non-Interest Expenses, as a result of the advertising campaign during the period.

Pension Plan Technical Provisions



Note: The charts for Insurance do not include Itauseg Saúde and Gralha Azul Saúde, but they do include the life insurance business of Itaú Vida e Previdência S.A.

Insurance, Pension Plan and Capitalization

The table below shows the technical provisions by product and by guaranteed yield for participants.

Technical Reserves by product/guarantee in 09/30/2005

R$ Million

PRODUCT	GUARANTEED YIELD			OTHER	TOTAL	%
	EXCLUSIVE	IGP-M	TR			
	FUNDS					
VGBL	6,243	-	-		6,243	57.5%
PGBL	2,950	-	-		2,950	27.1%
TRADITIONAL	-	1,556	85	-	1,641	15.1%
DEFINED BENEFIT	-	-	27		27	0.2%
ACCESSORIES	-	-	-	5	5	0.0%
TOTAL	9,193	1,556	112	5	10,866	100.0%

At the end of the third quarter of 2005, technical provisions added up to approximately R$ 11 billion, up 9.0% on the previous quarter.

At September 30, 2005, VGBL products and PGBL products accounted for 57.5% and 27.1% of total pension plan technical provisions, respectively.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL had their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The Traditional and Defined Benefit plans, which have ceased to be marketed by Itaú, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR). At the end of the third quarter of 2005, their share in the technical provisions was 15.4%.

It should be mentioned that on July 4, 2005, the Official Gazette of the Union published Provisional Measure no. 255/05, which extends the time limit for opting for Definitive Regressive Taxation. Now, customers who contracted an Itaú Private Pension Plano or Itaú FAPI before December 31, 2004 have until December 30, 2005 to opt for Definitive Regressive Taxation. Customers contracting new plans have until the last business day of the month subsequent to the contract date to choose the form of taxation.

Capitalization

The pro forma net income of the capitalization companies reached R$ 23 million in the third quarter of 2005, decreasing by 36.5% compared to the prior quarter. Such result is due to lower securities revenues in relation to the previous quarter, coupled with corporate restructuring processes.

This quarter, we ran the sales campaign for PIC Natureza, which is a premium bond with monthly payments of R$ 35.00 or R$ 50.00. Under this campaign, approximately 114.5 thousand bonds were sold, which contributed towards the portfolio reaching 3.9 million active bonds, corresponding to R$ 1,101 million in technical provisions. In the past 12 months, cash prizes amounting to R$ 32 million were distributed to 833 customers whose bonds were drawn at random.

The following table shows the changes in the portfolio of capitalization bonds with monthly payments (PIC) and those with a single payment (Super PIC).

Number of capitalization bonds



In Thousand

	09/30/2004	12/31/2004	03/31/2005	06/30/2005	09/30/2005
Total	3,686	3,596	3,733	3,735	3,934
Super PIC	398	413	409	425	439
PIC	3,289	3,182	3,324	3,311	3,494

Investment Funds and Managed Portfolio

The pro forma financial statements below were prepared based on internal management information and are intended to show the performance of the Investment Fund-related business.

R$ Million

	3rd Q./05	2nd Q./05	Variation
Banking Service Fees	**437**	**405**	**32**
Mutual Fund Management Fees (*)	394	366	28
Brokerage Services	26	28	(2)
Custody Services and Managed Portfolios	17	11	6
Transfer for Banking	**(202)**	**(191)**	**(12)**
Non Interest Expenses	**(105)**	**(113)**	**8**
Taxes Expenses (ISS, PIS and COFINS)	**(22)**	**(18)**	**(4)**
INCOME BEFORE TAX	**108**	**84**	**24**
Income Tax and Social Contribution	(48)	(35)	(14)
Profit Sharing	(20)	(13)	(7)
NET INCOME	**40**	**37**	**3**

(*) Not including income from Pension Plans Funds Management.

Obs:The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses with CPMF and others.

In the third quarter of 2005, Net Income from Investment Fund and Managed Portfolio segment totaled R$ 40 million, compared to R$ 37 million in the prior quarter.

Mutual Fund Management Fees totaled R$ 394 million in the period, compared to R$ 366 million in the second quarter of 2005. This increase is mainly due to the higher revenues from management fees driven by the larger volume of funds under management.

Banco Itaú Holding stood out on the annual awards granted by *Exame* magazine, receiving the awards of Fund Manager of the Year and Equity Fund Manager of the Year.

Assets Under Management



Itaú Corretora

In the third quarter of 2005, Itaú Corretora, which is managed independently from the investment funds activities, traded a volume of R$ 11.2 billion on Bovespa, a 43% increase compared to the same period of the previous year. In September 2005, Itaú Corretora ranked fourth among all brokers, with a 6.0% market share.

On the BM&F, Itaú Corretora traded 8.6 million contracts in the quarter, taking up from the sixth position in the third quarter of 2004 to the second position in the third quarter of 2005.

In the third quarter of 2005, Itaú Corretora, through its Home Broker- www.itautrade.com.br – traded a volume of R$ 905 million, with an 8.1% market share, reflecting 25% growth compared to the third quarter of 2004.

Itaú BBA

We set out below the pro forma income statement of Itaú BBA.

R$ Million

Itaú BBA	3rd Q./05	2nd Q./05	Variation
Managerial Financial Margin	**338**	**501**	**(163)**
• Banking Operations	240	238	2
• Treasury	47	214	(167)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	51	49	2
Result from Loan Losses	**104**	**28**	**76**
Provision for Loan and Lease Losses	(36)	14	(50)
Credits Recoveries and Renegotiated	140	14	126
Net Income from Financial Operations	**442**	**530**	**(88)**
Other Operating Income / (Expenses)	**(63)**	**(114)**	**51**
Banking Service Fees	100	96	4
Result from Operations of Insurance, Capitalization and Pension Plans	-	-	-
Despesas não Decorrentes de Juros	(141)	(176)	35
Non-Interest Expenses	(26)	(32)	6
Equity in the Earnings of Associated Companies	-	-	-
Other Operating Income	4	(2)	6
Operating Income	**379**	**416**	**(37)**
Non-Operating Income	1	-	1
Income before Tax	**379**	**416**	**379**
Income Tax and Social Contribution	**(58)**	**(62)**	**3**
Extraordinary Results	**-**	**-**	**-**
Profit Sharing	**(17)**	**(33)**	**15**
Net Income	**304**	**322**	**(18)**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The third quarter of 2005 showed a financial margin of R$ 338 million, which represents a 32.6% decrease when compared to the margin of R$ 501 million observed in the previous quarter.

The financial margin from banking transactions totaled R$ 240 million in the third quarter, a slight increase of 0.7% over the previous quarter, as a result of gains from structured credit transactions, which have a higher added value.

The income of R$ 47 million from treasury transactions reflects basically a reduction of their exposures in the course of the quarter.

The excellent level of the quality of the credit portfolio should be pointed out, with 98% of the credits ranked at "AA", "A" and "B" risk levels, according to the criteria of Resolution 2682 of the Brazilian Central Bank. In this context, the result for loan losses shows a R$ 104 million reversal of provision in the quarter, as a result of (i) reclassifications of risk ratings, (ii) credit recovery, resulting from renegotiating loans granted to the electricity sector; and (iii) effects of the appreciation of the real against the US dollar.

The gross income from financial intermediation, in the amount of R$ 442 million, showed a 17% decrease in comparison with the previous quarter.

Banking service fees totaled R$ 100 million in the quarter, a 3.7% increase in relation to the previous quarter, explained mainly by the improved results from cash management services.

Non-interest expenses of R$ 141 million showed a reduction of 20.0% , compared to the second quarter of 2005, mainly as a result of the accelerated amortization of software carried out in June, in the amount of R$ 20 million.

As a consequence of the items described above, Itaú BBA's pro forma net income amounted to R$ 304 million in the third quarter of 2005, which represents a 5.7% decrease in relation to the previous quarter, corresponding to an annualized return on allocated capital (Tier I) of 35.3% in the quarter.

Itaucred

The following tables are based on the pro forma financial statements of Itaucred, using internally generated information, intended to reflect the activity of the business units more accurately.

On September 30, 2005 *R$ Million*

| ASSETS | Itaucred | | | |
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**9,591**	**2,571**	**1,587**	**13,749**
Credit Operations	9,734	2,779	1,630	14,143
(Allowance for Loan Losses)	(266)	(213)	(48)	(526)
Other Assets	123	5	4	132
Permanent Assets	**56**	**4**	**36**	**97**
TOTAL ASSETS	**9,648**	**2,575**	**1,622**	**13,845**

R$ Million

| LIABILITIES | Itaucred | | | |
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**8,669**	**2,204**	**1,455**	**12,328**
Securities Repurchase Agreements	8,283	415	1,275	9,973
Borrowings	29	-	-	29
Other Liabilities	357	1,789	180	2,326
Allocated Capital Level I	**979**	**371**	**167**	**1,517**
TOTAL LIABILITIES	**9,648**	**2,575**	**1,622**	**13,845**

Financial Statement

R$ Million

3rd Quarter/05	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
NET INTEREST MARGIN	**317**	**243**	**67**	**628**
Result from Loan Losses	**(47)**	**(73)**	**(33)**	**(153)**
Provision for Loan and Lease Losses	(75)	(84)	(36)	(194)
Credits Recoveries and Renegotiated	28	11	2	41
NET INCOME FROM FINANCIAL OPERATIONS	**271**	**170**	**34**	**475**
OTHER OPERATING INCOME (EXPENSES)	**(54)**	**(120)**	**(97)**	**(272)**
Banking Service Fees	96	117	9	221
Non-Interest Expenses	(129)	(228)	(103)	(459)
Taxes Expenses for ISS, PIS and COFINS	(23)	(23)	(4)	(51)
Other Operating Income	2	14	1	17
OPERATING INCOME	**216**	**50**	**(63)**	**203**
Non-Operating Income	(0)	1	(0)	1
INCOME BEFORE TAX	**216**	**51**	**(63)**	**204**
Income Tax and Social Contribution	**(61)**	**(12)**	**23**	**(50)**
Profit Sharing	**(2)**	**(2)**	**(0)**	**(4)**
NET INCOME	**153**	**36**	**(40)**	**150**
(RORAC) - Return over Level I Allocated Capital	79.1%	44.8%	-66.2%	45.7%
Efficiency Ratio	32.9%	64.9%	141.1%	56.3%

Note: From 30/09/05 company FIC is being consolidated integrally.
The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

On June 30, 2005

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**8,303**	**2,314**	**1,036**	**11,652**
Credit Operations	8,395	2,555	1,040	11,990
(Allowance for Loan Losses)	(232)	(247)	(8)	(487)
Other Assets	140	5	4	149
Permanent Assets	**46**	**4**	**10**	**60**
TOTAL ASSETS	**8,349**	**2,318**	**1,046**	**11,713**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**7,495**	**1,975**	**934**	**10,403**
Securities Repurchase Agreements	7,163	398	883	8,444
Borrowings	14	-	-	14
Other Liabilities	318	1,577	51	1,946
Allocated Capital Level I	**854**	**343**	**112**	**1,309**
TOTAL LIABILITIES	**8,349**	**2,318**	**1,046**	**11,713**

Financial Statement

R$ Million

2nd Quarter/05	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
NET INTEREST MARGIN	**276**	**220**	**25**	**521**
Result from Loan Losses	**56**	**(55)**	**(3)**	**(2)**
Provision for Loan and Lease Losses	22	(65)	(4)	(47)
Credits Recoveries and Renegotiated	34	10	1	45
NET INCOME FROM FINANCIAL OPERATIONS	**332**	**165**	**22**	**519**
OTHER OPERATING INCOME (EXPENSES)	**(65)**	**(94)**	**(28)**	**(187)**
Banking Service Fees	80	112	3	194
Non-Interest Expenses	(129)	(198)	(30)	(356)
Taxes Expenses for ISS, PIS and COFINS	(20)	(20)	(1)	(42)
Other Operating Income	4	12	0	16
OPERATING INCOME	**268**	**71**	**(6)**	**332**
Non-Operating Income	(0)	0	(0)	0
INCOME BEFORE TAX	**268**	**71**	**(6)**	**333**
Income Tax and Social Contribution	**(85)**	**(22)**	**3**	**(104)**
Profit Sharing	**(2)**	**(1)**	**(0)**	**(3)**
NET INCOME	**181**	**48**	**(3)**	**226**
(RORAC) - Return over Level I Allocated Capital	115.6%	69.2%	-11.7%	88.9%
Efficiency Ratio	37.8%	61.1%	113.4%	51.6%

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

Vehicles

The Vehicle segment of Itaucred posted net income of R$ 153 million in the third quarter of 2005, decreasing by R$ 27 million from the prior quarter.

The managerial financial margin totaled R$ 317 million, growing by 14.5% compared to the prior period. This increase was associated with the significant increase in the volume of the credit portfolio in the quarter.

With respect to credit risk expenses, the positive impact of the reversal of general allowances for loan losses in the previous quarter did not recur in the third quarter. This was the main factor underlying the decline in the segment results.

Accordingly, the expense for the allowance for loan losses in the third quarter of 2005 was R$ 75 million, compared to income of R$ 21 million recorded in the prior quarter, which translates into a change of R$ 95 million quarter-on-quarter.

Banking Service Fees increased by 20.8% to reach R$ 96 million in the period. This growth was also driven by the higher balance of credit transactions and arises primarily from fees charged during the approval and clearance processes.

Credit Cards - Non-Account Holders

Net income from the Credit Card - Non-Account Holders segment added up to R$ 36 million in the third quarter of 2005, declining by 25.4% compared to the previous quarter, as a result of the allowance for loan losses and non-interest expenses.

The managerial financial margin grew on account of the greater volume of financing, which also impacted the allowance for loan losses, generating greater expense upon setting up allowances.

Service income grew basically due to Financeira Itaú-CBD amounts, as well as the greater interchange revenues arising from the increased volume of transactions.

Non-interest expenses were mainly impacted by costs relating to the proposed split-off of Credicard.

The proportional customer base went up from 3,833 thousand in June to 3,949 thousand in September 2005, increasing by 3.0% in the third quarter of the year.

Quantity of Credit Cards



(in thousand)

Through its interest in Credicard, Itaú continues to maintain its leadership position in the Brazilian credit card market, with a 21.6% market share.

Market Share (%)



The proportional volume of transactions in the third quarter of 2005 totaled R$ 2.8 billion, a 7.9% increase from the prior quarter.

Volume of Transactions



R$ Million

Taií

At September 30, 2005, Taií's credit portfolio balance added up to R$ 1,630 million, representing a 56.7% increase from the previous quarter. The offer of credit products to low-income consumers is behind the consistent growth seen in Taií's activities. However, the contribution to the net income continues to be negative in this stage of brand consolidation and network expansion.

It is also distinguished that the FIC surpassed the mark of 2 million *private label* cards in the quarter.



Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Market Risk

Banco Itaú Holding Financeira regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

Banco Itaú Holding Financeira

The table below shows the Global VaR of Banco Itaú Holding Financeira. Significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk very small, when compared to its capital.

Banco Itaú Holding VaR [*]

R$ Million

	30-Sep-05	30-Jun-05
Fixed Rate Risk Factor	16.4	6.3
Benchmark Rate (TR) Risk Factor	6.6	7.2
IGPM Risk Factor	9.5	30.8
Exchange Indexation Risk Factor	5.9	5.3
Exchange Variaton Risk Factor (**)	56.2	58.7
Sovereign Risk Factor	19.4	20.7
Equities Risk Factor	13.3	16.0
Libor Risk Factor	0.8	0.7
Banco Itaú Europa	1.1	0.9
Banco Itaú Buen Ayre	0.2	0.1
Diversification Impact	(72.4)	(93.8)
Global VaR (**)	**56.9**	**53.0**

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

(**) Considering the tax effects, the Exchange Variation Risk Factor VaR would be of R$ 17.2 million and the Global VaR would be of R$ 29.6 million in 09/30/05 and of R$ 5.1 million and of R$ 33.5 million, respectively, in 06/30/05.

Banco Itaú

The Global VaR of Banco Itaú's Structural Gap - including commercial transactions and financial instruments which, together, comprise the Holding strategies - increased in the quarter, as a result of the effect of diversification among markets. During the period, VaR levels for virtually all risk factors declined, due to the reduction in the levels of volatility at the end of the period and a better adjustment of the exposure of the portfolios to the current scenario.

Structural Gap Itaú VaR

R$ Million

	30-Sep-05	30-Jun-05
Fixed Rate Risk Factor	3.1	4.3
Benchmark Rate (TR) Risk Factor	6.6	7.2
IGPM Risk Factor	7.9	29.9
Exchange Indexation Risk Factor	5.0	8.0
Exchange Variaton Risk Factor (*)	48.1	43.9
Equities Risk Factor	15.2	15.4
Diversification Impact	(30.2)	(60.7)
Global VaR (*)	**55.6**	**48.0**

(*) Considering the tax effects, the Exchange Variation Risk Factor VaR would be of R$ 2.7 million and the Global VaR would be of R$ 17.3 million in 09/30/05 and of R$ 0.6 million and of R$ 29.1 million, respectively, in 06/30/05.

The asset portfolio of the branches in Grand Cayman, New York and Itaú Bank is made up of highly liquid securities traded abroad. At the end of September, this portfolio showed a slight increase in the Overseas global risk. However, the conservative risk management adopted by the Bank led to a reduction in the Maximum VaR and Average VaR for the quarter.

Overseas VaR

US$ Million

	30-Sep-05	30-Jun-05
Sovereign Risk Factor	6.0	5.3
Libor Risk Factor	0.4	0.3
Diversification Impact	(0.3)	(0.3)
Global VaR	**6.0**	**5.2**
Maximum Global VaR in the quarter	**6.4**	**8.3**
Medium Global VaR in the quarter	**5.7**	**6.0**
Minimum Global VaR in the quarter	**4.8**	**4.5**

Banco Itaú BBA

Itaú BBA desks are independent from their Itaú counterparts. At the beginning of the quarter, volatility increased while no pricing trends could be identified. Therefore, Itaú BBA treasury reduced its exposure, waiting for a clearer picture of the economic scenario. In late August, it could be seen that the impact of the political crisis would be quite limited, enabling a conclusion on market trends to be drawn. Such stability gave rise to a lower level of volatility and allowed for more proactive participation in the markets. At the end of the quarter, Itaú BBA had a Global daily VaR of approximately 0.9% of the institution Tier 1 allocated capital, considering a confidence level of 99%.

Banco Itaú BBA VaR

R$ Million

	30-Sep-05	30-Jun-05
Fixed Rate Risk Factor	9.3	5.8
Exchange Indexation Risk Factor	2.8	1.1
Exchange Variaton Risk Factor	27.2	16.4
Equities Risk Factor	8.1	3.2
Sovereign Risk Factor	5.3	5.5
Diversification Impact	(14.4)	(5.4)
Global VaR (*)	**38.3**	**26.5**
Maximum Global VaR in the quarter	**59.5**	**55.7**
Medium Global VaR in the quarter	**37.5**	**33.7**
Minimum Global VaR in the quarter	**14.7**	**25.3**

(*) Considering the tax effects, the Exchange Variation Risk Factor VaR would be of R$ 6.4 million and the Global VaR would be of R$ 19.8 million in 09/30/05 and of R$ 3.3 million and of R$ 14.6 million, respectively, in 06/30/05.

Risk Management

Securities Portfolio

Evolution of Securities Portfolio

R$ Million

	30-Sep-05	%	30-Jun-05	%	31-Dec-04	%	Variation (%)	
							Sep05-Jun05	Sep05-Dec04
Public Securities - Domestic	6,794	22.0%	7,321	25.1%	7,486	25.7%	-7.2%	-9.2%
Public Securities - Foreign	793	2.6%	759	2.6%	1,065	3.7%	4.4%	-25.6%
Total Public Securities	7,587	24.6%	8,080	27.7%	8,551	29.3%	-6.1%	-11.3%
Private Securities	11,517	37.4%	10,668	36.6%	12,145	41.6%	8.0%	-5.2%
PGBL/VGBL Funds Quotas	9,182	29.8%	8,274	28.4%	6,918	23.7%	11.0%	32.7%
Derivative Financial Instruments	2,944	9.5%	2,535	8.7%	1,962	6.7%	16.1%	50.1%
Additional Provision	(400)	-1.3%	(400)	-1.4%	(400)	-1.4%	0.0%	0.0%
Total Securities	**30,830**	**100.0%**	**29,157**	**100.0%**	**29,176**	**100.0%**	**5.7%**	**5.7%**

At September 30, 2005, the balance of Itaú's securities portfolio reached R$ 30,830 million, corresponding to a 5.7% increase in relation to the closing balance of the prior quarter. Once more, the highlight of the quarter was the 11.0% growth seen in the balance of quotas of PGBL/VGBL funds, which totaled R$ 9,182 million at the end of the period. It should be kept in mind that the securities portfolio of the PGBL/VGBL plans belongs to the customers, with a contra entry in liabilities under the heading of Technical Pension Plan Provisions.

The share of the government securities in the total of Itaú's securities portfolio at September 30, 2005 was 24.6%, compared to 27.7% in the previous quarter.

Private Securities Portfolio and Credit Portfolio

Total funds allocated to finance the activities of the different economic agents who have relationships with Itaú amounted to R$ 73,133 million, which represents a R$ 3,818 million growth on the closing balance for the second quarter of 2005. The increase in the balance of credit transactions rated as AA risk level is partly due to the risk reassessment process carried out by Banco Itaú BBA in the quarter, as a result of the adjustment of its models in accordance with the Basel II Accord criteria.

Funds intended for the economic agents

R$ Million

September, 05						
Risk Level	**AA**	**A**	**B**	**C**	**D - H**	**Total**
Euro Bond's and Similars	3,465	390	111	42	52	4,059
Certificates of Deposits	3,016	123	81	11	-	3,230
Debentures	1,033	552	79	63	10	1,736
Shares	868	206	25	2	0	1,101
Promissory Notes	53	32	76	15	-	176
Other	504	342	338	28	3	1,215
SubTotal	**8,938**	**1,644**	**710**	**160**	**65**	**11,517**
Credit Operations(*)	14,013	25,943	13,055	3,048	5,556	61,616
Total	**22,952**	**27,587**	**13,765**	**3,208**	**5,622**	**73,133**
% do Total	**31.4%**	**37.7%**	**18.8%**	**4.4%**	**7.7%**	**100.0%**

June, 05						
Risk Level	**AA**	**A**	**B**	**C**	**D - H**	**Total**
Euro Bond's and Similars	3,599	559	173	44	32	4,407
Certificates of Deposits	2,594	168	1	10	1	2,774
Debentures	388	655	114	29	-	1,186
Shares	244	829	42	7	1	1,123
Promissory Notes	57	28	195	85	-	365
Other	184	140	462	26	-	812
SubTotal	**7,065**	**2,378**	**988**	**201**	**35**	**10,668**
Credit Operations(*)	9,685	29,255	12,225	2,661	4,821	58,647
Total	**16,750**	**31,634**	**13,213**	**2,862**	**4,856**	**69,315**
% do Total	**24.2%**	**45.6%**	**19.1%**	**4.1%**	**7.0%**	**100.0%**

(*) Endorsements and Sureties included.

Risk Management

Credit Risk

Credit Operations

The third quarter of 2005 was marked by specific actions taken by Itaú, in particular in the consumer credit and vehicle segments, to meet the increasing credit demand from private individuals.

During the period, the Bank proceeded with its actions aimed at making available and granting credit, while enhancing the quality or risk and seeking the best risk/return ratio in the transactions. As a result, the portfolio grew by 5.1% in the quarter, totaling R$ 61,616 million at September 30, 2005. Highlights in this period were the growth of the vehicle finance (increase of R$ 1,256 million, or 15.3%), personal loans (increase of R$ 935 , or 10.1%) and micro, small and mid-size companies (increase of R$ 347 million, or 3.1%) portfolios.

The share of customers with a risk rating between "AA" and "B" showed a slight decrease of 1.2 percentage point, corresponding to 86% of the total portfolio, when compared to June 2005.

Retail trade represented the largest concentration of portfolio risk, accounting for 5.5% of the total. The concentration in the largest borrowers has shown a downward trend over recent periods. The share of the 100 largest borrowers dropped from 26.9% in June 2005 to 24.7% in September. The largest borrower represented 1.4% of the total portfolio in September 2005.

Credit Operations

R$ Million (**)



(*) At September 30, 2005.
(**) In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts. (2) Guarantees include collateral, surety and other guarantees.

In the third quarter of 2005, after a thorough reassessment of the profile and potential of customers of both Itaubanco (micro, small and mid-size companies) and Itaú BBA (large companies), certain accounts were transferred from one institution to the other, to provide for conformity between customers and the parameters set up for each segment. As a result

of this process, 245 economic groups migrated from Itaubanco to Itaú BBA, while 57 groups migrated from Itaú BBA to Itaubanco. The balance of the respective loan portfolios was impacted by the account transfer process. Accordingly, to allow for a better comparison between periods, the new customer categorization was also considered for prior periods.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

Total	Sep/2005	Jun/2005	Dec/2004	Variation Sep/05 - Jun/05		Variation Sep/05 - Dec/04	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	**25,593**	**22,836**	**18,272**	**2,758**	**12.1%**	**7,322**	**40.1%**
Credit Card	5,926	5,359	5,150	567	10.6%	776	15.1%
Personal Loans	10,211	9,276	6,926	935	10.1%	3,285	47.4%
Vehicles	9,456	8,200	6,196	1,256	15.3%	3,260	52.6%
Businesses	**31,745**	**31,565**	**30,480**	**180**	**0.6%**	**1,264**	**4.1%**
Corporate	20,251	20,418	20,763	(167)	-0.8%	(511)	-2.5%
Small and Medium-Sized Companies	11,494	11,147	9,718	347	3.1%	1,776	18.3%
SubTotal	**57,338**	**54,400**	**48,752**	**2,938**	**5.4%**	**8,586**	**17.6%**
Mandatory Loans	**4,278**	**4,247**	**4,523**	**31**	**0.7%**	**(245)**	**-5.4%**
Rural Loans	2,443	2,363	2,627	80	3.4%	(184)	-7.0%
Mortgage Loans	1,835	1,884	1,897	(49)	-2.6%	(61)	-3.2%
Total	**61,616**	**58,647**	**53,275**	**2,969**	**5.1%**	**8,341**	**15.7%**
Local Currency							
Individuals	**25,480**	**22,677**	**18,156**	**2,803**	**12.4%**	**7,324**	**40.3%**
Credit Card	5,926	5,316	5,116	610	11.5%	810	15.8%
Personal Loans	10,098	9,161	6,845	937	10.2%	3,254	47.5%
Vehicles	9,456	8,200	6,196	1,256	15.3%	3,260	52.6%
Businesses	**22,216**	**21,312**	**19,046**	**904**	**4.2%**	**3,170**	**16.6%**
Corporate	13,070	12,622	11,896	448	3.6%	1,174	9.9%
Small and Medium-Sized Companies	9,146	8,690	7,149	456	5.2%	1,997	27.9%
SubTotal	**47,696**	**43,989**	**37,201**	**3,707**	**8.4%**	**10,494**	**28.2%**
Mandatory Loans	**4,271**	**4,241**	**4,519**	**30**	**0.7%**	**(248)**	**-5.5%**
Rural Loans	2,443	2,363	2,627	80	3.4%	(184)	-7.0%
Mortgage Loans	1,828	1,878	1,893	(50)	-2.7%	(64)	-3.4%
Total	**51,967**	**48,230**	**41,721**	**3,737**	**7.7%**	**10,246**	**24.6%**
Foreign Currency							
Individuals	**113**	**159**	**116**	**(45)**	**-28.5%**	**(3)**	**-2.2%**
Credit Card	-	44	34	(44)	-100.0%	(34)	-100.0%
Personal Loans	113	115	82	(2)	-1.5%	32	38.6%
Vehicles	-	-	-	-	-	-	-
Businesses	**9,529**	**10,253**	**11,435**	**(724)**	**-7.1%**	**(1,906)**	**-16.7%**
Corporate	7,181	7,796	8,866	(615)	-7.9%	(1,685)	-19.0%
Small and Medium-Sized Companies	2,347	2,456	2,568	(109)	-4.4%	(221)	-8.6%
SubTotal	**9,642**	**10,411**	**11,551**	**(769)**	**-7.4%**	**(1,908)**	**-16.5%**
Mandatory Loans	**7**	**6**	**4**	**1**	**23.3%**	**3**	**73.3%**
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	7	6	4	1	23.3%	3	73.3%
Total	**9,649**	**10,417**	**11,555**	**(767)**	**-7.4%**	**(1,905)**	**-16.5%**

Note: Endorsements and sureties included.

Deposits

At September 30, 2005, the balance of deposits added up to R$ 44,488 million, which is equivalent to a 1.8% increase in the quarter. The higher positive change was seen in time deposits, with a 4.3% growth in the quarter, to reach R$ 14,712 million. Itaú's deposit base is extremely wide and diversified; 59.9% of the total deposit balance comes from retail customers, 14.9% from institutional customers, 13.9% from large companies, and 8.9% from micro, small and mid-size companies. Itaú relies on its wide and diversified deposit base for funding, so as to ensure the expansion of its credit portfolio.

Deposits Balance

R$ Million

	30-Sep-05	%	30-Jun-05	%	31-Dec-04	%	Variation (%) Sep05-Jun05	Variation (%) Sep05-Dec04
Demand deposits	10,274	23.1%	10,463	23.9%	11,156	26.5%	-1.8%	-7.9%
Savings deposits	18,564	41.7%	18,571	42.5%	19,197	45.7%	0.0%	-3.3%
Interbank deposits	938	2.1%	556	1.3%	647	1.5%	68.7%	45.0%
Time deposits	14,712	33.1%	14,104	32.3%	11,029	26.2%	4.3%	33.4%
Total Deposits	**44,488**	**100.0%**	**43,694**	**100.0%**	**42,030**	**100.0%**	**1.8%**	**5.8%**

Solvency

The solvency ratio as of September 2005 was 17.6%, corresponding to a 0.7 percentage point reduction when compared to the prior quarter. Such decrease was primarily driven by the acquisition of shares to be held in treasury (in connection with the sale of Itaú shares by laCaixa), the distribution of Interest on Own Capital and the increase in weighted assets (which are particularly affected by the expansion in the credit portfolio).

Analysis of the Consolidated Balance Sheet

Balance by Currency (*)

The Balance Sheet by Currencies shows the balances linked to the local and foreign currencies. At September 30, 2005, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 1,740 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects of this position. As the profit from exchange rate variation on investments abroad is not taxed, Itaú constitutes a hedge (a liability in foreign currency derivatives) greater in volume than the protected asset, such that the profit from total foreign currency exposure, net of tax effects, is consistent with the strategy for low exposure to this risk adopted by Banco Itaú Holding Financeira S.A.

R$ Million

		Sep 30, 05				Jun 30, 05
			Business in Brazil		Business Abroad	Business in Brazil
Assets	Consolidated	Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	2,053	1,869	1,777	92	203	103
Short-term Interbank Deposits	23,176	17,640	16,807	832	6,636	258
Securities	30,830	24,016	23,163	853	10,015	933
Loan and Leasing Operations	51,917	47,830	44,351	3,480	5,228	3,724
Other Assets	33,898	33,701	28,054	5,647	1,257	7,815
Foreign Exchange Portfolio	8,471	9,214	3,631	5,584	0	7,673
Other	25,427	24,487	24,423	64	1,257	142
Permanent Assets	2,798	8,382	2,286	6,096	516	6,329
Investments in	727	6,379	283	6,096	448	6,329
Fixed Assets	1,850	1,797	1,797	0	53	0
Deferred Expenses	220	206	206	0	15	0
TOTAL ASSETS	144,671	133,438	116,439	17,000	23,854	19,163
DERIVATIVES - CALL POSITIONS						
Futures				6,264		12,387
Options				2,827		3,619
Swaps				4,658		3,249
Other				1,082		641
TOTAL ASSETS AFTER ADJUSTMENTS (a)				31,830		39,059

		Sep 30, 05				Jun 30, 05
			Business in Brazil		Business Abroad	Business in Brazil
Liabilities	Consolidated	Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	44,488	39,211	39,210	1	5,883	1
Demand Deposits	9,978	9,244	9,243	1	752	1
Savings Accounts	18,564	18,322	18,322	0	242	0
Interbank Deposits	938	562	562	0	437	0
Time Deposits	14,712	10,787	10,787	0	4,452	0
Other Deposits	296	296	296	0	0	0
Deposits Received under Securities Repo Agreements	20,433	18,556	18,556	0	1,877	0
Funds from Acceptances and Issue of Securities	4,753	5,247	1,547	3,700	2,653	3,913
Borrowings and On-lending Borrowings	8,590	6,771	4,221	2,550	3,211	3,141
Derivative Financial Instruments	1,884	1,544	1,544	0	358	0
Other Liabilities	34,703	32,417	26,462	5,955	3,649	7,468
Foreign Exchange Portfolio	8,831	9,575	4,712	4,863	0	6,353
Other	25,872	22,842	21,750	1,092	3,649	1,115
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	0	0	0	0	0	0
	13,486	13,486	13,486	0	0	0
Deferred Income	60	50	50	0	10	0
Minority Interest in Subsidiaries	1,045	927	927	0	118	0
Stockholder's Equity	15,229	15,229	15,229	0	6,096	0
Capital and Reserves	11,403	11,403	11,403	0	5,763	0
Net Income	3,827	3,827	3,827	0	333	0
TOTAL LIABILITIES	144,671	133,438	121,232	12,206	23,854	14,522
DERIVATIVES - PUT POSITIONS						
Futures				10,846		16,136
Options				3,016		3,435
Swaps				7,003		6,341
Other				2,044		1,109
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				35,114		41,543
FOREIGN EXCHANGE POSITION (c = a - b)				(3,284)		(2,484)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)				(582)		(606)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$				(3,866)		(3,090)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$				(1,740)		(1,315)

(*) It does not exclude transactions between local and foreign business.

Activities Abroad

Activities Abroad

Banco Itaú Holding Financeira occupies a prominent place amongst the private capital economic groups with a presence abroad.

This presence is borne out by strategically located units in the Americas, Europe and Asia, which afford it important synergy in financing foreign trade, in placing Eurobonds, in providing more sophisticated financial operations (Structured Notes), and in private banking at Banco Itaú Europa Luxemburgo.

At September 30, 2005, Itaú's consolidated investments abroad totaled R$ 6,096 million (US$ 2,743 million), including non-financial business.

Highlights - Units Abroad

R$ Million

UNIT ABROAD	Sep 30, 05	Jun 30, 05	Comments on the variation in the quarterly results
Branches Abroad			
Assets	6,799	9,049	Higher profit from the realization of the appreciation of
Stockholder's Equity	1,805	1,886	securities and from financial derivative instruments, partially
Income accumulated in the Financial Year	(20)	(58)	offset by contra-entries in Brazil.
Income in the Quarter	39	(78)	
Quarterly annualized ROA	2.3%	-3.4%	
Quarterly annualized ROE	8.9%	-15.5%	
Itau Bank, Ltd.			
Assets	2,906	2,926	Lower profit from securities and financial derivative
Stockholder's Equity	1,272	1,318	instruments.
Income accumulated in the Financial Year	62	42	
Income in the Quarter	20	35	
Quarterly annualized ROA	2.7%	4.9%	
Quarterly annualized ROE	6.3%	11.1%	
Banco Itaú Buen Ayre S.A.			
Assets	1,221	1,296	Higher profit coming from the reduction of administrative
Stockholder's Equity	218	231	costs.
Income accumulated in the Financial Year	1	0	
Income in the Quarter	1	(2)	
Quarterly annualized ROA	0.3%	-0.7%	
Quarterly annualized ROE	1.9%	-3.8%	
Banco Itaú Europa S.A. Consolidated			
Assets	7,386	7,684	Recurring income.
Stockholder's Equity	1,049	1,103	
Income accumulated in the Financial Year	96	84	
Income in the Quarter	12	14	
Quarterly annualized ROA	0.7%	0.7%	
Quarterly annualized ROE	4.7%	5.0%	
Banco BBA and Subsidiaries(1)			
Assets	9,200	8,998	Higher profit due to the renegotiation of credit transactions
Stockholder's Equity	1,750	1,792	with a company from the electricity sector, trading and
Income accumulated in the Financial Year	72	27	appreciation of securities and financial derivative instruments
Income in the Quarter	45	(43)	that are part of the strategy with counterparties in Brazil.
Quarterly annualized ROA	2.0%	-1.9%	
Quarterly annualized ROE	10.7%	-9.2%	

(1) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Serviços Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

Activities Abroad

Trade Lines Raising

The comprehensive relationship with correspondent banks that is entirely managed by Banco Itaú-BBA ensures great power of penetration and diversification as to the sources of funds; coupled with a better perception about the fundamentals of the Brazilian economy, this is leading to a substantial increase in supply, lengthening of terms, and the maintenance of funding costs at record levels.

Trade Line Distribution

Group / Country	Participation
Europe	53%
United States	29%
Latin America	11%
Canada	4%
Asia	4%
Other	0%

Performance of Over-Libor spread on trade lines (%p.a.)

At:	Due To:	
	180 days	360 days
Mar 31, 05	0.200%	0.300%
Jun 30, 05	0.200%	0.300%
Sep 30, 05	0.200%	0.300%

Main Issues Outstanding (1)

During the third quarter of 2005, Banco Itaú S.A. took part in the first issue of securities denominated in reais made by the Brazilian National Treasury in the international capital market. The amount issued was US$ 1.5 billion, with structuring by JP Morgan and Goldman Sachs, and Banco Itaú S.A. as the sole Co-manager.

Also in the third quarter of 2005, Banco Itaú S.A. settled US$ 415 million before maturity, to achieve a better capital structure.

With a view to meeting the needs for more sophisticated financial transactions in the international market, Itaú has been expanding the offer of investment products, through the issue of Structured Notes that increase the different combinations of assets and market indices for the investor.

We highlight below the main financial issues outstanding in the third quarter of 2005.

US$ Million

Instrument	Coordinator	Balance at Jun 30,05	Issues in the Quarter	Amortizations in the Quarter	Balance at Sep 30,05	Issue Date	Maturity Date	Coupon %
Fixed Rate Notes (2)	Merrill Lynch	270			264	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80			80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	105			105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125			125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes(3)	Bank of America	170		(170)		03/20/2002	03/20/2007	Libor(6) + 0,70%
Floating Rate Notes(3)	Bank of America	100		(100)		07/19/2002	03/20/2006	Libor(6) + 0,65%
Floating Rate Notes(3)	Nomura	145		(145)		07/23/2003	09/20/2008	Libor(6) + 0,63%
Floating Rate Notes(4)	Banca IMI and Royal Bank of Scotland	182			180	07/24/2003	07/24/2006	Euribor(7) + 0,55%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor(6) + 1,25%
Floating Rate Notes(5)	Itaú Europa, HypoVereinsbank and ING Luxembourg	242			240	06/25/2004	07/12/2007	Euribor(7) + 0,45%
Floating Rate Notes	Merrill Lynch	105			105	07/07/2004	03/20/2011	Libor(6) + 0,65%
Floating Rate Notes(5)	HypoVereinsbank and ING	242			240	06/22/2005	06/22/2010	Euribor(7) + 0,375%
Floating Rate Notes	Calyon	145		(5)	140	06/30/2005	06/20/2008	Libor(6) + 0,30%
Floating Rate Notes	Calyon	200			200	06/30/2005	09/20/2012	Libor(6) + 0,20%
Medium Term Notes	Itaubank, Itaú Europa and Standart Bank London	100		(100)	0	07/28/2003	07/28/2005	4.750%
Other Notes(8)		394			376			
Total		**3,099**	**0**	**(520)**	**2,549**			

(1) Amounts refer to principal amounts.
(2) Amount in US$ equivalent to JPY 30 billion
(3) Issues settled before maturity
(4) and (5) Amounts in US$ equivalent to E$ 150 million and E$ 200 million, respectively
(6) 180-day Libor
(7) 90-day Euribor
(8) Structured and Credit Linked Notes



Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company, attempting to mitigate possible inefficiencies associated with the organization of the companies. The abridged organization chart of Itaú's structure is shown below.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Sep 30, 05	Jun 30, 05	Sep 30, 04
Stockholder's	**49,362**	**49,174**	**53,445**
Outstanding Preferred Shares (in thousand)	50,902	51,857	52,578,207
Outstanding Common Shares (in thousand)	60,498	60,596	60,672,014
Outstanding Shares (in thousand)	**111,400**	**112,453**	**113,250,221**
Preferred Shares in Treasury (in thousand)	1,795	3,041	2,319,581
Common Shares in Treasury (in thousand)	98	2	15,539
Shares in Treasury (in thousand)	**1,894**	**3,043**	**2,335,120**

NB: On 10/20/04, a reverse split of shares was carried out.

As of September 30, 2005, treasury preference shares represented 76.8% of total options yet to be exercised by management. Note 16 to the Financial Statements includes information and details of the average acquisition cost of treasury shares, as well as changes in the options granted to group executives under the "Plan for Granting Stock Options".



Note: The percentage above refers to the total of direct and indirect participation.
(*) Subject to Central Bank approval.

Performance in the Stock Market

At September 30, 2005, Itaú Holding's preferred stock (ITAU4) was quoted at R$ 532.50 per share, with an appreciation of 23.3% in relation to the prior quarter. ADRs traded on the New York Stock Exchange were quoted at US$ 118.66, with an appreciation of 28.3% compared to the second quarter of 2005. Market capitalization reached R$ 59,321 million in September, corresponding to a 22.1% increase on the second quarter of 2005.

Performance in the Stock Market (*)

R$

On September 30, 05	Lot of Preferred Shares
Maximum in 30 days	544.00
Minimum in 30 days	489.90
Variation (%)	11.0%
Maximum in 52 weeks	544.00
Minimum in 52 weeks	310.00
Variation (%)	75.5%
Price	532.50

(*) Determined on the basis of closing quotations.

Payment/Provisioning of Interest on Own Capital(*)

R$ Million



Accumulated: 680   Accumulated: 858   Accumulated: 1,318

1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05
302	176	202	427	239	264	355	514	346	351	621

(*) Gross Amount.

From January through September 2005, the amount of interest on own capital totaled R$ 1,318 million on the Net Income of R$ 3,827 million recorded in the period. The amount of Interest on Own Capital represents a 54% increase on the accumulated figure from January through September 2004.

Important Events
"Split of Shares"

In order to increase the liquidity of Itaú's shares and adjust their quotation to market value, the General Shareholders' Meeting held on August 22, 2005 approved a split of the bank shares, in the proportion of 9 new shares for each preferred and common share outstanding on the São Paulo Stock Exchange (Bovespa), as from October 3, without altering the participation of individual shareholders. To provide for the parity of 1 ADR to 1 preferred share, 4 new ADRs were distributed for each ADR outstanding on the New York Stock Exchange (NYSE) on October 6, 2005.

Reverse-Split Simulation	Before Reverse-Split(*)	After Reverse-Split
Number of shares outstanding	111,400,403	1,114,004,030
Quotation of preferred share (R$/share)	532.50	53.25
Quotation of common share (R$/share)	500.00	50.00
Quotation of ADRs (US$/share)	118.66	23.73
Book Value (R$/share)	136.71	13.67

(*) On the basis of closing quotations on September 30, 2005.

The new shares, which started to trade on the Brazilian market on October 3, 2005, are entitled to 100% of the distributions declared as from September 30, 2005, including monthly interest on own capital to be paid on November 1, 2005, in the adjusted amount of R$ 0.021 per share, with a 15% withholding tax.

"Apimec Public Company Award"

The Apimec (Brazilian Association of Analysts and Investment Professionals in the Capital Market) Public Company Award, created 31 years ago, is the most traditional recognition provided to this type of company in Brazil. The Award, granted following a direct election by Apimec members throughout Brazil, is intended to reward those companies which stand out, among other aspects, due to the regularity and quality of their market relations, management quality, transparent disclosure of financial information, and shareholder remuneration policy. Itaú was also granted this award in 1999 and 2001.

"Recognitions - Third Quarter of 2005"

- Best CEO (Roberto Setubal) and Best CFO (Henri Penchas) of Latin American Financial Institutions - sell-side ranking (no buy-side ranking exists for this category) - Institutional Investor magazine

- Best Investor Relations in Latin American Financial Institutions - buy-side and sell-side rankings- Institutional Investor magazine

- Best Corporate Governance in Latin American Financial Institutions - Institutional Investor magazine

- e-Finance Award 2005 - Best Investor Relations Website in Brazil - Executivos Financeiros magazine

- Best Financial Institution in Brazil - Istoé Dinheiro magazine

- The World´s Best Banks 2005 Award - Best Brazilian Bank - Global Finance magazine (October 2005)

Performance Culture

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itaú Holding's Performance Culture, which aims at creating value for our stockholders and focuses on sustained profitability. As a result of this strategic long-term vision of the Performance Culture, in the past seven years, the return on stockholders' equity has remained above 26%.

Evolution of ROE (*) in (%)



94	95	96	97	98	99	00	01	02	03	04	9m/05
12.5	11.1	15.4	17.2	18.9	31.6	27.7	31.5	26.3	26.5	27.0	34.8

(*) Annualized Return on Stockholders´ Equity.

PRICEWATERHOUSECOOPERS 🔲

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of September 30, 2005 and 2004, on which we issued a report without exceptions dated October 24, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated).

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3. On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

São Paulo, October 24, 2005



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador
CRC 1SP110374/O-0



September 2005



Banco Itaú Holding Financeira S.A.

Complete Financial Statements



BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE PERIOD FROM JANUARY TO SEPTEMBER 2005

We present below the results of Itaú for the period from January to September 2005. The complete financial statements are available on the Itaú website (http://www.itauri.com.br).

The main highlights in the period were as follows:

1. Consolidated net income totaled R$ 3,827 million in the period from January to September 2005, with an annualized return of 34.8% on consolidated stockholders' equity.

2. Consolidated stockholders' equity totaled R$ 15,229 million, a 13.1% increase as compared to September 2004, and referential equity for operating limits calculation purposes was R$ 20,338 million, resulting in a Basel ratio of 17.6%, above the minimum required by authorities.

3. Itaú preferred shares increased 68.3% and common shares 75.2% as compared to September 2004, while the Bovespa index increased 31.5%. In this quarter, Itaú preferred and common shares rose 18.4% and 25.7%, respectively. Interest on own capital that was provided for and paid to stockholders totaled R$ 1,318 million in the nine-month period, at the rate of R$ 11.83 per share.

4. Fixed compensation plus charges and benefits of Itaú's 49,546 employees, including Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, totaled R$ 2,461 million in the period from January to September 2005. Social benefits granted to employees and their dependents totaled R$ 432 million. Additionaly, Itaú invested R$ 41 million in education, training, and development programs in the period.

5. Itaú paid or provided for its own taxes and contributions for the period from January to September 2005 in the amount of R$ 4,406 million.

6. The loan portfolio, including guarantees and sureties, grew 20.7% as compared to September 2004, totaling R$ 61,616 million. Noteworthy is the 67.6% growth in the credit to individuals.

7. Total own free, raised and managed funds increased 9.4% as compared to September 2004, totaling R$ 233,397 million. Time deposits grew 63.1%.

8. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 13,486 million, an increase of 34.2% as compared to September 2004. In the period from January to September 2005, the premiums earned and the result of capitalization and pension plans grew 12.7% in relation to the same period of 2004.

9. At the Extraordinary Stockholders Meeting held in August, stockholders approved a 10-for-1 split of Itaú's capital stock in order to increase their liquidity by causing their market value to adjust to more atractive trading levels.

10. On September 5, 2005, Banco Itaú won a traditional (non-electronic) public bidding session and obtained the right to provide payroll management and financial resources administration services for a term of five years to the Municipal Government of São Paulo.

11. For the sixth consecutive time, Itaú was selected as one of the 317 companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index, which evaluates companies' corporate sustainability.

12. Itaú was awarded the 2004 Public Company Award by the Brazilian Association of Investment Analysts and Professionals (Apimec Nacional). It also achieved first place in the Banks category of IstoÉ Dinheiro Magazine's "As Melhores da Dinheiro" ranking.

13. This quarter was also characterized by important initiatives that reflect Itaú's concern with social and environmental issues, among which are the creation of the Social and Environmental Responsibility Executive Committee and the Social and Environmental Responsibility Commission.

14. Fundação Itaú Social investments totaled R$ 14 milion in the period from January to September 2005. Itaú, through the PIC Esperança capitalization plan, transferred approximately R$ 1 million to elementary education programs developed by Unicef and Fundação Itaú Social. Noteworthy in this period was the 6th edition of the Itaú-Unicef Award, the 1st edition of the Itaú Support to Entrepreneurs Award, and the Second Social Projects Economic Evaluation Course.

15. Funds used by Instituto Itaú Cultural totaled R$ 17 million in the period from January to September 2005. Among the institute's activities we highlight the "Cinético Digital" Exhibit, which was visited by over 60,000 people. The award granted to the Instituto Itaú Cultural website in the Brazilian edition of the World Summit Awards 2005 also merits attention.

São Paulo, October 31, 2005.

Olavo Egydio Setubal
Chairman

MANAGEMENT REPORT – From January to September 2005

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for the period from January to September 2005, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY

After showing growth of 1.4% in the second quarter of 2005, the Brazilian economy showed signs of slowdown in the third quarter. However, the slowdown of the economy in the third quarter should not be seen as a trend; a recovery, although gradual, of the economy is more likely in the months to come.

In September 2005, the unemployment rate reached 9.6%, 10.9% lower than that posted in September 2004. The Broad Consumer Price Index (IPCA) showed inflation of 0.77% in the third quarter and 3.95% in the period from January to September 2005. By the end of the year, this index shall be near to the 5.1% target set by the Central Bank, thus showing convergence to the 2006 target of 4.5%. The appreciation of the Real since the beginning of the year, in addition to the drop in the prices of farming products, caused the Market General Price Index (IGP-M) to present deflation of 1.52% in the quarter and 0.21% in the period from January to September.

In October, Brazil's base interest rate (Selic) was decreased to 19.0%, after having been raised by 3.25 basis points in the twelve-month period ended September 2005. Despite this scenario of limited liquidity, the financial system continued to increase credit to the productive sector and consumers. The aggregate credit grew 21.3% in the third quarter of 2005, in terms of constant prices and exchange rates, as compared to the same quarter of 2004, and 5.6% in relation to the second quarter of 2005.

Credit to individuals increased 31.5% in the third quarter of 2005 in real terms, as compared to the same quarter of 2004. From the third quarter of 2004 to the third quarter of 2005, credit to corporations increased 13.7% in terms of constant prices and exchange rates, reaching R$ 174.2 billion in September 2005. The items that presented the most significant growth were corporate credit asset purchase, which increased 32.3% in the third quarter of 2005 in real terms in relation to the same quarter of 2004 and hot money, which increased 31.8%.

Bank fund raising was the activity most affected by the increase in interest rates. Demand and savings deposits grew 1.8% and 0.03% in real terms, respectively in the third quarter of 2005 as compared to the third quarter of 2004. Fixed income investments grew 10.8%.

BANCO ITAÚ HOLDING FINANCEIRA

The history of Itaú Holding results shows the company's consistency, built on management focused on performance leadership and business sustainability.

Main Economic and Financial Indicators

	3Q 2005	2Q 2005	Change %	Jan-Sep/05	Jan-Sep/04	Change %
Results - R$ million						
Gross income from financial operations	2,800	3,252	(13.9)	8,520	6,842	24.5
Income from services, insurance, pension plans and capitalization	3,684	3,552	3.7	10,385	8,914	16.5
Expenses not related to interest (1)	2,595	2,540	2.1	7,516	6,535	15.0
Operating income	1,981	2,318	(14.6)	6,242	4,643	34.4
Consolidated recurring net income	1,352	1,383	(2.2)	4,018	3,046	31.9
Consolidated net income	1,352	1,333	1.4	3,827	2,745	39.4
Results per share – R$ (per thousand shares in Sept 2004)						
Consolidated net income	12,14	11,86	2.4	34,35	24,24	41.7
Book value	136,71	133,63	2.3	136,71	118,95	14.9
Interest on own capital	5,57	3,12	78.3	11,83	7,57	56.3
Price per share - PN (2)	519,66	438,90	18.4	519,66	308,69	68.3
Market capitalization – R$ million (3)	57,890	49,355	17.3	57,890	34,959	65.6
Balance sheet – R$ million						
Total assets	144,671	144,545	0.1	144,671	138,520	4.4
Total loans (including guarantees and sureties)	61,616	58,647	5.1	61,616	51,059	20.7
Free, raised and managed own resources	233,397	228,576	2.1	233,397	213,289	9.4
Subordinated debts	4,449	4,537	(2.0)	4,449	4,835	(8.0)
Consolidated stockholders' equity	15,229	15,027	1.3	15,229	13,471	13.1
Referential equity (4)	20,338	20,219	0.6	20,338	18,806	8.1
Financial indices (%) p.a.						
Recurring return on equity	40.5	42.2		36.6	31.2	
Return on equity	40.5	40.5		34.8	28.1	
Return on assets	3.8	3.7		3.5	2.7	
Efficiency ratio (5)	50.5	50.8		50.4	56.6	
Solvency ratio (Basel ratio) (6)	17.6	18.3		17.6	19.4	
Fixed assets ratio (6)	26.5	26.5		26.5	24.4	

(1) Includes personnel expenses, other administrative expenses, CPMF and other taxes and other operating expenses.
(2) Based on the average quote of the last month of the period.
(3) Calculated based on the average quote of the preferred shares in the last month of the period.
(4) Capital base, calculated according to BACEN Resolution No. 2837, dated May 30, 2001, based on the economic and financial consolidated result.
(5) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(6) Position at September 30 and June 30.

Itaú Holding's consolidated net income for the period from January to September 2005 was R$ 3,827 million, with an annualized return of 34.8% on consolidated stockholders' equity of R$ 15,229 million. Itaú Holding paid and provided for taxes and contributions for the period from January to September 2005 in the amount of R$ 4,406 million.

Itaú Holding's consolidated assets totaled R$ 144,671 million at the end of the period, a growth of 4.4% as compared to September 2004. The loan portfolio, including guarantees and sureties, grew 20.7% as compared to the same period in 2004, reaching R$ 61.616 million. Noteworthy is the 67.6% growth in the credit to individuals.

Total own free, raised and managed funds increased 9.4% as compared to September 2004, totaling R$ 233,397 million. Time deposits grew 63.1%.

Itaú Holding preferred shares increased 68.3% and common shares, 75.2% as compared to September 2004, while the Bovespa index rose 31.5%. In this quarter, Itaú Holding preferred and common shares rose 18.4% and 25.7%, respectively.

Itaú Holding held the highest market value on stock exchanges among the emerging market banks, totaling R$ 59,321 million (based on the closing price of preferred shares) as of September 30, 2005.

At the Extraordinary Stockholders Meeting held in August, stockholders resolved to split Itaú's capital stock at a ratio of 10-for-1 in order to increase their liquidity, causing their market value to adjust to more attractive trading levels.

Dow Jones Sustainability World Index

For the sixth consecutive time, Itaú Holding was selected as one of the 317 companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this index.

The DJSWI, which evaluates companies' corporate sustainability, is a major reference for institutions that manage foreign funds, make investment decisions, and offer diversified products to their clients based on the stocks of companies listed in this index.

Awards

Itaú Holding received important acknowledgements in the third quarter:

- 2004 Public Company Award – Brazilian Association of Investment Analysts and Professionals (Apimec Nacional)
- Largest Financial Group in Brazil – 2005 Financial Leader Ranking - Latin Trade
- As Melhores da Dinheiro, first place in the Banks category - IstoÉ Dinheiro magazine
- Eco Award, Consumers and Clients category – American Chamber of Commerce
- Best Investor Relations among Latin American Financial Institutions - buy-side and sell-side rankings, Best Chief Executive Officer (Roberto Setubal), and Best Chief Financial Officer (Henri Penchas) among Latin American Financial Institutions - sell-side ranking, Best Corporate Governance among Latin American Financial Institutions - Institutional Investor Research Group
- Best Investment Fund Manager and Best Stock Fund Manager - Exame Magazine Guidebook on the Best Investment Funds

People

Itaú Holding employed 49,546 people, including Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, at the end of the period. Fixed compensation plus charges and benefits totaled R$ 2,461 million in the period from January to September 2005. Social benefits granted to employees and their dependents totaled R$ 432 million. In addition, R$ 41 million was invested in education, training and development programs.

SUBSIDIARIES

■ Banco Itaú

In order to reinforce its sustainable growth strategy, Banco Itaú won a traditional (non-electronic) public bidding session and obtained the right to provide payroll management and financial resource administration services for a term of five years to the Municipal Government of São Paulo. This represents an additional client base of over 200,000 accounts for the bank's operations in the City of São Paulo, and potential growth ranging from 3% to 4% of the revenue from retail operations.

In the individuals segment, personal loans and credit card balances posted a growth of 58.8% and 71.4%, respectively, as compared to September 2004.

The vehicle financing and leasing portfolio increased 14.7% in the quarter. Over the last 12 months, this portfolio grew 74.2%, while the market is expected to grow 39%. In this quarter, Banco Itaú's share in this market was equivalent to 17.4% (June 2005).

Banco Itaú's interest rate for mortgage loans decreased from 12% to 8% p.a. in the first 36 months for real estate properties appraised between R$ 50,000 and R$ 100,000. The bank offers the lowest rates in the real estate market, and is the pioneer in interest rate reduction.

It is also worth noting the market leadership of Itaú Private Bank, a segment specializing in asset and finance consulting services to high net worth potential investors, the total managed volume of which amounted to R$

14,020 million in Brazil. Banco Itaú is also the largest private manager of institutional investors' funds, and the largest fund trustee on the Brazilian market, amounting to R$ 192.8 billion, in accordance with the Anbid ranking.

Pro Forma information (R$ million) (1)	3Q 2005	2Q 2005	Change %	Jan-Sep/2005	Jan-Sep/2004	Change %
Income						
Gross income from financial operations	2,105	2,284	(7.8)	6,369	5,524	15.3
Income from services, insurance, pension plans and capitalization	2,054	1,948	5.5	5,923	4,734	25.1
Expenses not related to interest	2,465	2,397	2.8	7,103	6,109	16.3
Operating income	1,405	1,574	(10.7)	4,541	3,584	26.7
Net income	1,048	1,011	3.7	2,946	2,158	36.5
Allocated capital – tier I (2)	11,361	11,472	(1.0)	11,361	10,225	11.1
Annualized profitability (%)	42,3	40,2		36,0	29,1	
Assets and Loans						
Total Loans (3)	**39,483**	**36,558**	**8.0**	**39,483**	**27,361**	**44.3**
Very small/small and middle-sized companies (4)	11,494	11,147	3.1	11,494	9,416	22.1
Individuals	25,520	22,813	11.9	25,520	15,273	67.1
- Credit card	5,926	5,359	10.6	5,926	3,458	71.4
- Vehicles	9,382	8,177	14.7	9,382	5,385	74.2
- Personal loans	10,211	9,276	10.1	10,211	6,431	58.8
Mandatory loans	2,469	2,598	(5.0)	2,469	2,671	(7.6)
- Mortgage loans	1,835	1,884	(2.6)	1,835	1,916	(4.2)
- Rural loans	634	714	(11.2)	634	755	(16.0)
Interbank investments	**37,979**	**34,548**	**9.9**	**37,979**	**32,772**	**15.9**
Securities	**24,380**	**23,407**	**4.2**	**24,380**	**21,755**	**12.1**
Deposits and managed funds	**161,972**	**151,676**	**6.8**	**161,972**	**130,301**	**24.3**
Deposits	**49,636**	**45,890**	**8.2**	**49,636**	**36,527**	**35.9**
Managed funds	**112,337**	**105,785**	**6.2**	**112,337**	**93,774**	**19.8**
- Investment funds	104,008	97,682	6.5	104,008	86,444	20.3
- Managed portfolios	8,329	8,103	2.8	8,329	7,330	13.6

(1) The segregation of Banco Itaú and the Corporation operations, as well as of the credit, credit card and vehicle financing operations between account and non-account holders, is shown in detail in the Management Discussion and Analysis Report.
(2) Reflects the economic capital of Banco Itaú Pro Forma, determined based on management criteria set up for allocation of capital of Banco Itaú to its business units.
(3) Includes guarantees and sureties.
(4) For comparison purposes, prior periods' data was reclassified in order to consider the process of reevaluating the client profile and potential in the third quarter of 2005.

.. Consumer Credit

Banco Itaú has strengthened its operations in the consumer credit area by expanding its business associated with the Taií brand.

The personal loan stores (FIT) activity, which operates in the financing segment, started in June 2004 and currently includes 110 stores located in the States of São Paulo and Rio de Janeiro. By the end of the year, the company expects to open 40 additional stores.

Financeira Itaú CBD (FIC), which started its activities in April 2005, has a network of over 207 stores in the following retailers: Pão de Açúcar, Extra, Extra Eletro, CompreBem and Sendas. By the end of the year, the company expects to open another 93 service centers.

Financeira Americanas Itaú (FAI), which is awaiting approval from the BACEN, will have over 190 Americanas Taií stores located at Lojas Americanas and Americanas Express stores, as well as independent street stores.

At the end of 2005, Banco Itaú will have over 600 points-of-sale for the Taií brand (FIT, FIC and FAI).

.. Credit Cards

Including Itaú's 50% share in Credicard, Itaucard has maintained market leadership with 12.2 million cards.

As part of the process of dividing Credicard's portfolio between Itaú and Citibank, approximately 2.8 million customers received the new Credicard Itaú card in the third quarter of 2005. First the replacement was limited to domestic cards, and then the international cards were replaced. By the end of November, the Credicard card base will be completely renewed. The company's split-off is expected to be carried out in the first half of 2006.

In line with its business expansion strategy, Itaucard launched the Itaucard Visa Eletrônico card at the end of August, which is targeted at low-income customers with a maximum credit limit of R$ 500.00.

Orbitall, the leading credit card processing company on the market, processed 19.7 million cards (including private label) in September, representing 22% growth in relation to September 2004.

.. Insurance, Pension Plans and Capitalization

Itaú Seguros and its subsidiaries totaled R$ 604 million in the quarter in premiums, posting a 13.3% increase as compared to the same period of 2004.

Itaú Vida e Previdência and Itauprev Vida e Previdência totaled R$ 837 million in revenues from life insurance and VGBL premiums issued, a 30.3% increase as compared to the third quarter of 2004.

Technical provisions for pension plans, VGBL, life insurance, and the agreement for the collection of the Compulsory Insurance Against Personal Damages Caused by Automotive Vehicles (DPVAT) totaled R$ 11,169 million. Provisions for capitalization totaled R$ 1,101 million in the period, and over R$ 5 million in cash were distributed during this quarter as prizes to customers.

In this quarter, the car claim ratio totaled 68%, a reduction of 4 percentage points in relation to the previous quarter. This outcome was the result of price adjustment and portfolio selection criteria adopted in 2005.

Pro Forma information (R$ million)	Insurance		Life Insurance and Pension Plans		Capitalization		Consolidated (*)		
	3Q/05	2Q/05	3Q/05	2Q/05	3Q/05	2Q/05	3Q/05	2Q/05	Change (%)
Net Income	7	14	89	97	23	36	114	141	(18.9)
Premiums Earned and Results of Pension Plans and Capitalization	465	437	128	118	40	39	631	593	6.4
Technical Reserves	1,215	1,150	11,169	10,273	1,101	1,082	13,486	12,506	7.8

(*) Consolidated information does not represent the sum of parts, as there are intercompany operations which were eliminated only in the consolidated report.

.. Itaú Corretora de Valores

In the third quarter, the volume traded by Itaú Corretora at Bovespa amounted to R$ 11.2 billion, 43% higher than the same period of 2004. Currently, its market share is 6% and it is ranked fourth in the general ranking.

In the quarter, Itaú Corretora traded over 8.6 million contracts at the Commodities and Futures Exchange (BM&F), representing an increase of 160% as compared to the third quarter of 2004. In the Home Broker market, Itautrade reached a trading volume of R$ 905 million, 25% higher than the same period of 2004, ranking fourth in this market, with a market share of 8.1%.

.. Banco Itaú Europa

Banco Itaú Europa, based in Lisbon, with a branch in London, a branch office in the Island of Madeira and subsidiaries in Cayman and Luxembourg, has significantly broadened its activities. Its assets increased 17,4% as compared to December 2004. The consolidated assets under management exceeded € 5 billion in September.

The Bank's investment grade status, according to the international rating agencies (Baa1) and Fitch Ratings (BBB+), has provided easy access to the international capital markets, with the issue of medium- and long-term bonds.

It is worth noting among its activities the financing of foreign trade between Brazil and the Europe Union, transactions in the international capital market, especially the placement of securities issued by Brazilian companies and private banking activities in Banco Itaú Europa Luxembourg, which recorded US$ 2.7 billion of assets under management of over 1,500 clients.

Banco Itaú Europa holds 51% of the 16.1% share that the Itaú Conglomerate owns in Banco BPI, S.A., the fourth largest Portuguese financial complex with assets amounting to € 29 billion. This interest provides Itaú influence in the ownership control of BPI.

In the period from January to September 2005, the consolidated banking product reached € 49.5 million and net income amounted to € 30.5 million, an increase of 41.8% in relation to the same period in 2004. The efficiency ratio was 28.4% in the period, while the Basel ratio was 16% in September 2005.

■ Banco Itaú BBA

The period from January to September was characterized by the intensification of capital markets and mergers & acquisitions activities, as well as the conclusion of structured operations and derivative transactions to an increasing number of clients.

Itaú BBA continued to rank first in the ANBID fixed-income debt ranking with a market share of 21.0% until September 2005. Debentures, credit rights investment funds and real estate receivable certificates offerings totaled R$ 14.7 billion and represented 38% of the fixed-income volume recorded by the CVM in the period. In variable income equity, Banco Itaú BBA operated as a joint-lead manager and co-manager in primary and secondary share offerings in the amount of R$ 1.2 billion.

In structured instruments and derivatives, it is worth noting the increased demand from exporters that attempted to lock in the sales prices of their products due to market conditions, and the demand from clients who sought increasingly sophisticated hedge transactions to protect them from exchange exposures.

The indicators shown below are based on the pro forma financial statements of Banco Itaú BBA and aim at reflecting the results of this business unit based on management information.

Pro Forma Information	3Q/2005	2Q/2005 (3)	Change %	Jan-Sep/2005	Jan-Sep/2004 (3)	Change %
Results – R$ million						
Gross income from financial operations	442	530	(16.6)	1,383	1,053	31.3
Operating income	379	416	(8.9)	1,150	826	39.2
Consolidated net income	304	322	(5.7)	880	587	49.8
Balance Sheet – R$ million						
Total assets	43,765	38,677	13.2	43,765	37,925	15.4
Total loans (1)	22,134	22,090	0.2	22,134	23,699	(6.6)
Allocated capital – tier 1 (2)	3,868	3,554	8.8	3,868	3,245	19.2
Financial indices (%) p.a.						
Return on equity	35.3	41.5		31.4	24.8	
Return on assets	2.8	3.4		2.7	3.1	

(1) Including guarantees and sureties.
(2) Reflects the economic capital of Banco Itaú BBA Pro Forma, determined based on management criteria set up for allocation of capital of Itaú to its business units.
(3) Information from prior periods is adjusted for the purpose of providing greater comparison for the management criteria adopted, especially regarding capital allocation and interest on own capital.

Social and Environmental Responsibility

This quarter was characterized by important initiatives that reflect Itaú's concern with social and environmental issues, among which are the creation of the Social and Environmental Responsibility Executive Committee, responsible for determining Itaú Holding's social and environmental responsibility and establishing the alignment of the Bank's initiatives in this area, and the Social and Environmental Responsibility Commission, responsible for evaluating risks, opportunities and threats to Itaú Holding with respect to social and environmental responsibility initiatives, and propose projects and solutions.

Among the many initiatives implemented by Banco Itaú, we should mention the First Week of Itaú Corporate Responsibility in the CEIC and CTO offices, the Campaign to Encourage Bone Marrow Donation, which resulted in the participation of 2,200 people in two days, and the "Campanha do Agasalho" (winter clothes donation campaign), which resulted in the donation of one metric ton of clothes by its employees and one metric ton of blankets by Banco Itaú to the Solidarity Social Fund of the State Government of São Paulo.

In September, Banco Itaú launched the PIC Natureza capitalization plan that not only grants cash prizes to clients, but also contributes to reforest many regions of Brazil. It has also broadened the "Plante a Primavera" campaign in partnership with the Akatu institute, which encourages conscious consumption.

. Fundação Itaú Social

In the quarter, investments of Fundação Itaú Social amounted to R$ 5 million, totaling R$ 14 million in the period from January to September 2005. Itaú, through the PIC Esperança capitalization plan, transferred approximately R$ 1 million to elementary education programs developed by Unicef and Fundação Itaú Social.

The highlight of this period was the 6th edition of the Itaú-Unicef Award, which had 1,682 participating projects and 212 participants in the Essay Contest, the 1st edition of the Itaú Support to Entrepreneurs Award, which had the participation of 43 Civil Society Organizations of Public Interest (OSCIPs) that work with micro-credit, and the Second Course of Social Project Economic Evaluation.

Also worthy of note is the "Programa Escrevendo o Futuro" (writing the future program) that is training 25,000 teachers through a partnership with nine State Departments of Education, the launching of a virtual community, the production of three videos in partnership with the Futura TV channel, and the publication of two almanacs.

. Instituto Itaú Cultural

Funds used by Itaú Cultural totaled R$ 4 million in the quarter, totaling R$ 17 million in the period from January to September 2005. In the quarter, the "Cinético Digital" exhibit was visited by over 60,000 people.

The "Programa Rumos Artes Visuais" (Visual Art Directions Program) announced the 85 awarded artists from 14 States. The "Brasil 3x4" TV series of the "Rumos Cinema e Vídeo" (Film and Video Directions Program) was shown in the States of Acre, Espírito Santo, Goiás, Bahia, and in the interior of São Paulo. The "Rumos Educação Cultura e Arte" (Education, Culture and Art Directions Program) concluded these meeting series. The "Crônica na Sala de Aula" (Chronicle in the Classroom) project was implemented in eight Brazilian states and the Federal District.

In the quarter, we highlight the partnership entered into with the Japanese company IPCTV to show the "Jogo de Idéias" program, the international meeting on theater called "Próximo Ato" (Next Act) that was held in São Paulo, and the launching of the Theater Encyclopedia revised edition with additional contents on the institution's website. We also highlight the award that the Itaú Cultural website received in the Brazilian edition of the World Summit Awards 2005.

Independent Auditors - CVM Instruction nº 381

In the period from January to September 2005, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,764,000, representing 11.9% of total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

Circular 3,068 - Bacen

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth recording and accounting criteria for marketable securities, Itaú Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,940 million, corresponding to only 6.2% of total securities held.

Acknowledgements

We thank our shareholders and clients for their indispensible support and trust and our employees for the determination and commitment which have been essential to reach differentiated results.

(Approved at the Meeting of the Board of Directors on October 31, 2005).

The complete financial statements and the management discussion and analysis report, which present further details on the results for the period, are available on the Itaú Holding website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SÍLVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
VILSON GOMES DE BRITO

Deputy Managing Director
WAGNER ROBERTO PUGLIESI

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL
Members
CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CÂMARA PESTANA
Effective Members
ALCIDES LOPES TÁPIAS
TEREZA CRISTINA GROSSI TOGNI

SECURITIES TRADING COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO

MATERIAL INFORMATION DISCLOSURE COMMITTEE
ALFREDO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL BOARD

President
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
FERNANDO ALVES DE ALMEIDA
IRAN SIQUEIRA LIMA

BANCO ITAÚ S.A.

President and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
RENATO ROBERTO CUOCO

Executive Vice-Presidents
HÉLIO DE MENDONÇA LIMA
JOSÉ FRANCISCO CANEPA
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOÃO JACÓ HAZARABEDIAN
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MARIA ELIZABETE VILAÇA LOPES AMARO
PAULO ROBERTO SOARES
RICARDO VILLELA MARINO

Managing Directors
ANTONIO CARLOS RICHECKI RIBEIRO
ALMIR VIGNOTO
ANDRÉ DE MOURA MANDARÁS
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
CARLOS EDUARDO DE MORI LUPORINI
CARLOS EDUARDO MÔNICO
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JOSÉ CARLOS QUINTELA DE CARVALHO
JÚLIO ABEL DE LIMA TABUAÇO
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ ANTONIO RODRIGUES
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCOS ROBERTO CARNIELLI
MÁXIMO HERNÁNDEZ GONZÁLEZ
MIGUEL BURGOS NETO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
VALMA AVERSI PRIOLI

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Managing Vice-Presidents - Executive
ANTÔNIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Directors - Commercial
ALBERTO FERNANDES
SÉRGIO AILTON SAURIN

Directors
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
CAIO IBRAHIM DAVID
EZEQUIEL GRIN
FERNANDO ALCÂNTARA DE FIGUEREDO BEDA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO REGIS DA CRUZ NETO
JOSÉ IRINEU NUNES BRAGA
LUIS ALBERTO PIMENTA GARCIA
LUIZ AUGUSTO NUNES DA SILVA
LUIZ HENRIQUE CAMPIGLIA
MARCELO MAZIERO
MARIA CRISTINA LASS
MARIO LUIZ AMABILE
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU

ITAÚ SEGUROS S.A.

Chief Executive Officer
LUIZ DE CAMPOS SALLES

Superintendent Director
RUY VILLELA MORAES ABREU [1]

Managing Vice-Presidents - Executive
OLAVO EGYDIO SETUBAL JÚNIOR
MARCELO BLAY

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

Senior Managing Director
JACQUES BERGMAN

Managing Directors
ASTÉRIO SAMPAIO MIRANDA
IDACELMO MENDES VIEIRA
ITAMAR BORGES ZILIOTTO
JACK SUSLIK POGORELSKY
MANES ERLICHMAN NETO
NORBERTO GIL FERREIRA CAMARGO
OSMAR MARCHINI

(1) elected in EGM of 5.17.2005, pending homologation by Superintendency of Private Insurance.

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBRÓGIO CRESPI BONOMI

Directors
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
FERNANDO JOSÉ COSTA TELES

Directors (cont'd)
FLÁVIO KITAHARA SOUSA
GERÔNCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

ASSETS	09/30/2005	09/30/2004
CURRENT ASSETS AND LONG-TERM RECEIVABLES	**141,873,396**	**135,455,158**
CASH AND CASH EQUIVALENTS	**2,052,991**	**1,926,164**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**23,175,542**	**25,396,978**
Money market	13,313,308	15,932,790
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	248,030	303,108
Interbank deposits	9,614,204	9,161,080
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**30,829,740**	**28,258,317**
Own portfolio	11,595,138	12,813,774
Subject to repurchase commitments	1,977,293	1,344,040
Pledged in guarantee	1,229,058	2,396,927
Deposited with the Central Bank	221,655	1,041,712
Derivative financial instruments	2,943,639	1,318,784
Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)	9,181,797	6,117,892
Guarantor Resources of Technical Provision - Other securities (Note 10b)	3,681,160	3,225,188
INTERBANK ACCOUNTS	**11,991,463**	**11,244,611**
Pending settlement	1,459,126	1,339,835
Central Bank deposits	10,193,102	9,635,040
National Housing System (SFH)	330,441	266,559
Correspondents	2,819	3,177
Interbank onlendings	5,975	-
INTERBRANCH ACCOUNTS	**14,563**	**18,169**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**51,916,950**	**41,783,375**
Operations with Credit Assignment Characteristics (Note 4d)	55,572,698	44,810,178
(Allowance for loan losses) (Note 4e)	(3,655,748)	(3,026,803)
OTHER RECEIVABLES	**20,225,897**	**25,714,251**
Foreign exchange portfolio (Note 8)	8,471,178	14,375,443
Income receivable	526,776	523,988
Insurance premium receivable (Note 10b)	668,893	632,177
Negotiation and Intermediation of securities	898,815	783,739
Sundry (Note 12a)	9,660,235	9,398,904
OTHER ASSETS (Note 4f)	**1,666,250**	**1,113,293**
Other assets	367,297	399,128
(Valuation allowance)	(102,581)	(129,087)
Prepaid expenses	1,401,534	843,252
PERMANENT ASSETS	**2,797,793**	**3,064,609**
INVESTMENTS (Notes 4g and 15a I)	**726,881**	**887,603**
Investments in subsidiaries and affiliates	566,447	749,697
Domestic	123,052	124,389
Abroad	443,395	625,308
Other investments	264,860	249,809
(Allowance for losses)	(104,426)	(111,903)
FIXED ASSETS (Notes 4h and 15b)	**1,850,416**	**1,941,604**
Property for own use	2,144,236	2,127,803
Other fixed assets	3,271,576	2,788,515
(Accumulated depreciation)	(3,565,396)	(2,974,714)
DEFERRED CHARGES (Notes 4i and 15b)	**220,496**	**235,402**
Organization and expansion expenses	445,414	534,129
(Accumulated amortization)	(224,918)	(298,727)
TOTAL ASSETS	**144,671,189**	**138,519,767**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

LIABILITIES	09/30/2005	09/30/2004
CURRENT AND LONG-TERM LIABILITIES	**128,337,380**	**123,887,598**
DEPOSITS (Notes 4a and 9b)	**44,487,979**	**37,590,378**
Demand deposits	9,978,022	9,722,725
Savings deposits	18,563,979	18,223,958
Interbank deposits	938,310	620,869
Time deposits	14,711,925	9,022,826
Other deposits	295,743	-
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**20,433,095**	**21,928,611**
Own portfolio	16,372,188	9,559,128
Third-party portfolio	3,672,649	6,270,104
Free portfolio	388,258	6,099,379
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**4,752,896**	**4,267,777**
Mortgage notes	-	41,057
Debentures	1,392,934	844,818
Foreign borrowings in securities	3,359,962	3,381,902
INTERBANK ACCOUNTS	**1,728,441**	**1,388,995**
Pending settlements	1,579,690	1,241,557
Correspondents	148,751	147,438
INTERBRANCH ACCOUNTS	**1,302,048**	**1,087,345**
Third-party funds in transit	1,290,642	1,081,701
Internal transfer of funds	11,406	5,644
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**8,590,407**	**11,268,725**
Borrowings	4,390,167	6,866,391
Onlendings	4,200,240	4,402,334
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6e)	**1,884,042**	**786,395**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 10a)	**13,485,629**	**10,047,628**
OTHER LIABILITIES	**31,672,843**	**35,521,744**
Collection and payment of taxes and contributions	1,349,145	1,391,910
Foreign exchange portfolio (Note 8)	8,831,229	14,642,895
Social and statutory	1,171,721	744,902
Tax and social security contributions (Note 14d I)	5,295,855	3,641,946
Negotiation and Intermediation of securities	1,152,687	1,562,741
Credit card operations	3,852,170	2,543,146
Securitization of foreign payment orders (Note 9f)	1,204,606	2,032,131
Subordinated debts (Note 9g)	4,448,871	4,834,829
Sundry (Note 12b)	4,366,559	4,127,244
DEFERRED INCOME	**59,731**	**57,278**
MINORITY INTEREST IN SUBSIDIARIES	**1,044,858**	**1,104,045**
STOCKHOLDERS' EQUITY (Note 16)	**15,229,220**	**13,470,846**
Capital	8,300,000	8,101,000
Domestic	6,709,531	6,469,309
Foreign	1,590,469	1,631,691
Capital reserves	1,289,969	2,183,867
Revenue reserves	6,098,095	3,173,186
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6c)	294,594	483,673
(Treasury shares)	(753,438)	(470,880)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**144,671,189**	**138,519,767**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
(In thousands of Reais)

	01/01 to 09/30/2005	01/01 to 09/30/2004
INCOME FROM FINANCIAL OPERATIONS	**13,188,295**	**12,524,340**
Loans, leasing and other credits	8,508,034	7,095,542
Securities and derivative financial instruments	2,467,865	3,952,239
Insurance, pension plan and capitalization	1,357,612	904,398
Foreign exchange operations	182,710	114,050
Compulsory deposits	672,074	458,111
EXPENSES ON FINANCIAL OPERATIONS	**(2,815,083)**	**(5,021,315)**
Money market	(2,065,726)	(3,690,545)
Technical provision for pension plan and capitalization	(1,072,460)	(686,029)
Borrowings and onlendings	323,103	(644,741)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**10,373,212**	**7,503,025**
RESULT OF LOAN LOSSES (Note 7d I)	**(1,853,244)**	**(660,555)**
Expense with allowance for loan losses	(2,496,437)	(1,147,676)
Income from recovery of credits written off as loss	643,193	487,121
GROSS INCOME FROM FINANCIAL OPERATIONS	**8,519,968**	**6,842,470**
OTHER OPERATING INCOME (EXPENSES)	**(2,277,894)**	**(2,199,425)**
Banking service fees (Note 12c)	5,615,804	4,366,230
Resources management	1,257,666	1,035,790
Current account services	1,053,831	903,501
Credit cards	1,365,378	790,958
Sureties and credits granted	887,845	649,200
Receipt services	618,585	564,808
Other	432,499	421,973
Result of operations with insurance, pension plan and capitalization (Note 10c)	580,658	590,255
Personnel expenses (Note 12d)	(2,987,937)	(2,409,698)
Other administrative expenses (Note 12e)	(3,492,019)	(3,071,032)
Tax expenses (Notes 4l and 14a II)	(1,450,741)	(1,029,963)
Equity in results of associated companies (Note 15a II)	(41,198)	34,659
Other operating income (Note 12f)	261,572	207,900
Other operating expenses (Note 12g)	(764,033)	(887,776)
OPERATING INCOME	**6,242,074**	**4,643,045**
NON OPERATING INCOME	**7,822**	**1,932**
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	**6,249,896**	**4,644,977**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4l and 14a I)	**(1,982,107)**	**(1,312,866)**
Due on operations for the period	(2,128,728)	(1,280,469)
Temporary additions	146,621	(32,397)
EXTRAORDINARY RESULT (Note 13)	**(191,745)**	**(300,599)**
PROFIT SHARING	**(337,032)**	**(271,049)**
Employees - Law 10,101 of 12/19/2000	(253,516)	(211,293)
Officers - Statutory - Law 6,404 of 12/15/1976	(83,516)	(59,756)
MINORITY INTEREST IN SUBSIDIARIES	**87,522**	**(15,167)**
NET INCOME	**3,826,534**	**2,745,296**
NUMBER OF OUTSTANDING SHARES - (in thousands at 09/30/2004) (Note 16a)	**111,400,403**	**113,250,221**
NET INCOME PER SHARE - (per thousand shares at 09/30/2004) R$	**34.35**	**24.24**
BOOK VALUE PER SHARE - (per thousand shares at 09/30/2004) R$	**136.71**	**118.95**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO SEPTEMBER 30, 2005 AND 2004
(In thousands of reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, mortgage loans, credit, financing and investment; and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortium, Investment Funds and Managed Portfolios.

On February 28, 2005, it was announced an association between ITAÚ HOLDING and Lojas Americanas S.A. (LASA), creating a partnership to form a new company called FAI – FINANCEIRA AMERICANAS ITAÚ S.A. CRÉDITO, FINANCIAMENTO E INVESTIMENTO and to acquire the sales promoting company Facilita Serviços e Propaganda S.A. (FACILITA), which will exclusively participate in the structuring and sales processes of products and financial services to LASA customers. The investment totaled R$ 240,000, resulting in goodwill of R$ 200,000, fully amortized in the consolidated financial statements. The settlement was made on April 27, 2005.

The transaction was submitted for approval by the Central Bank of Brazil (BACEN).
It is expected that the results from this transaction will not have a significant effect during the first three years.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

The Consolidated Financial Statements are being presented without segregation between Current and Long-term, consistent with the presentation in prior quarters.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credit operations. The resources related to these amounts are included in Other Liabilities – Credit Card operations. Leasing Operations are presented at present value in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits in the Statement of Income.

The foreign exchange operations result is presented on an adjusted basis, with the reclassification of expenses and income, to represent exclusively the impact of variations and differences of rates on the balance sheet accounts in foreign currencies.

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the fund quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts. The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding equity accounts.

Goodwill from the acquisition of investments is fully amortized in the years when these investments occurred in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAÚ HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, which are factors which favor maximization of results.

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:

		Participation %	
		09/30/2005	**09/30/2004**
FINANCIAL ACTIVITY AND OPERATIONS			
Banco Itaú S.A.		100.00	100.00
Banco Itaú BBA S.A.		95.75	95.75
Banco Itaucred Financiamento S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento	(2)	50.00	-
Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)(4)	50.00	-
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itaú Seguros S.A. and subsidiaries		100.00	100.00
Itaú Vida e Previdência S.A.		99.99	99.99
Cia. Itaú de Capitalização		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES			
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard Banco S.A.	(3)(5)	50.00	33.33
Orbitall Serviços e Processamento e Informatização Comercial S.A. and subsidiary	(3)(5)	100.00	33.33
Redecard S.A.	(3)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION			
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS			
Akbar – Marketing e Serviços, LDA and subsidiaries		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(3)	32.54	32.54

(1) Associated Companies included on consolidation, authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).

(2) Investment set up on August 9, 2004 and approved to operate by BACEN on April 5, 2005. From 09/30/2005 on, it became totally included in the consolidation, with the authorization of CVM, as per the exclusivity in management by ITAÚ HOLDING and in order to better present the business unit.

(3) Companies with shared control included proportionally on consolidation. Orbitall up to September 30, 2004.

(4) Investment set up on April 27, 2005 to implement the partnership between ITAÚ and LASA (Note 1).

(5) Increase in participation through acquisition, considering in the consolidated, Credicard as from October 31, 2004 and Orbitall as from November 30, 2004.

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at September 30, 2005, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)
Referential equity (3)	20,440,252	20,337,519
Basel ratio	18.7%	17.6%
Tier I	15.2%	14.3%
Tier II	3.5%	3.3%
Fixed asset ratio (4)	43.5%	26.5%
Excess capital in relation to fixed assets	1,335,888	4,773,057

(1) *Consolidated financial statements including only financial companies.*

(2) *Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.*

(3) *BACEN, through Resolution 2,837, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.*

(4) *The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enabling, when necessary, the distribution of resources to the financial companies.*

Management considers the current Basel ratio (17.6%, based on economic-financial consolidated) to be adequate, considering that:
a) It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 17.8% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 20.1%.

For calculation of the ratios at September 30, 2005, the Adjusted Reference Net Equity was used, as follows:

	Financial system consolidated	Economic - Financial consolidated
ITAÚ HOLDING Stockholders' equity (Individual)	**16,124,843**	**16,124,843**
Minority interest not eliminated in the consolidation	1,126,325	1,026,882
Unrealized profits of transactions with subsidiaries	(884)	(4,174)
Consolidated stockholders' equity (BACEN)	**17,250,284**	**17,147,551**
Subordinated debt	3,270,260	3,270,260
Tax credits excluded from Tier I	(80,292)	(80,292)
Referential equity	**20,440,252**	**20,337,519**
Adjustments:		
Requirement for SWAP operations risk	(370,702)	(370,702)
Requirement for foreign exchange risk	(1,936,436)	(1,936,436)
Requirement for interest rate risk	(253,075)	(252,308)
Other	(204,827)	(204,827)
Adjusted referential equity	**17,675,212**	**17,573,246**

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances, are shown below:

Changes in the Basel Ratio	Financial System Consolidated			Economic-Financial Consolidated		
	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect
Ratio at 12/31/2004	**17,752,391**	**82,043,390**	**21.6%**	**17,620,011**	**85,701,539**	**20.6%**
Prior years' adjustments	(89,035)	-	-0.1%	(89,035)	-	-0.1%
Result for the period	4,063,509	-	5.0%	3,866,938	-	4.5%
Interest on own capital	(1,319,395)	-	-1.6%	(1,319,395)	-	-1.5%
Changes in the adjustments to market value - securities and derivatives	(178,345)	-	-0.2%	(178,345)	-	-0.2%
Interest rate risk	(97,889)	-	-0.1%	(97,481)	-	-0.1%
Treasury shares	(981,730)	-	-1.2%	(981,730)	-	-1.2%
Foreign exchange exposure	(477,902)	-	-0.6%	(477,902)	-	-0.6%
SWAP operations risk	(77,925)	-	-0.1%	(77,925)		-0.1%
Subordinated debt	(700,990)	-	-0.8%	(700,990)	-	-0.8%
Other changes in referential equity	(217,477)	-	-0.3%	9,100	-	0.0%
Changes in weighted assets	-	12,634,739	-2.9%	-	14,038,581	-2.9%
Ratio at 09/30/2005	**17,675,212**	**94,678,129**	**18.7%**	**17,573,246**	**99,740,120**	**17.6%**
Ratio at 09/30/2004	**16,511,292**	**80,311,408**	**20.6%**	**16,415,103**	**84,595,603**	**19.4%**

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Short-term interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary and exchange correction and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular 3,068, of November 8, 2001. Securities are classified in the following categories:

- trading securities – acquired to be actively and frequently traded, are adjusted to market value, with a contra-entry to the results for the period;

- securities available for sale – securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

- securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, and are not adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, with a contra-entry to a specific stockholders' equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to overall risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which have high correlation between changes in their market value and in the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as effective in reducing the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective amount of the hedge is recorded directly in the statement of income.

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) – These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets – These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, the benefits of which will be realized in future periods.

g) Investments – Investments in subsidiary and affiliated companies, are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment with residual value up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Buildings in use	4 %	to	8 %
Installations, furniture, equipment, security, transportation and communication systems	10 %	to	25 %
EDP systems	20 %	to	50 %

i) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements and acquisition of software, which is amortized on a straight-line basis over the contract terms, limited to ten and five years, respectively.

j) Technical Provisions of Insurance, Capitalization and Pension Plans – Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

I- Insurance:

Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period; Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums; Provision for unearned premiums of current risks but not issued – calculated based on technical studies; Provision for unsettled claims – set up based on notices of loss, in an amount sufficient to cover future commitments; Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed under retirement, disability, pension and annuity plans.

Provision for benefits to resolve and redemptions or Other amounts to resolve – refer to amounts still not resolved up to the balance sheet date; Provision for events occurred but not reported (IBNR) – set up in relation to the estimated amount of events occurred but not reported; Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving benefits; Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III-Capitalization:

Mathematical provision for redemptions – represents capitalization securities received to be redeemed; Provision for raffles– calculated according to definition in technical note; Raffles payable – set up by raffles of securities carried out; Provision for contingencies – set up by the application of the contingency quota on the collected amount.

k) Provisions and Contingent Liabilities – Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow for the most adequate measurement, in spite of the uncertainty of their term and amount.

I- Labor contingencies:

These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits concluded in the last 12 months, for lawsuits based on claims considered similar and usual, and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final unappealable judgment.

II- Civil contingencies:

These are set up upon judicial notice and adjusted monthly:

- at the moving average of payment of lawsuits concluded in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered material; or

- at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant;

Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unappealable.

III- Tax and social security contingencies:

The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

Interest or restatement of judicial escrow deposits is not recognized, except when a release order has been issued in respect of claims judged in favor of the companies, due to lawsuits favorable outcomes.

l) Taxes - These provisions are calculated according to current legislation for each tax at the rates shown below:

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (1)	0.65%
COFINS (1)	4.00%
ISS	up to 5.00%
CPMF	0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

	09/30/2005						09/30/2004	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	8,246,417	5,012,114	54,777	-	13,313,308	57.5	15,932,790	62.7
Funded position (*)	4,182,585	5,012,114	54,777	-	9,249,476	39.9	3,563,342	14.0
Financed position	3,975,856	-	-	-	3,975,856	17.2	12,369,448	48.7
With free movement	299,999	-	-	-	299,999	1.3	6,099,383	24.0
Without free movement	3,675,857	-	-	-	3,675,857	15.9	6,270,065	24.7
Sold position	87,976	-	-	-	87,976	0.4	-	-
Money market - Guarantor resources of technical provision - SUSEP	248,030	-	-	-	248,030	1.0	303,108	1.2
Interbank deposits	6,065,590	2,261,990	777,771	508,853	9,614,204	41.5	9,161,080	36.1
TOTAL	14,560,037	7,274,104	832,548	508,853	23,175,542		25,396,978	
% per maturity term	62.8	31.4	3.6	2.2				
TOTAL - 09/30/2004	19,391,594	5,338,978	252,473	413,933	25,396,978			
% per maturity term	76.4	21.0	1.0	1.6				

(*) Includes R$ 5,009,593 (R$ 503,705 at 09/30/2004) related to money market with free movement, in which securities are restricted to Stock Exchanges, Clearing Houses for the Custody and Financial Settlement of Securities, and Compulsory Deposits.

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instruments, maturity, and type of portfolio of Securities and Derivatives, already adjusted to their respective market values, of which R$ 12,862,957 (R$ 9,343,080 at 09/30/2004) refer to guarantor resources of technical provisions (Note 10b).

a) Summary per maturity

	09/30/2005												09/30/2004
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days		Market value
PUBLIC SECURITIES - DOMESTIC [1]	**6,622,712**	**20,499**	**151,170**	**6,794,381**	**21.9**	**219,011**	**580,232**	**264,735**	**603,204**	**1,389,859**	**3,737,340**		**9,368,557**
Financial Treasury Bills	1,267,771	27	4,254	1,272,052	4.1	6,706	286,408	114,945	308,881	244,433	310,679		2,320,853
National Treasury Bills	996,943	155	809	997,907	3.2	11,645	-	62,883	209,534	713,845	-		904,293
National Treasury Notes	1,793,496	(484)	137,624	1,930,636	6.2	24,229	132,456	30,508	40,584	30,784	1,672,075		2,907,721
National Treasury Notes - M	82,747	-	-	82,747	0.3	10,343	-	-	10,343	20,687	41,374		131,675
Central Bank Notes	388,079	1,061	2,641	391,781	1.3	71,402	151,474	-	-	168,905	-		583,990
National Treasury/Securitization	89,560	48	(147)	89,461	0.3	4,905	7,452	197	600	4,150	72,157		161,172
Brazilian External Debt Bonds	1,919,545	19,692	5,989	1,945,226	6.2	5,210	2,442	56,202	33,262	207,055	1,641,055		2,010,413
Investment in non Exclusive Funds	84,123	-	-	84,123	0.3	84,123	-	-	-	-	-		348,440
Financial Treasury Bills	78,282	-	-	78,282	0.3	78,282	-	-	-	-	-		271,457
Other	5,841	-	-	5,841	-	5,841	-	-	-	-	-		76,983
Other	448	-	-	448	-	448	-	-	-	-	-		-
PUBLIC SECURITIES - FOREIGN	**754,952**	**8,956**	**28,882**	**792,790**	**2.6**	**44,718**	**7,538**	**80,419**	**21,275**	**140,037**	**498,803**		**836,985**
Portugal	404,099	-	28,887	432,986	1.4	28,091	-	47,893	2,378	100,584	254,040		624,420
Argentina [2]	120,609	(1,781)	1	118,829	0.4	9,921	6,075	8,377	18,786	37,060	38,610		11,331
Central Bank	28,725	(2,436)	-	26,289	0.1	-	-	-	-	-	26,289		376
National Treasury	91,884	655	1	92,540	0.3	9,921	6,075	8,377	18,786	37,060	12,321		10,955
Russia	76,438	7,711	-	84,149	0.3	-	-	-	-	-	84,149		-
United States	32,187	29	(6)	32,210	0.1	6,666	1,450	24,094	-	-	-		149,236
Other	121,619	2,997	-	124,616	0.4	40	13	55	111	2,393	122,004		51,998
CORPORATE SECURITIES	**11,226,009**	**15,423**	**275,701**	**11,517,133**	**36.6**	**2,149,253**	**1,086,934**	**2,123,404**	**1,299,056**	**1,057,632**	**3,800,854**		**11,216,099**
Euro Bonds and Others	4,023,113	3,935	32,441	4,059,489	13.0	294,441	314,208	479,836	632,400	767,075	1,571,529		4,093,685
Bank Deposit Certificates	3,230,288	-	-	3,230,288	10.0	222,782	621,127	1,539,048	546,227	1,694	299,410		3,623,981
Shares in Publicly Traded Companies	876,954	12,169	211,387	1,100,510	3.5	1,100,510	-	-	-	-	-		628,953
Debentures	1,736,504	(1)	(138)	1,736,365	5.6	-	23,918	-	45,280	131,223	1,535,944		1,309,484
Promissory Notes	175,965	-	-	175,965	0.6	51,683	122,629	1,653	-	-	-		566,534
Mortgage Bills	145,918	-	-	145,918	0.5	-	-	89,490	56,428	-	-		143,638
Rural Producer Certificates	-	-	-	-	-	-	-	-	-	-	-		12,099
Quotas of Fixed Income Funds [3]	598,780	-	-	598,780	1.9	366,254	-	-	-	98,679	133,847		347,660
Quotas of Foreign Investment Funds	52,233	-	1,528	53,761	0.2	53,761	-	-	-	-	-		32,458
Quotas of Variable Income Funds	24,906	-	30,425	55,331	0.2	55,331	-	-	-	-	-		43,352
Real Estate Certificates Receivable	322,976	(2,251)	(215)	320,510	1.0	2,166	4,351	6,439	12,535	40,611	254,408		181,964
Other	38,372	1,571	273	40,216	0.1	2,325	701	6,938	6,186	18,350	5,716		232,291
PGBL/VGBL FUNDS QUOTAS [4]	**9,181,797**	**-**	**-**	**9,181,797**	**29.4**	**9,181,797**	**-**	**-**	**-**	**-**	**-**		**6,117,892**
SUBTOTAL - SECURITIES	**27,785,470**	**44,878**	**455,753**	**28,286,101**	**90.5**	**11,594,779**	**1,674,704**	**2,468,558**	**1,923,535**	**2,587,528**	**8,036,997**		**27,539,533**
Trading securities	16,387,323	44,878	-	16,432,201	52.6	10,105,938	1,039,731	1,561,867	851,034	645,152	2,228,479		12,918,756
Securities available for sale	9,458,279	-	455,753	9,914,032	31.7	1,450,581	548,199	903,541	1,037,741	1,846,834	4,127,136		10,996,301
Securities held to maturity [5]	1,939,868	-	-	1,939,868	6.2	38,260	86,774	3,150	34,760	95,542	1,681,382		3,624,476
DERIVATIVE FINANCIAL INSTRUMENTS	**2,546,756**	**396,883**	**-**	**2,943,639**	**9.5**	**548,237**	**776,022**	**524,860**	**438,953**	**323,672**	**331,895**		**1,318,784**
TOTAL	**30,332,226**	**441,761**	**455,753**	**31,229,740**	**100.0**	**12,143,016**	**2,450,726**	**2,993,418**	**2,362,488**	**2,911,200**	**8,368,892**		**28,858,317**
						38.9%	**7.8%**	**9.6%**	**7.6%**	**9.3%**	**26.8%**		
Additional allowance (exceeding minimum required)				**(400,000)**									**(600,000)**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				**30,829,740**									**28,258,317**
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(1,512,625)**	**(371,417)**	**-**	**(1,884,042)**	**100.0**	**(238,720)**	**(727,451)**	**(228,975)**	**(265,403)**	**(282,508)**	**(140,985)**		**(786,395)**

(1) Includes the amount of R$ 2,236,602 (R$ 3,917,714 at 09/30/2004) of securities pledged in guarantee, of which: guarantor resources of technical provisions R$ 1,144,686 (R$ 1,177,850 at 09/30/2004), securities deposited with the Central Bank R$ 221,655 (R$ 1,041,712 at 09/30/2004) and securities deposited with the Clearing House for the Custody and Financial Settlement of Securities R$ 870,261 (R$ 1,698,152 at 09/30/2004) (2) includes mandatory acquisition for compliance with obligation of compulsory deposits R$ 11,331 at 09/30/2004; (3) includes R$ 85,210 of non-exclusive funds administered by the group (R$ 106,784 at 09/30/2004), which do not include public securities; (4) Portfolios of PGBL and VGBL pension plan securities whose ownership and involved risks are retained by clients, recorded as securities in compliance with SUSEP requirements, with a contra entry against liabilities in Technical Provision for Pension Plans;

(5) Positive adjustments to market not recorded in the amount of R$ 165,585 (R$ 182,435 at 09/30/2004), as mentioned in Note 6d.

b) Trading securities

	Cost	Adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
			09/30/2005								09/30/2004
PUBLIC SECURITIES - DOMESTIC	**2,294,685**	**20,499**	**2,315,184**	**14.1**	**109,537**	**390,978**	**146,868**	**181,594**	**416,620**	**1,069,587**	**1,310,937**
Financial Treasury Bills	388,813	27	388,840	2.4	584	264,857	32,508	3,814	12,252	74,825	317,759
National Treasury Bills	430,351	155	430,506	2.6	11,645	-	62,883	108,037	247,941	-	8,553
National Treasury Notes	176,623	(484)	176,139	1.1	6,805	44,620	30,508	40,584	2,673	50,949	176,413
Central Bank Notes	223,542	1,061	224,603	1.4	4,921	79,590	-	-	140,092	-	23,683
National Treasury/Securitization	6,011	48	6,059	-	376	1,285	169	560	2,131	1,538	8,805
Brazilian External Debt Bonds	985,222	19,692	1,004,914	6.1	1,083	626	20,800	28,599	11,531	942,275	427,284
Investment in non Exclusive Funds	84,123	-	84,123	0.5	84,123	-	-	-	-	-	348,440
Financial Treasury Bills	78,282	-	78,282	0.5	78,282	-	-	-	-	-	271,457
Other	5,841	-	5,841	-	5,841						76,983
PUBLIC SECURITIES - FOREIGN	**215,108**	**8,956**	**224,064**	**1.3**	**6,706**	**1,463**	**55**	**111**	**2,393**	**213,336**	**132,855**
Argentina	29,111	(1,781)	27,330	0.2	-	-	-	-	-	27,330	4,215
Central Bank	28,725	(2,436)	26,289	0.2	-	-	-	-	-	26,289	-
National Treasury	386	655	1,041	-	-	-	-	-	-	1,041	4,215
Russia	76,438	7,711	84,149	0.5	-	-	-	-	-	84,149	-
United States	8,087	29	8,116	-	6,666	1,450	-	-	-	-	117,853
Other	101,472	2,997	104,469	0.6	40	13	55	111	2,393	101,857	10,787
CORPORATE SECURITIES	**4,695,733**	**15,423**	**4,711,156**	**28.6**	**807,898**	**647,290**	**1,414,944**	**669,329**	**226,139**	**945,556**	**5,357,072**
Euro Bonds and others	218,787	3,935	222,722	1.4	196	1,766	33,272	75,436	10,505	101,547	559,771
Bank Deposit Certificates	3,045,519	-	3,045,519	18.5	221,236	621,127	1,368,295	540,996	-	293,865	3,312,883
Shares in Publicly-Traded Companies	213,564	12,169	225,733	1.4	225,733	-	-	-	-	-	201,731
Debentures	550,082	(1)	550,081	3.3	-	19,345	-	34,176	91,337	405,223	433,352
Promissory Notes	-	-	-	-	-	-	-	-	-	-	350,237
Rural Producer Certification	-		-								12,099
Quotas of Fixed Income Funds	428,836	-	428,836	2.6	356,513	-	-	-	65,357	6,966	337,267
Quotas of Variable Income Funds	2,007	-	2,007	-	2,007	-	-	-	-	-	-
Real Estate Certificates Receivable	203,287	(2,251)	201,036	1.2	2,166	4,351	6,439	12,535	40,611	134,934	128,750
Other	33,651	1,571	35,222	0.2	47	701	6,938	6,186	18,329	3,021	20,982
PGBL/VGBL FUNDS QUOTAS	**9,181,797**		**9,181,797**	**56.0**	**9,181,797**						**6,117,892**
Total 09/30/2005	**16,387,323**	**44,878**	**16,432,201**	**100.0**	**10,105,938**	**1,039,731**	**1,561,867**	**851,034**	**645,152**	**2,228,479**	**12,918,756**
% per maturity term					**61.5%**	**6.3%**	**9.5%**	**5.2%**	**3.9%**	**13.6%**	
Total 09/30/2004	**12,862,939**	**55,817**	**12,918,756**		**7,747,853**	**1,596,359**	**1,190,673**	**471,422**	**298,680**	**1,613,769**	
% per maturity term					**60.0%**	**12.4%**	**9.2%**	**3.6%**	**2.3%**	**12.5%**	

c) Securities available for sale

	09/30/2005										09/30/2004
	Cost	Adjustment to market value (in Stockholder's equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
PUBLIC SECURITIES - DOMESTIC	**2,818,567**	**151,170**	**2,969,737**	**29.8**	**77,580**	**107,053**	**117,867**	**406,604**	**890,640**	**1,369,993**	**5,201,417**
Financial Treasury Bills	878,958	4,254	883,212	8.9	6,122	21,551	82,437	305,067	232,181	235,854	1,151,750
National Treasury Bills	566,592	809	567,401	5.7	-	-	-	101,497	465,904	-	895,740
National Treasury Notes	819,068	137,624	956,692	9.6	-	5,635	-	-	16,410	934,647	1,703,263
Central Bank Notes	164,537	2,641	167,178	1.7	66,481	71,884	-	-	28,813	-	560,307
National Treasury/Securitization	83,549	(147)	83,402	0.8	4,529	6,167	28	40	2,019	70,619	152,367
Brazilian External Debt Bonds	305,415	5,989	311,404	3.1	-	1,816	35,402	-	145,313	128,873	737,990
Other	448	-	448	-	448	-	-	-	-	-	-
PUBLIC SECURITIES - FOREIGN	**519,697**	**28,882**	**548,579**	**5.5**	**38,012**	**6,075**	**80,364**	**21,164**	**137,644**	**265,320**	**678,447**
Portugal	404,099	28,887	432,986	4.4	28,091	-	47,893	2,378	100,584	254,040	624,420
Argentina	91,498	1	91,499	0.9	9,921	6,075	8,377	18,786	37,060	11,280	7,116
Central Bank	-	-	-	-	-	-	-	-	-	-	376
National Treasury	91,498	1	91,499	0.9	9,921	6,075	8,377	18,786	37,060	11,280	6,740
United States	24,100	(6)	24,094	0.2	-	-	24,094	-	-	-	31,383
Other	-	-	-	-	-	-	-	-	-	-	15,528
CORPORATE SECURITIES	**6,120,015**	**275,701**	**6,395,716**	**64.7**	**1,334,989**	**435,071**	**705,310**	**609,973**	**818,550**	**2,491,823**	**5,116,437**
Euro Bonds and others	3,515,457	32,441	3,547,898	35.9	294,160	312,442	443,414	545,051	756,570	1,196,261	3,155,416
Bank Deposit Certificates	184,769	-	184,769	1.9	1,546	-	170,753	5,231	1,694	5,545	291,024
Shares	663,390	211,387	874,777	8.8	874,777	-	-	-	-	-	427,222
Debentures	1,081,828	(138)	1,081,690	10.9	-	-	-	3,263	26,943	1,051,484	549,554
Promissory Notes	175,965	-	175,965	1.8	51,683	122,629	1,653	-	-	-	216,297
Mortgage Bills	145,918	-	145,918	1.5	-	-	89,490	56,428	-	-	143,638
Quotas of Fixed Income Funds	169,944	-	169,944	1.7	9,741	-	-	-	33,322	126,881	10,393
Quotas of Foreign Investment Funds	45,952	1,528	47,480	0.5	47,480	-	-	-	-	-	26,030
Quotas of Variable Income Funds	22,899	30,425	53,324	0.5	53,324	-	-	-	-	-	43,352
Real Estate Certificates Receivable	109,172	(215)	108,957	1.1	-	-	-	-	-	108,957	42,202
Other	4,721	273	4,994	0.1	2,278	-	-	-	21	2,695	211,309
TOTAL 09/30/2005	**9,458,279**	**455,753**	**9,914,032**	**100.0**	**1,450,581**	**548,199**	**903,541**	**1,037,741**	**1,846,834**	**4,127,136**	**10,996,301**
					14.6%	5.5%	9.1%	10.5%	18.6%	41.7%	
Deferred taxes		(160,985)									
Minority interest in subsidiaries		(16,502)									
Adjustment of securities reclassified in prior years to securities held to maturity		16,328									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2005		**294,594**									
TOTAL 09/30/2004	**10,318,471**	**677,830**	**10,996,301**		**755,831**	**486,922**	**1,336,184**	**1,076,516**	**2,012,309**	**5,328,539**	
					6.8%	4.4%	12.2%	9.8%	18.3%	48.5%	
Deferred taxes		(264,055)									
Minority interest in subsidiaries		(26,361)									
Adjustment of securities reclassified in prior years to securities held to maturity		96,259									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 09/30/2004		**483,673**									

d) Securities held to maturity

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. The carrying value includes the amount of R$ 16,328 (R$ 96,259 at 09/30/2004) which is not recorded in results at 09/30/2005, relating to market adjustment of the reclassified securities at 12/31/2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 165,585 (positive adjustment of R$ 182,435 at 09/30/2004).

	09/30/2005								09/30/2004
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
PUBLIC SECURITIES - DOMESTIC	1,509,460	77.8	31,894	82,201	-	15,006	82,599	1,297,760	2,856,203
Financial Treasury Bills	-	-	-	-	-	-	-	-	851,344
National Treasury Notes (1)	797,805	41.1	17,424	82,201	-	-	11,701	686,479	1,028,045
National Treasury Notes - M (2)	82,747	4.3	10,343	-	-	10,343	20,687	41,374	131,675
Brazilian External Debt Bonds	628,908	32.4	4,127	-	-	4,663	50,211	569,907	845,139
PUBLIC SECURITIES - FOREIGN	20,147	1.0	-	-	-	-	-	20,147	25,683
CORPORATE SECURITIES	410,261	21.2	6,366	4,573	3,150	19,754	12,943	363,475	742,590
Euro Bonds and others	288,869	14.9	85	-	3,150	11,913	-	273,721	378,498
Bank Deposit Certificates (1)	-	-	-	-	-	-	-	-	20,074
Debentures (1)	104,594	5.4	-	4,573	-	7,841	12,943	79,237	326,578
Quotas of Foreign Investment Funds	6,281	0.3	6,281	-	-	-	-	-	6,428
Real Estate Certificate Receivables (1)	10,517	0.6	-	-	-	-	-	10,517	11,012
Total 09/30/2005	1,939,868	100.0	38,260	86,774	3,150	34,760	95,542	1,681,382	3,624,476
% per maturity term			1.9%	4.5%	0.2%	1.8%	4.9%	86.7%	
Total 09/30/2004	3,624,476		35,696	30,408	11,624	1,047,991	102,970	2,395,787	
% per maturity term			1.1%	0.8%	0.3%	28.9%	2.8%	66.1%	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 655,227 (R$ 914,855 at 09/30/2004).

(2) All securities are nominative and cannot be sold.

e) Derivative financial instruments

	09/30/2005										09/30/2004
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Optium premiums	307,804	282,717	590,521	20.1	258,951	56,281	168,154	106,512	623	-	94,398
Term operations	204,099	(120)	203,979	6.9	114,478	76,030	8,234	5,237	-	-	88,461
Swaps - difference receivable	1,772,866	92,345	1,865,211	63.4	144,649	589,293	272,247	274,813	274,227	309,982	1,002,138
Others [1]	261,987	21,941	283,928	9.6	30,159	54,418	76,225	52,391	48,822	21,913	133,787
Total 09/30/2005	**2,546,756**	**396,883**	**2,943,639**	**100.0**	**548,237**	**776,022**	**524,860**	**438,953**	**323,672**	**331,895**	**1,318,784**
% per maturity term					**18.6%**	**26.4%**	**17.8%**	**14.9%**	**11.0%**	**11.3%**	
Total 09/30/2004	**1,334,837**	**(16,053)**	**1,318,784**		**352,623**	**215,442**	**199,712**	**213,298**	**189,241**	**148,468**	
% per maturity term					**26.8%**	**16.3%**	**15.1%**	**16.2%**	**14.3%**	**11.3%**	
LIABILITIES											
Option premiums	(286,900)	(245,701)	(532,601)	28.3	(56,770)	(284,432)	(129,232)	(58,818)	(3,349)	-	(115,910)
Swaps - difference payable	(1,053,568)	(113,715)	(1,167,283)	62.0	(169,759)	(392,136)	(78,151)	(171,974)	(223,483)	(131,780)	(541,100)
Others [1]	(172,157)	(12,001)	(184,158)	9.7	(12,191)	(50,883)	(21,592)	(34,611)	(55,676)	(9,205)	(129,385)
Total 09/30/2005	**(1,512,625)**	**(371,417)**	**(1,884,042)**	**100.0**	**(238,720)**	**(727,451)**	**(228,975)**	**(265,403)**	**(282,508)**	**(140,985)**	**(786,395)**
% per maturity term					**12.6%**	**38.6%**	**12.2%**	**14.1%**	**15.0%**	**7.5%**	
Total 09/30/2004	**(847,858)**	**61,463**	**(786,395)**		**(231,461)**	**(182,511)**	**(130,155)**	**(124,113)**	**(70,887)**	**(47,268)**	
% per maturity term					**29.4%**	**23.2%**	**16.6%**	**15.8%**	**9.0%**	**6.0%**	

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING and its subsidiaries are intensively operating in the derivative markets, either in complying with the growing clients' needs, or in the performance of their own risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

- Hedge - to perform hedges of the structural portfolio, arising from commercial bank operations;
- Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING at September 30, 2005 were related to the foreign exchange rate, interest rate, U.S. dollar coupon, Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation of risk and return, even under high volatility situations.

Under normal conditions, quoted market prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

- Futures and Forward Contracts: quoted market prices on the exchanges;
- Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or quoted market prices of the public securities for Brazilian transactions, and on the international quoted prices for transactions carried out abroad;
- Options: statistical models that consider the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as the Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

	OFF-BALANCE SHEET ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE / (RECEIVED) (PAYABLE) / PAID	ADJUSTMENT TO MARKET VALUE	MARKET VALUE	
	09/30/2005	09/30/2004	09/30/2005	09/30/2005	09/30/2005	09/30/2004
Futures contracts	**91,291,852**	**95,255,995**	**(23,388)**	**-**	**(23,388)**	**(20,552)**
Purchase commitments	**37,889,371**	**54,089,612**	**19,452**	**-**	**19,452**	**6,004**
Foreign currency	4,448,014	4,386,671	4,321	-	4,321	2,596
Interbank market	28,225,659	2,451,371	(716)	-	(716)	(333)
Fixed rates	40,258	116,889	25	-	25	(30)
Indices	4,731,510	3,321,720	14,840	-	14,840	228
Other	443,930	43,812,961	982	-	982	3,543
Commitments to sell	**53,402,481**	**41,166,383**	**(42,840)**	**-**	**(42,840)**	**(26,556)**
Foreign currency	8,435,939	7,121,099	(19,567)	-	(19,567)	(10,450)
Interbank market	29,076,233	9,949,442	4,781	-	4,781	428
Fixed rates	85,604	302,343	(53)	-	(53)	(45)
Indices	14,513,492	7,811,211	(27,314)	-	(27,314)	(4,780)
Shares	30,041	-	(294)	-	(294)	-
Other	1,261,172	15,982,288	(393)	-	(393)	(11,709)
Swap contracts			**719,298**	**(21,370)**	**697,928**	**461,038**
Asset position	**29,361,832**	**31,415,442**	**1,772,866**	**92,345**	**1,865,211**	**1,002,138**
Foreign currency	5,659,703	7,047,447	10,770	1,094	11,864	147,164
Interbank market	13,051,516	12,125,708	1,573,598	64,926	1,638,524	534,609
Fixed rates	3,314,320	5,638,348	181,008	(9,352)	171,656	195,330
Indices	7,169,069	6,579,069	5,386	35,236	40,622	123,280
Other	167,224	24,870	2,104	441	2,545	1,755
Liability position	**28,642,534**	**30,990,662**	**(1,053,568)**	**(113,715)**	**(1,167,283)**	**(541,100)**
Foreign currency	8,699,542	10,446,882	(52,732)	11,746	(40,986)	(40,574)
Interbank market	10,775,364	12,225,130	(863,400)	(51,381)	(914,781)	(245,415)
Fixed rates	3,246,542	2,943,915	(106,019)	(65,337)	(171,356)	(85,107)
Indices	5,727,067	5,157,793	(5,624)	(8,719)	(14,343)	(169,272)
Other	194,019	216,942	(25,793)	(24)	(25,817)	(732)
Option contracts	**30,465,278**	**65,496,723**	**20,904**	**37,016**	**57,920**	**(21,512)**
Purchase commitments -purchased position	**11,938,274**	**42,275,721**	**170,561**	**(56,155)**	**114,406**	**73,355**
Foreign currency	9,866,496	9,882,530	125,602	(107,640)	17,962	43,968
Interbank market	10	54	20	(19)	1	149
Indices	194,563	3,443,745	1,938	1,676	3,614	2,425
Shares	550,754	81,106	39,869	49,888	89,757	572
Other	1,326,451	28,868,286	3,132	(60)	3,072	26,241
Commitments to sell - purchased position	**4,912,001**	**2,197,008**	**137,243**	**338,872**	**476,115**	**21,043**
Foreign currency	3,557,935	1,460,837	118,330	296,265	414,595	19,207
Interbank market	90	-	579	(219)	360	-
Indices	66,666	189	560	521	1,081	57
Shares	703,275	73,600	6,304	50,781	57,085	8
Other	584,035	662,382	11,470	(8,476)	2,994	1,771
Purchase position - sold position	**7,946,531**	**18,446,738**	**(127,400)**	**(79,430)**	**(206,830)**	**(72,533)**
Foreign currency	6,272,190	9,602,883	(126,207)	(78,308)	(204,515)	(45,211)
Interbank market	175	-	(385)	216	(169)	-
Indices	-	7,921,962	-	-	-	(17,054)
Shares	87,800	191,116	(506)	(1,413)	(1,919)	(2,680)
Other	1,586,366	730,777	(302)	75	(227)	(7,588)
Commitments to sell - sold position	**5,668,472**	**2,577,256**	**(159,500)**	**(166,271)**	**(325,771)**	**(43,377)**
Foreign currency	4,401,786	2,151,218	(113,412)	(201,888)	(315,300)	(40,650)
Indices	133,332	862	(560)	(716)	(1,276)	(2,044)
Shares	488,271	960	(36,324)	29,932	(6,392)	(20)
Other	645,083	424,216	(9,204)	6,401	(2,803)	(663)
Forward - sales receivable - Shares			**204,099**	**(120)**	**203,979**	**88,461**
Other derivative financial instruments [1]	**9,990,989**	**4,961,435**	**89,830**	**9,940**	**99,770**	**4,402**
Asset position	6,284,944	2,311,626	261,987	21,941	283,928	133,787
Liability position	3,706,045	2,649,809	(172,157)	(12,001)	(184,158)	(129,385)
		ASSETS	**2,546,756**	**396,883**	**2,943,639**	**1,318,784**
		LIABILITIES	**(1,512,625)**	**(371,417)**	**(1,884,042)**	**(786,395)**
		TOTAL	**1,034,131**	**25,466**	**1,059,597**	**532,389**

Derivative contracts mature as follows (in days) :						
Clearing	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**09/30/2005**	**09/30/2004**
Futures	16,991,178	38,400,105	23,172,057	12,728,512	91,291,852	95,255,995
Swaps	3,757,159	12,482,376	4,639,861	6,709,570	27,588,966	30,486,906
Options	10,650,431	15,580,461	2,253,905	1,980,481	30,465,278	65,496,723
Other	1,796,090	3,689,771	1,145,877	3,359,251	9,990,989	4,961,435

(1) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

f) Changes in adjustment to market value for the period

	01/01 to 09/30/2005	01/01 to 09/30/2004
Opening balance	**356,238**	**403,484**
Adjustments with impacts on:		
Net income	27,855	(273,869)
Stockholders' equity	(277,562)	(80,603)
Write-offs due to permanent losses	19,566	130,045
Closing balance	**126,097**	**179,057**
Adjustment to market value	526,097	779,057
Trading securities	44,878	55,817
Securities available for sale	455,753	677,830
Derivative financial instruments (assets and liabilities)	25,466	45,410
Additional provision (*)	(400,000)	(600,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

For a better understanding, the following table shows the change in the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

	09/30/2005	09/30/2004
Additional provision	400,000	600,000
Adjustment to securities available for sale - Stockholders' equity	455,753	677,830
Adjustment to securities held to maturity (*)	181,913	278,694
Total unrealized gain	**1,037,666**	**1,556,524**

(*) At 09/30/2005 includes the amount of R$ 16,328 (R$ 96,259 at 09/30/2004) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

g) Realized gain of securities portfolio

	01/01 to 09/30/2005	01/01 to 09/30/2004
Gain (loss) – trading securities and derivative financial instruments	68,912	(104,140)
Gain (loss) – securities available for sale	103,940	160,241
Total of realized gain	**172,852**	**56,101**
Adjustment to market value with impact on net income	27,855	(273,869)
Total	**200,707**	**(217,768)**

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I- By type of operations and risk level

Risk levels	AA	A	B	C	D	E	F	G	H	09/30/2005 Total	09/30/2004 Total
Loan operations	9,345,873	15,544,974	9,526,120	2,340,819	1,357,117	1,284,750	1,125,517	261,938	477,621	41,264,729	36,725,974
Loans and discounted trade receivables	4,471,899	7,594,033	7,300,559	1,666,581	1,187,220	1,004,281	1,027,386	214,602	297,456	24,764,017	20,543,149
Financing	3,667,485	6,244,165	1,594,551	436,170	85,365	38,381	46,755	17,965	87,816	12,218,653	11,516,333
Farming and agribusiness industries	1,164,995	563,334	440,702	51,907	13,844	205,663	1,496	69	4,840	2,446,850	2,750,080
Real estate financing	41,494	1,143,442	190,308	186,161	70,688	36,425	49,880	29,302	87,509	1,835,209	1,916,412
Leasing operations	280,836	5,405,350	818,476	254,818	68,878	17,490	16,925	11,272	73,451	6,947,496	2,830,315
Credit card operations	-	3,391,903	1,502,463	283,488	366,355	174,543	118,707	66,512	60,927	5,964,898	3,463,688
Other receivables (2)	6,876	23,270	59,709	5,232	6,742	819	273	296	9,778	112,995	144,422
Advances on exchange contracts (1)	276,699	398,125	495,027	92,559	13,246	2,437	2,470	1,306	711	1,282,580	1,645,779
Total operations with characteristics of credit assignment	9,910,284	24,763,622	12,401,795	2,976,916	1,812,338	1,480,039	1,263,892	341,324	622,488	55,572,698	44,810,178
Endorsements and sureties (3)										6,043,576	6,249,315
Total with endorsements and sureties	9,910,284	24,763,622	12,401,795	2,976,916	1,812,338	1,480,039	1,263,892	341,324	622,488	61,616,274	51,059,493
Total - 09/30/2004	5,832,797	19,949,615	12,465,202	2,041,529	1,918,414	886,208	778,542	145,627	792,244	44,810,178	

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(3) Recorded in Memorandum Accounts.

II- By maturity and risk level

	09/30/2005										09/30/2004
	AA	A	B	C	D	E	F	G	H	Total	Total
					ABNORMAL SITUATION (1) (2)						
Falling due installments	**-**	**-**	**557,209**	**378,625**	**237,026**	**258,678**	**328,067**	**123,600**	**154,341**	**2,037,546**	**1,375,399**
01 to 30	-	-	26,178	23,327	18,214	20,392	24,246	8,539	9,797	130,693	87,270
31 to 60	-	-	21,325	16,848	13,517	15,139	18,192	7,444	8,222	100,687	67,366
61 to 90	-	-	21,325	17,317	13,321	14,599	17,895	7,413	7,905	99,775	67,018
91 to 180	-	-	62,258	49,309	36,673	40,322	49,169	20,007	20,561	278,299	194,977
181 to 365	-	-	110,315	84,618	54,391	59,127	74,524	29,160	35,497	447,632	291,035
Over 365	-	-	315,808	187,206	100,910	109,099	144,041	51,037	72,359	980,460	667,733
Overdue installments	**-**	**-**	**126,754**	**156,690**	**284,675**	**230,268**	**257,405**	**183,768**	**323,069**	**1,562,629**	**1,214,693**
01 to 14	-	-	3,051	11,235	6,129	5,991	8,208	3,238	3,473	41,325	27,189
15 to 30	-	-	123,703	32,236	89,181	39,603	30,731	7,087	9,871	332,412	224,490
31 to 60	-	-	-	113,219	84,467	47,114	40,648	12,032	15,126	312,606	200,248
61 to 90	-	-	-	-	104,898	37,694	34,399	15,275	14,538	206,804	188,538
91 to 180	-	-	-	-	-	99,866	143,419	146,136	66,454	455,875	229,582
181 to 365	-	-	-	-	-	-	-	-	193,552	193,552	273,594
Over 365	-	-	-	-	-	-	-	-	20,055	20,055	71,052
SUBTOTAL	**-**	**-**	**683,963**	**535,315**	**521,701**	**488,946**	**585,472**	**307,368**	**477,410**	**3,600,175**	**2,590,092**
SPECIFIC ALLOWANCE	**-**	**-**	**(6,840)**	**(16,059)**	**(52,170)**	**(146,684)**	**(292,736)**	**(215,158)**	**(477,410)**	**(1,207,057)**	**(1,066,200)**
SUBTOTAL 09/30/2004	**-**	**-**	**349,758**	**282,137**	**601,005**	**233,183**	**322,255**	**128,995**	**672,759**	**2,590,092**	
					NORMAL SITUATION						
Falling due installments	**9,896,586**	**24,646,119**	**11,570,760**	**2,387,778**	**1,234,686**	**964,771**	**664,746**	**32,823**	**140,467**	**51,538,736**	**41,857,946**
01 to 30	1,489,373	5,751,573	3,812,538	853,979	537,237	166,183	83,184	7,650	35,505	12,737,222	10,322,289
31 to 60	1,078,849	1,570,922	1,400,487	364,023	89,950	52,029	30,673	1,567	9,036	4,597,536	3,433,525
61 to 90	828,831	1,320,609	1,142,817	276,464	80,911	49,232	31,131	1,424	5,948	3,737,367	3,074,883
91 to 180	600,219	2,782,877	1,469,539	265,148	127,904	110,541	76,494	4,703	11,733	5,449,158	4,863,978
181 to 365	1,959,674	3,733,768	1,490,221	247,920	156,818	148,818	120,286	5,594	27,056	7,890,155	7,128,845
Over 365	3,939,640	9,486,370	2,255,158	380,244	241,866	437,968	322,978	11,885	51,189	17,127,298	13,034,426
Overdue up to 14 days	**13,698**	**117,503**	**147,072**	**53,823**	**55,951**	**26,322**	**13,674**	**1,133**	**4,611**	**433,787**	**362,140**
SUBTOTAL	**9,910,284**	**24,763,622**	**11,717,832**	**2,441,601**	**1,290,637**	**991,093**	**678,420**	**33,956**	**145,078**	**51,972,523**	**42,220,086**
GENERIC ALLOWANCE	**-**	**(123,818)**	**(117,178)**	**(73,248)**	**(129,063)**	**(297,327)**	**(339,210)**	**(23,769)**	**(145,078)**	**(1,248,691)**	**(960,603)**
SUBTOTAL 09/30/2004	**5,832,797**	**19,949,615**	**12,115,444**	**1,759,392**	**1,317,409**	**653,025**	**456,287**	**16,632**	**119,485**	**42,220,086**	
SUBTOTAL	**9,910,284**	**24,763,622**	**12,401,795**	**2,976,916**	**1,812,338**	**1,480,039**	**1,263,892**	**341,324**	**622,488**	**55,572,698**	**44,810,178**
EXISTING ALLOWANCE	**-**	**(123,818)**	**(124,018)**	**(276,146)**	**(543,520)**	**(739,871)**	**(884,598)**	**(341,289)**	**(622,488)**	**(3,655,748)**	**(3,026,803)**
Minimum required allowance (3)	-	(123,818)	(124,018)	(89,307)	(181,234)	(444,011)	(631,946)	(238,926)	(622,488)	(2,455,748)	(2,026,803)
Additional allowance (4)	-	-	-	(186,839)	(362,286)	(295,860)	(252,652)	(102,363)	-	(1,200,000)	(1,000,000)
TOTAL 09/30/2004	**5,832,797**	**19,949,615**	**12,465,202**	**2,041,529**	**1,918,414**	**886,208**	**778,542**	**145,627**	**792,244**	**44,810,178**	
EXISTING ALLOWANCE 09/30/2004	**-**	**(164,901)**	**(317,842)**	**(161,491)**	**(485,305)**	**(424,373)**	**(535,028)**	**(145,619)**	**(792,244)**	**(3,026,803)**	
Minimum required allowance (3)	-	(99,748)	(124,652)	(61,246)	(191,841)	(265,862)	(389,271)	(101,939)	(792,244)	(2,026,803)	
Additional allowance (4)	-	(65,153)	(193,190)	(100,245)	(293,464)	(158,511)	(145,757)	(43,680)	-	(1,000,000)	

(1) For the credits with installments overdue for more than 14 days or involving bankrupt companies, or in bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 1,823,952 (R$ 1,439,982 at 09/30/2004).

(3) The policy of not using the classification of level "AA" for micro, small and medium companies, and also for individuals, was maintained. As a consequence, all loans operations with clients classified in this segment are subjected to the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

III- By business sector

	09/30/2005	%	09/30/2004	%
PUBLIC SECTOR	**1,328,888**	**2.4**	**1,265,277**	**2.8**
Chemical and Petrochemical	243,067	0.4	376,608	0.8
Generation and distribution of electric energy	961,713	1.7	787,379	1.8
Other	124,108	0.2	101,290	0.2
PRIVATE SECTOR	**54,243,810**	**97.6**	**43,544,901**	**97.2**
CORPORATIONS	**26,885,959**	**48.4**	**26,313,993**	**58.7**
INDUSTRY	**11,452,367**	**20.6**	**12,808,588**	**28.6**
Food and beverages	1,893,719	3.4	2,227,683	5.0
Steel and metallurgy	1,417,276	2.6	1,330,521	3.0
Chemical and petrochemical	1,631,326	2.9	1,893,386	4.2
Electrical and electronic	597,644	1.1	747,466	1.7
Paper and pulp	533,676	1.0	921,520	2.1
Light and heavy vehicles	737,746	1.3	412,876	0.9
Textile and clothing	709,669	1.3	579,832	1.3
Mechanics	398,065	0.7	298,035	0.7
Tobacco	414,318	0.7	597,415	1.3
Fertilizers, insecticides and crop protection	616,152	1.1	1,019,273	2.3
Autoparts and accessories	461,096	0.8	473,563	1.1
Construction material	653,096	1.2	716,919	1.6
Pharmaceuticals	84,257	0.2	112,857	0.3
Wood and furniture	500,433	0.9	595,664	1.3
Tractors and agribusiness machinery	94,085	0.2	227,910	0.5
Other	709,809	1.3	653,668	1.5
COMMERCE	**3,985,171**	**7.2**	**2,977,151**	**6.6**
Retail	3,221,332	5.8	2,345,556	5.2
Wholesale	552,109	1.0	425,682	0.9
Other	211,730	0.4	205,913	0.5
SERVICES	**8,485,518**	**15.3**	**7,895,148**	**17.6**
Telecommunications	1,244,659	2.2	1,540,719	3.4
Electrical energy generation and distribution	1,925,890	3.5	1,969,004	4.4
Financial	712,152	1.3	949,335	2.1
Service companies	1,360,891	2.4	1,142,258	2.5
Contractors and real estate agents	668,664	1.2	468,012	1.0
Real estate financing (company)	245,469	0.4	102,740	0.2
Public services concessionaires	401,749	0.7	365,788	0.8
Transportation	639,575	1.2	387,974	0.9
Communications	32,416	0.1	13,870	0.0
Other	1,254,053	2.3	955,448	2.1
PRIMARY SECTOR	**2,560,704**	**4.6**	**2,302,870**	**5.1**
Mining	321,588	0.6	373,268	0.8
Farming and live stock	2,204,917	4.0	1,883,929	4.2
Other	34,199	0.1	45,673	0.1
OTHER	**402,199**	**0.7**	**333,236**	**0.7**
INDIVIDUALS	**27,357,851**	**49.2**	**17,227,908**	**38.4**
Credit cards	5,925,894	10.7	3,463,688	7.7
Real estate financing	1,589,740	2.9	1,813,671	4.0
Consumer loans/vehicles/overdraft	19,842,217	35.7	11,950,549	26.7
TOTAL	**55,572,698**	**100.0**	**44,810,178**	**100.0**

b) Credit Concentration

Loan, leasing and other credit operations (*)	09/30/2005		09/30/2004	
	Risk	% of total	Risk	% of total
Largest debtor	855,864	1.4	688,710	1.3
20 largest debtors	6,405,924	10.4	7,644,142	15.0
50 largest debtors	11,070,416	17.9	12,703,327	24.9
100 largest debtors	15,229,180	24.7	17,121,102	33.5

Loan, leasing and other credit operations and securities of companies and financial institutions (*)	09/30/2005		09/30/2004	
	Risk	% of total	Risk	% of total
Largest debtor	1,159,565	1.6	1,149,082	1.8
20 largest debtors	10,689,281	14.6	12,672,932	20.3
50 largest debtors	17,533,694	24.0	19,765,974	31.7
100 largest debtors	23,360,923	31.9	25,843,347	41.5

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 09/30/2005	01/01 to 09/30/2004
Opening balance	(3,053,555)	(3,162,967)
Balance from institutions acquired	-	(3,480)
Net increase for the period	(2,496,437)	(1,147,676)
Write-Offs (1)	1,894,244	1,287,320
Closing balance	(3,655,748)	(3,026,803)
Specific allowance (2)	(1,207,057)	(1,066,200)
Generic allowance (3)	(1,248,691)	(960,603)
Additional allowance (4)	(1,200,000)	(1,000,000)

(1) Including additional write-offs to the allowance for loan losses, for credits that management considers as recoverable in the long-term.

(2) For credits with installments past due over 14 days or involving bankrupt companies or in bankruptcy process.

(3) For credits not covered by the previous item due to the classification of the client or credit.

(4) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 212,276 (R$ 203,506 at 09/30/2004), as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais), could be determined based only on the overdue amounts.

At September 30, 2005, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.6% (6.8% at 09/30/2004).

d) Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 09/30/2005	01/01 to 09/30/2004
Net increase for the period	(2,496,437)	(1,147,676)
Recoveries	643,193	487,121
Renegotiation	268,592	115,297
Receipt	374,601	371,824
Result of allowance for loan losses	**(1,853,244)**	**(660,555)**

II- Renegotiated Credits

	09/30/2005	09/30/2004
Renegotiated credits	1,288,613	914,957
Allowance for loan losses	(533,591)	(391,738)
(%)	41.4	42.8

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	09/30/2005	09/30/2004
ASSETS - OTHER RECEIVABLES	**8,471,178**	**14,375,443**
Exchange purchase pending settlement - foreign currency (*)	3,568,332	7,040,961
Foreign currency bills exchange and term document - foreign currency	5,001	81
Exchange sale rights - local currency	5,155,368	7,500,655
(-) Advances received - local currency	(257,523)	(166,254)
LIABILITIES - OTHER LIABILITIES	**8,831,229**	**14,642,895**
Exchange sales pending settlement - foreign currency	4,117,828	7,393,375
Exchange purchase liabilities - local currency (*)	4,711,049	7,244,241
Other	2,352	5,279
MEMORANDUM ACCOUNTS	**77,911**	**114,313**
Outstanding import credits - foreign currency	53,113	93,851
Confirmed export credits - foreign currency	24,798	20,462

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7 aI).

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	09/30/2005						09/30/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	33,519,373	5,295,356	2,408,729	3,264,521	44,487,979	53.0	37,590,378	45.8
Money market	6,590,239	1,401,910	2,158,123	10,282,823	20,433,095	24.3	21,928,611	26.8
Funds from acceptance and issuance of securities	75,579	279,723	447,271	3,950,323	4,752,896	5.7	4,267,777	5.2
Borrowings and onlendings	506,188	2,010,057	1,603,060	4,471,102	8,590,407	10.2	11,268,725	13.8
Securitization of foreign payment orders	-	12,720	73,333	1,118,553	1,204,606	1.5	2,032,131	2.5
Subordinated debts	-	59,357	130	4,389,384	4,448,871	5.3	4,834,829	5.9
TOTAL	**40,691,379**	**9,059,123**	**6,690,646**	**27,476,706**	**83,917,854**		**81,922,451**	
% per maturity date	48.5	10.8	8.0	32.7				
TOTAL - 09/30/2004	**44,257,041**	**11,844,729**	**6,016,849**	**19,803,832**	**81,922,451**			
% per maturity date	54.0	14.5	7.3	24.2				

b) Deposits

	09/30/2005						09/30/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	9,978,022	-	-	-	9,978,022	22.4	9,722,725	25.8
Savings deposits	18,563,979	-	-	-	18,563,979	41.7	18,223,958	48.5
Interbank deposits	644,323	107,665	120,661	65,661	938,310	2.1	620,869	1.7
Time deposits	4,037,306	5,187,691	2,288,068	3,198,860	14,711,925	33.1	9,022,826	24.0
Other deposits	295,743	-	-	-	295,743	0.7	-	0.0
TOTAL	**33,519,373**	**5,295,356**	**2,408,729**	**3,264,521**	**44,487,979**		**37,590,378**	
% per maturity date	75.4	11.9	5.4	7.3				
TOTAL - 09/30/2004	**33,492,654**	**1,987,143**	**924,899**	**1,185,682**	**37,590,378**			
% per maturity date	89.0	5.3	2.5	3.2				

c) Money market

	09/30/2005						09/30/2004	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	2,529,332	1,401,910	2,158,123	10,282,823	16,372,188	80.1	9,559,128	43.6
Public securities	70,794	10,826	247	-	81,867	0.4	660,206	3.0
Private securities	-	89,146	-	-	89,146	0.4	81,273	0.4
Own issue	1,105,371	1,202,293	2,156,130	10,037,135	14,500,929	71.0	8,045,216	36.7
Foreign	1,353,167	99,645	1,746	245,688	1,700,246	8.3	772,433	3.5
Third-party portfolio	3,672,649	-	-	-	3,672,649	18.0	6,270,104	28.6
Free portfolio	388,258	-	-	-	388,258	1.9	6,099,379	27.8
Pending repurchases	299,999	-	-	-	299,999	1.5	6,099,379	27.8
Payables on purchase and sale commitments	88,259	-	-	-	88,259	0.4	-	-
TOTAL	6,590,239	1,401,910	2,158,123	10,282,823	20,433,095		21,928,611	
% per maturity date	32.2	6.9	10.6	50.3				
TOTAL - 09/30/2004	9,966,161	6,305,252	1,058,178	4,599,020	21,928,611			
% per maturity date	45.4	28.8	4.8	21.0				

d) Funds from acceptances and issuance of securities

	09/30/2005						09/30/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE NOTES	-	-	-	-	-	-	41,057	0.9
DEBENTURES	-	42,934	-	1,350,000	1,392,934	29.3	844,818	19.7
FOREIGN BORROWING IN SECURITIES	75,579	236,789	447,271	2,600,323	3,359,962	70.7	3,381,902	79.4
Trade Related - Issued overseas - Bankers Acceptance	-	-	-	-	-	-	28,530	0.7
Non-Trade Related	75,579	236,789	447,271	2,600,323	3,359,962	70.7	3,353,372	78.7
Issued in Brazil - Fixed Rate Notes	2,549	10,932	1,888	444,966	460,335	9.7	331,304	7.8
Issued overseas	73,030	225,857	445,383	2,155,357	2,899,627	61.0	3,022,068	70.9
Brazil Risk Note Programme	20,933	188,234	41,202	588,815	839,184	17.7	288,647	6.8
Euro CD	16,910	3,814	290	-	21,014	0.4	66,620	1.6
Euro Medium Term Note Programme	-	294	-	15,555	15,849	0.3	391,898	9.2
Euronotes	-	2,010	-	251,359	253,369	5.3	572,574	13.4
Fixed Rate Notes	35,187	27,974	403,891	1,299,628	1,766,680	37.2	1,667,074	39.1
Others	-	3,531	-	-	3,531	0.1	35,255	0.8
TOTAL	75,579	279,723	447,271	3,950,323	4,752,896		4,267,777	
% per maturity date	1.6	5.9	9.4	83.1				
TOTAL - 09/30/2004	48,850	512,234	1,163,470	2,543,223	4,267,777			
% per maturity date	1.1	12.0	27.3	59.6				

e) Borrowings and onlendings

	09/30/2005						09/30/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**410,342**	**1,491,010**	**1,046,865**	**1,441,950**	**4,390,167**	**51.1**	**6,866,391**	**60.9**
Local	113,400	121,406	39	5,709	240,554	2.8	185,868	1.6
Foreign (*)	296,942	1,369,604	1,046,826	1,436,241	4,149,613	48.3	6,680,523	59.3
ONLENDINGS	**95,846**	**519,047**	**556,195**	**3,029,152**	**4,200,240**	**48.9**	**4,402,334**	**39.1**
Local onlendings - official institutions	**95,846**	**495,769**	**556,195**	**2,806,712**	**3,954,522**	**46.0**	**4,324,907**	**38.4**
BNDES	64,690	270,754	321,356	1,846,710	2,503,510	29.1	2,881,875	25.6
FINAME	30,466	174,433	232,314	927,679	1,364,892	15.9	1,255,851	11.1
Others	690	50,582	2,525	32,323	86,120	1.0	187,181	1.7
Foreign onlendings	-	1,926	-	222,440	224,366	2.7	-	-
Interbank	-	21,352	-	-	21,352	0.2	77,427	0.7
TOTAL	**506,188**	**2,010,057**	**1,603,060**	**4,471,102**	**8,590,407**		**11,268,725**	
% per maturity date	6.0	23.3	18.7	52.0				
TOTAL - 09/30/2004	749,376	2,712,256	2,594,860	5,212,233	11,268,725			
% per maturity date	6.6	24.1	23.0	46.3				

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

f) Securitization of Foreign Payment Orders

Funds obtained abroad through sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	09/30/2005			
	31-180	181-365	Over 365	Total
Securitization of foreign payment orders	**12,720**	**73,333**	**1,118,553**	**1,204,606**
% per maturity date	1.1	6.0	92.9	
TOTAL - 09/30/2004	**275,717**	**275,368**	**1,481,046**	**2,032,131**
% per maturity date	13.5	13.6	72.9	

g) Subordinated debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837 of 05/30/2001, are as follows:

	09/30/2005					09/30/2004	
	31-180	181-365	Over 365	Total	%	Total	%
CDB (1)	45,572	-	1,911,164	1,956,736	44.0	1,782,040	36.9
Debentures (2)	4,664	-	600,000	604,664	13.6	602,798	12.5
Euronotes (3)	9,121	-	1,004,735	1,013,856	22.8	1,326,282	27.4
Redeemable preferred shares (4)	-	130	873,485	873,615	19.6	1,123,709	23.2
TOTAL	**59,357**	**130**	**4,389,384**	**4,448,871**		**4,834,829**	
% per maturity date	1.3	0.0	98.7				
TOTAL - 09/30/2004	**52,127**	**74**	**4,782,628**	**4,834,829**			
% per maturity date	1.1	0.0	98.9				

(1) Bank Deposit Certificates:
- *issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.*

(2) Non-convertible debentures:
- *issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no planned amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a..*

(3) Euronotes:
- *issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a;*
- *issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;*
- *issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.*

(4) Redeemable preferred shares:
- *issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity date on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.*

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION

a) Composition of the Technical Provisions

	09/30/2005	09/30/2004
Insurance	**1,215,324**	**1,081,527**
Unearned premiums	672,933	588,539
Unsettled claims	331,202	328,588
IBNR	162,732	140,705
Premium deficiency - Health care (1)	9,233	-
Premium deficiency - Others	28,315	10,190
Mathematical reserve - benefits to be granted	8,159	11,767
Financial surplus	1,019	873
Unsettled benefits	866	865
Redemption and other unresolved amounts	865	-
Life insurance and pension plan	**11,169,229**	**7,954,353**
Unearned premiums	226,346	201,669
Unsettled claims	35,954	34,403
IBNR	41,767	43,273
Mathematical reserve - benefits to be granted	10,396,531	7,333,902
Mathematical reserve - benefits granted	87,726	67,650
Financial surplus	219,463	159,970
Financial fluctuation	83,294	80,606
Risk fluctuation	17,337	9,227
Insufficient contribution (2)	41,059	12,212
Redemption and other unresolved amounts	10,503	9,029
Premium deficiency	6,939	784
Unexpired risks	1,328	1,237
Unsettled benefits	955	391
Administrative	27	-
Capitalization	**1,101,076**	**1,011,748**
Mathematical reserve for redemptions	1,009,560	912,868
Contingencies	78,381	83,271
Prizes	13,135	15,609
TOTAL	**13,485,629**	**10,047,628**

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with US accounting standards, the provision was conservatively estimated and supplemented by R$ 549,000 in the financial statements filed with the SEC (Securities and Exchange Commissionn), enough to cover eventual deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of the health care plans, approval was requested from ANS (National Health Agency) for price adjustments, for which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

Existing accounting differences between the local and US accounting practices are substantially compensated for purposes of covering the estimated values.

(2) Recorded based on actuarial evaluation in a sufficient amount for the settlement of obligations.

b) Guarantor Resources of Technical Provision - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004
Short-term interbank deposits - Money market	49,936	75,506	45,071	44,747	153,023	182,855	248,030	303,108
Securities and derivative financial instruments	935,503	734,389	10,962,764	7,758,534	964,690	850,157	12,862,957	9,343,080
PGBL/VGBL fund quotas (1)	-	-	9,181,797	6,117,892	-	-	9,181,797	6,117,892
Other securities	935,503	734,389	1,780,967	1,640,642	964,690	850,157	3,681,160	3,225,188
Public	231,309	177,664	797,092	894,901	116,285	105,285	1,144,686	1,177,850
Private	704,194	556,725	983,875	745,741	848,405	744,872	2,536,474	2,047,338
Credit rights (2)	248,468	240,438	180,389	164,072	-	-	428,857	404,510
Properties	-	41,337	-	-	-	-	-	41,337
TOTAL	**1,233,907**	**1,091,670**	**11,188,224**	**7,967,353**	**1,117,713**	**1,033,012**	**13,539,844**	**10,092,035**

(1) PGBL and VGBL pension plan portfolio, of which the ownership and embedded risks are retained by the customers; are recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.
(2) Recorded under Other receivables - Insurance premiums receivable.

c) Result of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 09/30/2005	01/01 to 09/30/2004	01/01 to 09/30/2005	01/01 to 09/30/2004	01/01 to 09/30/2005	01/01 to 09/30/2004	01/01 to 09/30/2005	01/01 to 09/30/2004
Premiums and contributions	1,382,872	1,237,330	2,785,232	2,688,016	601,040	622,169	4,769,144	4,547,515
Changes in technical provisions	(68,836)	(68,475)	(1,290,069)	(1,570,365)	(473,182)	(475,157)	(1,832,087)	(2,113,997)
Expenses with claims	(848,313)	(754,246)	(88,303)	(76,041)	-	-	(936,616)	(830,287)
Selling expenses	(265,307)	(208,607)	(19,776)	(16,320)	-	-	(285,083)	(224,927)
Expenses with benefits and redemptions	-	-	(1,168,802)	(836,881)	-	-	(1,168,802)	(836,881)
Other income and expenses	41,666	53,607	(4,370)	(4,775)	(3,194)	-	34,102	48,832
Result of Insurance, Life Insurance and Pension Plan and Capitalization	**242,082**	**259,609**	**213,912**	**183,634**	**124,664**	**147,012**	**580,658**	**590,255**

NOTE 11 – PROVISIONS AND CONTINGENT LIABILITIES

ITAÚ HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in the credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

	01/01 to 09/30/2005				01/01 to 09/30/2004
	Labor	Civil	Other	Total	Total
Opening balance	**1,042,625**	**727,597**	**233,991**	**2,004,213**	**1,787,584**
Foreign exchange differences	-	-	(10,073)	(10,073)	(2,152)
Net change reflected in Results (1)	228,588	263,015	16,848	508,451	492,229
Payments	(343,229)	(107,871)	(37,595)	(488,695)	(294,705)
Closing balance (2)	**927,984**	**882,741**	**203,171**	**2,013,896**	**1,982,956**
Escrow deposits at 09/30/2005 (3)	**519,064**	**199,771**	**-**	**718,835**	**648,483**

(1) Note 12d and 12g; (2) Note 12b; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related judicial escrow deposits are shown in Note 14d III and 14c.

Based on the opinion of their legal advisors, ITAÚ HOLDING and its subsidiaries are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

NOTE 12 - OTHER ACCOUNTS

a) Other Sundry Receivables

	09/30/05	09/30/04
Tax credits (1)	4,127,012	3,595,163
Social contribution to be offset (1)	1,164,835	1,311,054
Taxes and contributions to offset	585,467	748,453
Escrow deposits in guarantee for provisions for contingent liabilities	2,588,166	2,344,512
Tax and social security appeals (2)	1,869,331	1,696,029
Labor appeals (3)	519,064	508,991
Civil appeals (3)	199,771	139,492
Deposits in guarantee for foreign fund raising program	205,238	566,696
Sundry domestic debtors	302,504	279,317
Sundry foreign debtors	55,210	104,762
Options for tax incentives	70,550	54,898
Recoverable payments	116,616	61,246
Salary advances	71,419	64,479
Amounts receivable from related companies	41,027	34,549
Other	332,191	233,775
Total	**9,660,235**	**9,398,904**

(1) Note 14b I; (2) Note 14c I; (3) Note 11.

b) Other Sundry Liabilities

	09/30/05	09/30/04
Provisions for contingent liabilities (1)	2,013,896	1,982,956
Labor liabilities	927,984	1,069,844
Civil lawsuits	882,741	673,364
Other	203,171	239,748
Provision for personnel	549,674	430,669
Provision for sundry payments	602,995	465,182
Liabilities for official agreements and rendering of payment services	120,015	153,048
Sundry creditors - local	342,044	232,462
Sundry creditors - foreign	46,408	130,196
Agreement for rendering of services AOLA (2)	137,662	208,963
Liabilities for purchase of assets and rights	111,253	135,130
Related to insurance companies	170,884	189,724
Provision for corporate restructuring (3)	37,000	-
Provision to cover actuarial deficit (4)	26,948	27,670
Amounts payable to related companies	89,539	78,055
Creditors for resources to be released	32,422	21,486
Funds from consortia members	77,123	63,586
Other	8,696	8,117
Total	**4,366,559**	**4,127,244**

(1) Note 11; (2) Note 20; (3) Refers to provision for operation of the New Agreement for Credicard Management (Disclosed in Significant Event by ITAÚ HOLDING on 02/01/2005) (Note 13); (4) Note 19c;

c) Banking Services Fees

	01/01 to 09/30/2005	01/01 to 09/30/2004
Funds management	1,257,666	1,035,790
Funds management fees	1,216,190	979,457
Income from management of consortium	41,476	56,333
Current account services	1,053,831	903,501
Credit cards	1,365,378	790,958
Annual fees	332,288	258,034
Other services	1,033,090	532,924
Relationship with establishments	721,935	473,653
Services rendered by Orbitall	311,155	59,271
Credit operations and guarantees provided	887,845	649,200
Credit operations	821,144	571,606
Guarantees provided	66,701	77,594
Collection services	618,585	564,808
Collection fees	295,174	270,913
Collection services	173,739	148,383
Interbank charges (securities, checks and wire)	149,672	145,512
Other	432,499	421,973
Income from consultation to Serasa	129,573	103,471
Income from brokerage	87,766	65,345
Income from custody services and management of portfolio	47,377	30,093
Foreign exchange services	26,984	24,745
Other services	140,799	198,319
Total	**5,615,804**	**4,366,230**

d) Personnel expenses

	01/01 to 09/30//2005	01/01 to 09/30/2004
Remuneration	1,618,721	1,375,717
Charges	509,202	424,836
Social benefits	432,021	356,805
Training	41,076	33,241
Subtotal	**2,601,020**	**2,190,599**
Employee resignation and labor claims	322,396	219,099
Sole bonus	64,521	-
Total	**2,987,937**	**2,409,698**

e) Other administrative expenses

	01/01 to 09/30//2005	01/01 to 09/30/2004
Data processing and telecommunication	861,244	795,144
Depreciation and amortization	433,667	412,706
Facilities	466,300	397,536
Third-party services	604,185	464,802
Financial system services	264,076	238,753
Advertising, promotions and publications	252,847	202,234
Transportation	139,939	136,142
Materials	115,766	105,265
Security	100,623	94,972
Legal	54,000	43,161
Travel expenses	33,610	30,944
Other	165,762	149,373
Total	**3,492,019**	**3,071,032**

f) Other operating income

	01/01 to 09/30//2005	01/01 to 09/30//2004
Reversal of operating provisions	33,876	35,735
Equity result in subsidiaries, not derived from net income	11,805	25,089
Recovery of charges and expenses	67,433	56,810
Net exchange variation on assets and liabilities of overseas companies	34,233	13,272
Other	114,225	76,994
Total	**261,572**	**207,900**

g) Other operating expenses

	01/01 to 09/30/2005	01/01 to 09/30/2004
Provision for contingencies	332,170	447,953
Tax and social security	42,858	105,904
Civil claims (1)	263,015	272,369
Other	26,297	69,680
Sales - Credit cards	186,369	140,760
Claims	128,920	62,155
Other	116,574	236,908
Total	**764,033**	**887,776**

(1) Note 11.

NOTE 13 - EXTRAORDINARY RESULT

In order to allow the adequate analysis of the financial statements for the period, the following amounts were recorded in Extraordinary Result, net of the corresponding taxes:

Amortization of investments goodwill	**(160,245)**
Related to agreements and partnerships (Note 1)	(200,000)
BPI - SIC (Sociedade Independente de Comunicação S.A.)	39,755
Provision for corporate restructuring (2)	**(75,000)**
Tax effects	**43,500**
Total	**(191,745)**

(1) Note 1; (2) Refers to operating expenses to implement the New Agreement for Credicard Management (disclosed in Significant Event by ITAÚ HOLDING at 02/01/2005) and other corporate restructuring in the Group.

NOTE 14 - TAXES

a) Composition of expenses for taxes and contributions

I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on Operations for the Period	01/01 TO 09/30/2005	01/01 TO 09/30/2004
Income before income tax and social contribution	**6,249,896**	**4,644,977**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*), respectively	(2,124,965)	(1,579,292)
Increase/Decrease to Income Tax and Social Contribution charges arising from:		
Permanent (Inclusions) Exclusions	**124,889**	**516,289**
Investments in affiliates	(14,007)	11,784
Foreign exchange variation of overseas investments	(408,193)	148,439
Interest on own capital	451,474	294,859
Non-deductible provisions and other	95,615	61,207
Temporary (Inclusions) Exclusions	**(139,642)**	**(255,032)**
Allowance for loan losses	(365,359)	(9,156)
Excess (Insufficient) Depreciation	422,373	59,701
Adjustment to market value of trading securities and derivative financial instruments, and adjustments from futures markets	131,640	(20,297)
Interest on own capital	(147,187)	(126,448)
Civil, tax and other contingencies provisions	(181,109)	(158,832)
(Increase) Offset on tax losses/Negative social contribution basis	**10,990**	**37,566**
Expenses for Income Tax and Social Contribution	**(2,128,728)**	**(1,280,469)**
Related to Temporary Differences		
Increase (reversal) for the period	128,652	130,237
Prior periods increase (reversal)	17,969	(162,634)
Income (expenses) of deferred taxes	**146,621**	**(32,397)**
Total income tax and social contribution	**(1,982,107)**	**(1,312,866)**

II) Composition of tax expenses:

	01/01 to 09/30/2005	01/01 to 09/30/2004
PIS and COFINS	(977,363)	(727,613)
ISS	(201,505)	(135,892)
Tax on Bank Account Outflows	(206,571)	(113,284)
Other	(65,302)	(53,174)
Total (*)	**(1,450,741)**	**(1,029,963)**

(*) According to Note 4 l.

III) Tax Effects on Exchange Management of Overseas Investments

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21d.

Results of these transactions are computed in the calculation bases of taxes, according to their nature; the exchange variation of overseas investments, however, is not included in the tax calculation bases, pursuant to tax legislation in force.

For the period ended 09/30/2005, these transactions gave rise to positive tax results due to the appreciation of the Real in relation to the US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

b)Tax Credits

I) The tax credit balance, segregated based on its origin and disbursements incurred (income tax and social contribution), is represented as follows:

	PROVISIONS		TAX CREDITS				
	12/31/2004	09/30/2005	12/31/2004	Realization / Reversal	Set up	09/30/2005	09/30/2004
Related to tax losses and negative social contribution basis			644,906	(192,145)	242,394	695,155	743,016
Related to disbursed provisions			1,199,670	(486,185)	778,610	1,492,095	1,359,037
Allowance for loan losses			786,627	(434,718)	727,916	1,079,825	936,904
Allowance for real estate			41,150	(10,518)	1,120	31,752	46,036
Other			371,893	(40,949)	49,574	380,518	376,097
Related to non-disbursed provisions (2)	5,262,550	6,639,835	1,481,573	(412,585)	870,774	1,939,762	1,493,110
Related to the operation	3,862,550	5,039,835	1,153,433	(412,585)	800,713	1,541,561	1,181,504
Interest on own capital	415,707	848,606	134,151	(134,151)	281,337	281,337	169,398
Tax and social security contingencies	1,242,752	1,500,124	320,636	(3,457)	79,859	397,038	314,657
Labor contingencies	903,732	824,091	279,625	(116,663)	89,767	252,729	301,629
Civil Lawsuits	675,953	835,028	217,745	(42,758)	97,247	272,234	216,975
Other	624,406	1,031,986	201,276	(115,556)	252,503	338,223	178,845
Related to provisions in excess of the minimum required and not disbursed	1,400,000	1,600,000	328,140	-	70,061	398,201	311,606
Allowance for loan losses	1,000,000	1,200,000	328,140	-	70,061	398,201	311,606
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (1)	400,000	400,000	-	-	-	-	-
Total	5,262,550	6,639,835	3,326,149	(1,090,915)	1,891,778	4,127,012	3,595,163
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001			1,277,434	(112,599)	-	1,164,835	1,311,054

(1) Note 2b.
(2) From a financial point of view, rather than recording the provision of R$ 6,639,835 (R$ 5,262,550 at 12/31/2004) and Tax Credits of R$ 1,939,762 (R$ 1,481,573 at 12/31/2004), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 2,187,250 (R$ 1,844,576 at 12/31/2004).

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35 of 08/24/2001, existing at September 30, 2005, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

Realization Year	Tax Credits			Social Contribution to Offset
	Temporary Differences	Tax Loss and Negative Basis	TOTAL	
2005	896,192	19,943	916,135	-
2006	1,122,149	515,929	1,638,078	107,970
2007	582,287	159,283	741,570	223,987
2008	360,330	-	360,330	254,787
2009	135,294	-	135,294	279,537
after 2009	335,605	-	335,605	298,554
Total	3,431,857	695,155	4,127,012	1,164,835
Present Value (*)	2,995,040	512,471	3,507,511	929,869

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis not be used as indications of future net income.

III) Unrecorded tax credits amount to R$ 325,142 (R$ 427,464 at 09/30/2004).

c) Judicial Escrow Deposits for Interposition of Tax and Social Security Legal Processes

I) Change in Deposits for Interposition of Tax and Social Security Legal Processes

	01/01 to 09/30//2005
Opening balance	**1,404,357**
Appropriation of income	29,523
Change in the period	435,451
Deposited	567,619
Calculations	(127,952)
Conversion into income	(4,216)
Closing balance	**1,869,331**

II) Permanent Assets in the amount of R$ 386,928 represented basically by Property for own use, are pledged in guarantee of voluntary legal processes (article 32 of Law 10522/02).

d) Taxes and Social Security Contributions

I) The balance of Taxes and Social Security Contributions is represented as follows:

	09/30/2005	09/30/2004
Taxes and contributions on income payable	1,087,863	570,655
Taxes and contributions payable	317,524	334,729
Provision for deferred income tax and social contribution	1,100,582	427,335
Provision for tax and social security contingencies	2,789,886	2,309,227
Total	**5,295,855**	**3,641,946**

II) Change in Provision for Deferred Income Tax and Social Contribution

	12/31/2004	Realization / Reversal	Set up	09/30/2005	09/30/2004
Reflected in income and expense accounts	**472,104**	**(37,907)**	**553,899**	**988,096**	**364,812**
Depreciation in excess - Leasing	350,336	(13,448)	442,886	779,774	285,852
Taxation on results abroad - Capital Gains	67,039	(17,554)	-	49,485	65,887
Adjustment from operations in futures market	-	-	111,013	111,013	-
Revaluation reserve	8,680	(418)	-	8,262	8,833
Other	46,049	(6,487)	-	39,562	4,240
Reflected in stockholders' equity accounts - Adjustment to market value of securities available for sale (1)	**146,980**	**(34,494)**	**-**	**112,486**	**62,523**
Total	**619,084**	**(72,401)**	**553,899**	**1,100,582**	**427,335**

(1) Note 2b.

III) Change in Provision for Tax and Social Security Contingencies

	01/01 to 09/30/2005	01/01 to 09/30/2004
Opening balance	**2,482,474**	**2,063,685**
Change in the period reflected in results	309,759	256,664
Charges on taxes	115,136	76,853
Net recognition	220,929	187,943
Write-offs through reversal	(26,306)	(8,132)
Payments	(2,347)	(11,122)
Closing balance	**2,789,886**	**2,309,227**

e) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll, and the amount withheld and collected from clients levied directly on the financial intermediation:

	01/01 to 09/30/2005	01/01 to 09/30/2004
Taxes paid or provided for	4,406,031	3,039,647
Taxes withheld and collected from clients	4,485,452	3,988,091
Total	**8,891,483**	**7,027,738**

NOTE 15 - PERMANENT ASSETS

a) Investments

I) Composition of investments

	09/30/2005	09/30/2004
Share of equity in affiliates - local	**123,052**	**124,389**
AGF Brasil Seguros S.A.	123,052	124,389
Share of equity in affiliates - foreign	**443,395**	**625,308**
BPI – SGPS S.A. (BPI) [1]	441,209	623,007
Other	2,186	2,301
Other investments	**264,860**	**249,809**
Investments by tax incentives	107,850	112,316
Equity securities	46,705	40,028
Shares and quotas	24,891	25,882
Other	85,414	71,583
Provision for losses	**(104,426)**	**(111,903)**
TOTAL	**726,881**	**887,603**

(1) Reflects the adjustment mentioned in Note 16c.

II) Composition of the Result of Share of Equity in Affiliates

	01/01 to 09/30/2005	01/01 to 30/09/2004
Share of equity in affiliates - local	**11,023**	**8,664**
Share of equity in affiliates - foreign	**(52,221)**	**25,995**
Exchange variation in investments	(172,589)	(18,392)
Equity in the results of affiliates	120,368	44,387
Total	**(41,198)**	**34,659**

b) Fixed Assets and Deferred Charges

	BALANCE AT 12/31/2004	CHANGES				BALANCE AT 09/30/2005			BALANCE AT 09/30/2004		
		ACQUISITIONS	DISPOSALS	DEPRECIATION /AMORTIZATION EXPENSES	EXCHANGE VARIATION	COST	ACCUMULATED DEPRECIATION	RESIDUAL VALUE	COST	ACCUMULATED DEPRECIATION	RESIDUAL VALUE
FIXED ASSETS	1,964,889	283,045	(19,266)	(366,584)	(11,668)	5,415,812	(3,565,396)	1,850,416	4,916,318	(2,974,714)	1,941,604
BUILDINGS IN USE (1)	1,227,694	10,655	(856)	(46,054)	(8,580)	2,144,236	(961,377)	1,182,859	2,127,803	(892,492)	1,235,311
Land	607,940	4,715	(810)	-	(637)	611,208	-	611,208	609,274	-	609,274
Buildings	619,754	5,940	(46)	(46,054)	(7,943)	1,533,028	(961,377)	571,651	1,518,529	(892,492)	626,037
OTHER	737,195	272,390	(18,410)	(320,530)	(3,088)	3,271,576	(2,604,019)	667,557	2,788,515	(2,082,222)	706,293
Installations	81,061	13,556	(6,163)	(11,826)	(1,733)	267,016	(192,121)	74,895	262,647	(180,027)	82,620
Furniture and equipment	59,396	16,463	(3,563)	(15,857)	547	306,389	(249,403)	56,986	360,956	(290,097)	70,859
EDP Systems	521,597	215,882	(5,833)	(271,266)	(1,109)	2,478,745	(2,019,474)	459,271	1,969,515	(1,489,703)	479,812
Other (Communication, security, and transportation)	75,141	26,489	(2,851)	(21,581)	(793)	219,426	(143,021)	76,405	195,397	(122,395)	73,002
DEFERRED CHARGES	233,961	60,189	-	(67,083)	(6,571)	445,414	(224,918)	220,496	534,129	(298,727)	235,402
Leasehold improvements	103,730	46,251	-	(27,251)	(2,381)	234,832	(114,483)	120,349	236,572	(131,379)	105,193
Expenses on acquisition of software	121,288	7,260	-	(31,342)	(337)	200,146	(103,277)	96,869	256,627	(137,594)	119,033
Other deferred expenses	8,943	6,678	-	(8,490)	(3,853)	10,436	(7,158)	3,278	40,930	(29,754)	11,176
GRAND TOTAL	2,198,850	343,234	(19,266)	(433,667)	(18,239)	5,861,226	(3,790,314)	2,070,912	5,450,447	(3,273,441)	2,177,006

(1) Includes amounts recorded in connection with voluntary legal processes (Note 14 c II).

NOTE 16 - STOCKHOLDERS' EQUITY

a) Capital

Capital comprises 113,294,129 book entry shares with no par value, of which 60,596,342 are common and 52,697,787 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the changes in shares of capital and treasury shares during the period.

	NUMBER		
	Common	Preferred	Total
Shares of capital stock at 12/31/2004	**60,687,553**	**54,897,787**	**115,585,340**
Cancellation of shares - E/OGM - 04/27/2005 and EGM - 08/22/2005	(91,211)	(2,200,000)	(2,291,211)
Shares of capital stock at 09/30/2005	**60,596,342**	**52,697,787**	**113,294,129**
Treasury shares at 12/31/2004	**63,310**	**2,250,980**	**2,314,290**
Purchase of shares (*)	126,147	2,269,600	2,395,747
Disposals - stock option plans	-	(525,100)	(525,100)
Cancellation of shares - E/OGM - 04/27/2005 and EGM - 08/22/2005	(91,211)	(2,200,000)	(2,291,211)
Treasury shares at 09/30/2005 (*)	**98,246**	**1,795,480**	**1,893,726**
Outstanding at 09/30/2005	**60,498,096**	**50,902,307**	**111,400,403**

(*) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 09/30/2005:

Cost/market price	Common	Preferred
Purchases in the period		
Minimum	335.87	446.49
Weighted average	441.73	455.96
Maximum	456.52	467.56
Total Treasury Shares		
Average cost	456.52	394.65
Market price	500.00	532.50

At the EGM of 08/22/2005, homologated by the Central Bank of Brazil on 09/08/2005, stockholders approved a 10 for 1 stock split from the 113,294,129 shares of subscribed capital, to 1,132,941,290 book entry shares without par value, of which 605,963,420 are common and 526,977,870 are preferred shares, without change in the total monetary amount of capital. This split shall be effected in the stock exchanges on 10/03/2005.

b) Dividends

Stockholders are entitled in each period to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of fifty five cents (R$ 0.55) per share to be paid to preferred shares.

The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as the calculation basis, and the payment is made in the first working day of the following month, in the amount of twenty one cents (R$ 0.21) per share as from 07/01/2005, according to the Board of Directors Meeting of 05/02/2005.

I – Calculation

Net income (*)	3,931,389	
Adjustments:		
(-) Legal reserve	(196,569)	
Dividend calculation basis	3,734,820	
Interest on own capital paid/advanced/provided for	1,126,446	30.2%

(*) The difference in net income between ITAÚ HOLDING and ITAÚSA CONSOLIDATED arises from the effect of the adoption of distinct criteria for the amortization of goodwill from the purchase of investments and for the establishment of tax credits, as well as the elimination of unrealized profits arising from transactions between consolidated companies, for which the corresponding taxes have been deferred.

II - Payments/Provision of Interest on Own Capital

	Gross	Withholding Tax	Net
Paid/prepaid	**478,034**	**(65,989)**	**412,045**
5 monthly installments of R$ 0.17 per share paid from February to June 2005.	96,468	(13,355)	83,113
3 monthly installment of R$ 0.21 per share paid from July to September 2005.	71,107	(9,819)	61,288
Supplementary - R$ 2.76 per share, paid on August 22, 2005.	310,459	(42,815)	267,644
Provided for (*)	**840,138**	**(125,737)**	**714,401**
1 montly installment of R$ 0.21 per share to be paid in October 2005.	23,409	(3,228)	20,181
To be declared	816,729	(122,509)	694,220
Total for 2005 - R$ 11.83	**1,318,172**	**(191,726)**	**1,126,446**
Total for 2004 - R$ 7.57 per thousand shares	**857,240**	**(128,586)**	**728,654**

(*) Recorded in Other Liabilities - Social and Statutory.

c) Prior years' adjustments

As result of the adaptation to International Financial Reporting Standards (IFRS) in the European Union countries, an adjustment to the December 31, 2004 financial statements was identified, represented basically by the adjustment to the pension plans of BPI - SGPS S.A., (Note 15a I) which resulted in a decrease in ITAÚ HOLDING´s investment in the amount of R$ 86,943, recorded as a debit to retained earnings.

d) Stock Option Plan

ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution in the medium and long terms.

Up to September 30, 2005, the changes in options were as follows:

Issuance Nº	Date	Vesting period until	Exercise period until	Exercise Price restated as of 09/30/2005 (R$1)	Shares Granted	Exercised	Cancelled	Not exercised
1st	05/15/1995	12/31/1997	12/31/2000	70.48	146,000	135,000	11,000	-
	05/15/1995	12/31/1997	12/31/2001	70.48	136,000	136,000	-	-
	07/30/2001	12/31/1997	12/31/2001	70.48	3,000	3,000	-	-
2nd	04/29/1996	12/31/1998	12/31/2001	75.95	105,000	105,000	-	-
	04/29/1996	12/31/1998	12/31/2002	75.95	240,000	230,000	10,000	-
	04/29/1996	12/31/1998	12/31/2003	75.95	252,000	252,000	-	-
3rd	02/17/1997	12/31/2001	12/31/2004	98.62	533,000	526,000	7,000	-
	06/22/2001	12/31/2001	12/31/2004	98.62	8,000	8,000	-	-
	07/30/2001	12/31/2001	12/31/2004	98.62	4,000	4,000	-	-
	10/16/2001	12/31/2001	12/31/2004	98.62	8,500	8,500	-	-
	12/28/2001	12/31/2001	12/31/2004	98.62	500	500	-	-
	02/08/2002	12/31/2001	12/31/2004	98.62	3,000	3,000	-	-
4th	02/09/1998	12/31/2002	12/31/2005	114.19	43,500	43,500	-	-
	02/09/1998	12/31/2002	12/31/2005	114.42	535,000	519,000	8,000	8,000
	06/22/2001	12/31/2002	12/31/2005	114.42	7,000	7,000	-	-
	07/30/2001	12/31/2002	12/31/2005	114.42	3,000	3,000	-	-
	12/28/2001	12/31/2002	12/31/2005	114.42	500	500	-	-
	03/10/2003	12/31/2002	12/31/2005	114.42	3,000	3,000	-	-
5th	02/22/1999	12/31/2003	12/31/2006	134.67	34,000	34,000	-	-
	02/22/1999	12/31/2003	12/31/2006	134.89	464,100	455,200	3,400	5,500
	06/22/2001	12/31/2003	12/31/2006	134.89	7,000	7,000	-	-
	07/30/2001	12/31/2003	12/31/2006	134.89	3,000	3,000	-	-
	10/16/2001	12/31/2003	12/31/2006	134.89	5,000	5,000	-	-
	12/28/2001	12/31/2003	12/31/2006	134.89	500	500	-	-
	03/10/2003	12/31/2003	12/31/2006	134.89	4,000	4,000	-	-
	01/07/2004	12/31/2003	12/31/2006	134.89	6,250	6,250	-	-
	05/02/2005	12/31/2003	12/31/2006	134.89	968	-	-	968
6th	02/14/2000	12/31/2004	12/31/2007	205.91	533,200	488,400	25,400	19,400
	06/22/2001	12/31/2004	12/31/2007	205.91	7,000	7,000	-	-
	10/16/2001	12/31/2004	12/31/2007	205.91	5,000	4,500	-	500
	12/28/2001	12/31/2004	12/31/2007	205.91	500	500	-	-
	03/10/2003	12/31/2004	12/31/2007	205.91	5,000	5,000	-	-
	01/07/2004	12/31/2004	12/31/2007	205.91	6,250	6,250	-	-
	05/02/2005	12/31/2004	12/31/2007	205.91	1,239	-	-	1,239
7th	02/19/2001	12/31/2005	12/31/2008	266.87	510,000	51,800	21,600	436,600
	02/19/2001	12/31/2005	12/31/2008	265.58	22,000	3,000	-	19,000
	10/16/2001	12/31/2005	12/31/2008	265.58	5,000	-	-	5,000
	03/10/2003	12/31/2005	12/31/2008	266.87	6,000	-	-	6,000
	01/07/2004	12/31/2005	12/31/2008	266.87	6,250	-	-	6,250
	02/16/2004	12/31/2005	12/31/2008	266.87	7,000	-	-	7,000
	05/02/2005	12/31/2005	12/31/2008	266.87	1,490	-	-	1,490
8th	03/04/2002	12/31/2006	12/31/2009	254.50	534,150	49,100	23,450	461,600
	03/04/2002	12/31/2006	12/31/2009	252.96	9,000	-	-	9,000
	01/07/2004	12/31/2006	12/31/2009	254.50	6,250	-	-	6,250
	05/02/2005	12/31/2006	12/31/2009	254.50	1,406	-	-	1,406
9th	03/10/2003	12/31/2007	12/31/2010	172.33	533,900	69,300	17,800	446,800
	03/10/2003	12/31/2007	12/31/2010	172.46	13,500	3,000	-	10,500
	01/07/2004	12/31/2007	12/31/2010	172.33	6,250	-	-	6,250
	05/02/2005	12/31/2007	12/31/2010	172.33	1,127	-	-	1,127
	08/01/2005	12/31/2007	12/31/2010	172.33	1,000	-	-	1,000
10th	02/16/2004	12/31/2008	12/31/2011	260.48	504,695	10,000	17,830	476,865
	08/01/2005	12/31/2008	12/31/2011	260.48	1,000	-	-	1,000
11th	02/21/2005	12/31/2009	12/31/2012	366.90	401,620	-	4,530	397,090
	08/01/2005	12/31/2009	12/31/2012	366.90	1,000	-	-	1,000
			Total		5,686,645	3,199,800	150,010	2,336,835

The exercise price of each serie is set by taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to the option exercise date.

NOTE 17 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in the consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), which are all closed private pension entities that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 19a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21f and 21g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in full compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision of custody/management services.

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

- Rental of real estate from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

| | BOOK VALUE | | MARKET | | Unrealized income (loss) [1][2] | | | |
| | | | | | Result | | Stockholders' equity | |
	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004
Interbank deposits	9,614,204	9,161,080	9,629,494	9,171,361	15,290	10,281	15,290	10,281
Securities and derivatives	30,829,740	28,258,317	30,829,740	28,258,317				
Securities unrealized result					1,037,666	1,556,524	565,585	782,435
Additional provision (exceeding minimum required)					400,000	600,000	400,000	600,000
Adjustment of securities available for sale					455,753	677,830	-	-
Adjustment of securities held to maturity					181,913	278,694	165,585	182,435
Loan, leasing operations and other credits	51,916,950	41,783,375	52,159,050	42,092,109	242,100	308,734	242,100	308,734
Investment in BPI	441,209	623,007	1,209,231	1,314,132	768,022	691,125	768,022	691,125
Time and interbank deposits and funds from acceptance and issuance of securities and local and foreign borrowings	24,793,298	20,777,863	24,801,162	20,691,128	(7,864)	86,735	(7,864)	86,735
Securitization of foreign payment orders	1,204,606	2,032,131	1,209,503	1,899,041	(4,897)	133,090	(4,897)	133,090
Subordinated debts	4,448,871	4,834,829	4,432,960	4,750,791	15,911	84,038	15,911	84,038
Treasury shares	753,438	470,880	1,005,216	740,714	-	-	251,778	269,834
Total unrealized					**2,066,228**	**2,870,527**	**1,845,925**	**2,366,272**

(1) Does not consider corresponding tax effects.

(2) Includes unrealized minority interest gain amounting to R$ 331,705 (R$ 310,005 at 09/30/2004) on income and R$ 315,203 (R$ 283,644 at 09/30/2004) on stockholders' equity.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on October 03, 2005 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

- Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on October 3, 2005. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the year, the contributions paid totaled R$ 20,206 (R$ 19,536 from January 1 to September 30, 2004). The contribution rate increases based on the beneficiary's salary.

b) Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 6,659 (R$ 12,605 from January 1 to September 30, 2004). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	09/30/2005	09/30/2004
Net assets of the plans	8.924.895	7.672.767
Actuarial liabilities	(7.352.351)	(6.062.989)
Surplus (1)	1.572.544	1.609.778

(1) In accordance with paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 26,948 (R$ 27,670 at September 30, 2004) to cover insufficient actuarial reserves.

d) Changes in net assets and actuarial liabilities, and surplus

DESCRIPTION	01/01 to 09/30/2005			01/01 to 09/30/2004		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the year	8,264,190	(6,967,474)	1,296,716	6,925,160	(5,731,144)	1,194,016
Expected return from assets/ Cost of current service + interest	752,762	(651,972)	100,790	630,288	(565,710)	64,578
Benefits paid	(267,095)	267,095	-	(233,865)	233,865	-
Contributions sponsors/participants	46,092	-	46,092	51,421	-	51,421
Gains/(losses) in the period (1)	128,946	-	128,946	299,763	-	299,763
Present value - end of the year	8,924,895	(7,352,351)	1,572,544	7,672,767	(6,062,989)	1,609,778

(1) The gains in assets correspond to the earnings obtained above the expected rate of asset return assumptions.

e) Main assumptions used in actuarial assessment:

Discount rate	10.24% p.a.
Return rate expected for the assets	12.32 % p.a.
Mortality table	GAM-83
Turnover (1)	Exp.Itaú 99/01
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit. Credit (2)

(1) The turnover assumption is based on the effective experience of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on 1999/2001 experience.

(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 20 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAÚ HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance with that company, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, signed on June 12, 2000, and amended through the Memorandum of Understandings, dated December 14, 2002, includes the services contracted by América Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAÚ HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not required any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement. Of this, the remaining amount of R$ 137,662 (R$ 208,963 at 09/30/2004), classified as sundry obligations (Note 12b), is being used in rendering services contracted and is being appropriated as revenue.

On March 23, 2005, AOLA management filed a document with the Securities and Exchange Commission (SEC) informing that, due to the lack of funds available or sources of funds to maintain the economic and financial equilbrium of the company, it believes that its common shares do not have nor will they have any value. In view of such disclosed information, the investment value was fully recorded as a permanent loss, which resulted in expenses for the period amounting to R$ 37,026. At 06/24/2005 AOLA filed a report with the SEC, disclosing its petition for voluntary bankruptcy.

NOTE 21 - ADDITIONAL INFORMATION

a) Investment funds and managed portfolios - ITAÚ HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, distributed, as follows:

	Amount		Amount (*)		Number of funds	
	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004
Investment funds	**104,008,350**	**86,443,689**	**104,008,350**	**86,443,689**	**687**	**717**
Fixed income	100,743,956	82,571,363	100,743,956	82,571,363	605	646
Shares	3,264,394	3,872,326	3,264,394	3,872,326	82	71
Managed portfolio	**35,970,465**	**29,605,340**	**8,328,489**	**7,330,431**	**4,116**	**4,679**
Customers	19,473,780	16,692,097	4,472,545	3,952,234	4,066	4,637
Itaú Group	16,496,685	12,913,243	3,855,944	3,378,197	50	42
TOTAL	**139,978,815**	**116,049,029**	**112,336,839**	**93,774,120**	**4,803**	**5,396**

(*) It refers to the distribution after elimination of double-counting of managed funds in investment funds.

b) Funds from Consortium

	09/30/2005	09/302004
Monthly estimate of installments receivable from participants	37,990	33,562
Group liabilities for installments	1,501,253	1,303,106
Participants - assets to be delivered	1,345,154	1,184,958
Funds available for participants	157,045	124,956
(In units)		
Number of managed groups	971	882
Number of current participants	134,423	129,458
Number of assets to be delivered to participants	62,474	71,765

c) Insurance Policy - ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee their securities and assets at amounts considered sufficient to cover possible claims.

d) Foreign currencies

The balances in reais linked to foreign currency were:

	09/30/2005	09/30/2004
Permanent foreign investments	6,095,674	6,610,956
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(9,379,914)	(8,425,020)
Net foreign exchange position (*)	**(3,284,240)**	**(1,814,064)**

(*) Not considering the participation of the other shareholders of Banco Itaú Europa S.A, the net foreign exchange position would be R$ (3,866,348), (R$(2,558,523) at 09/30/2004).

The foreign exchange position, if considering the tax effects on the net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

e) Restricted operations on assets

We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

	0 - 30	31 - 180	Over 365	09/30/2005 Total	01/01 to 09/30/2005 Income (expenses)
Restricted operations on assets					
Credit operations	2,190	2,127	267,982	272,299	(38,432)
Liabilities for restricted operations on assets					
Liabilities for securities issued overseas	2,190	2,127	268,450	272,768	39,139
Net result of restricted operations					**707**

On September 30, 2005, there were no overdue transactions.

f) Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing "Itaú Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program" and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 1,725 in the period, and the Foundation's social investment fund, balance totaled R$ 327,715 at September 30, 2005. Income arising from it is destined for the Foundation's social purposes.

g) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 16,450 (R$ 15,000 from January 1 to September 30, 2004).

NOTE 22 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Non-financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)		Foreign Consolidated (5)	
	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004	09/30/2005	09/30/2004
Assets														
Current and long-term receivables														
Cash and cash equivalents	43,183	91,027	34,078	43,818	40,088	40,594	31,604	50,760	38,723	20,063	37,134	32,165	202,598	267,625
Short-term interbank deposits	2,716,482	2,720,390	-	-	3,403,498	3,920,153	1,337,710	870,665	438,212	97,961	2,092,519	2,502,492	6,635,639	6,694,762
Securities	2,356,611	3,440,407	254,120	217,558	1,567,927	1,673,926	1,393,114	1,525,373	85,414	59,218	4,785,453	4,111,953	10,014,714	10,653,728
Loan, leasing and other credit operations	891,423	1,207,685	662,999	775,920	1,830,341	2,207,045	4,572	75,176	-	-	1,838,579	3,459,064	5,227,820	7,574,718
Prepaid expenses	20,194	45,826	1,136	1,880	6,885	5,362	52	192	90	28	7,432	11,555	35,898	64,926
Other assets	196,970	518,249	222,027	375,960	133,584	42,645	138,845	77,369	130,864	679,352	410,920	369,860	1,221,484	2,056,189
Permanent assets														
Investments	565,553	620,596	5,845	2,301	386,788	517,124	-	1,592	2,543,055	2,850,635	27,912	28,575	447,753	629,443
Fixed assets	3,669	963	39,943	59,645	8,263	9,902	-	65	786	1,181	176	212	53,127	72,517
Deferred charges	5,168	2,705	888	28,124	8,426	9,827	-	7	78	365	20	24	14,786	41,398
Total	**6,799,253**	**8,647,848**	**1,221,036**	**1,505,206**	**7,385,800**	**8,426,578**	**2,905,897**	**2,601,199**	**3,237,222**	**3,708,803**	**9,200,145**	**10,515,900**	**23,853,819**	**28,055,306**
Liabilities														
Current and long-term liabilities														
Deposits	1,199,155	1,100,797	960,466	1,119,545	3,715,308	4,196,860	604,881	355,331	2	227	2,859,491	3,433,424	5,882,527	6,957,697
Demand deposits	30,396	28,287	322,484	396,059	355,963	498,428	346,896	66,785	-	132	36,073	108,289	751,988	1,026,869
Savings accounts	-	-	241,951	230,000	-	-	-	-	-	-	-	-	241,951	230,000
Interbank deposits	145,140	555,506	74,888	104,695	71,354	211,620	196,872	130,094	-	-	-	-	436,652	663,782
Time deposits	1,023,619	517,004	321,143	388,791	3,287,991	3,486,812	61,113	158,452	2	95	2,823,418	3,325,135	4,451,936	5,037,046
Deposits received under securities repurchase agreements	537,399	416,588	-	-	245,117	555,370	34,489	41,474	-	-	1,234,289	-	1,876,888	772,432
Funds from acceptance and issuance of securities	719,713	932,818	-	-	1,953,754	1,667,074	-	-	-	-	83,237	572,817	2,653,375	3,050,598
Borrowings	226,384	681,184	-	30,329	281,631	514,384	5,175	5	142	137,682	2,697,382	3,879,485	3,210,619	5,007,050
Derivative financial instruments	122,286	43,428	-	-	26,512	19,726	38,762	8,539	-	-	206,601	131,292	358,135	183,681
Other liabilities	2,183,547	3,382,966	42,705	90,600	112,497	71,191	950,894	1,127,549	59,421	78,318	367,684	649,973	3,648,761	5,333,141
Deferred income	**5,948**	**9,136**	**-**	**-**	**1,947**	**1,603**	**3**	**191**	**387**	**478**	**1,931**	**5,049**	**10,216**	**16,457**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**130**	**143**	**-**	**-**	**177**	**307**	**-**	**-**	**117,624**	**123,294**
Stockholders' equity														
Capital and reserves	1,824,398	2,071,868	216,770	263,754	952,784	1,344,928	1,209,863	984,259	2,980,349	3,312,645	1,677,820	1,740,533	5,762,668	6,307,570
Income for the period	(19,577)	9,063	1,095	978	96,120	55,299	61,830	83,851	196,744	179,146	71,710	103,327	333,006	303,386
Total	**6,799,253**	**8,647,848**	**1,221,036**	**1,505,206**	**7,385,800**	**8,426,578**	**2,905,897**	**2,601,199**	**3,237,222**	**3,708,803**	**9,200,145**	**10,515,900**	**23,853,819**	**28,055,306**

(1) *Banco Itaú S.A. - Branches, Grand Cayman, New York and only on 09/30/2005, Tokyo and Banco Itaú Holding Financeira S. A. - Grand Cayman Branch.*

(2) *Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and only on 09/30/2005, BIE Cayman, Ltd.*

(3) *Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Itaú Asset Management S. A. Sociedad Gerente de Fondos Comunes de Inversión (current name of Inversora Del Buen Ayre), Itaú Eur SGPS, Soc. Unipessoal L Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Europa - Investimentos, SGPS, Lda., Altaú Leasing de Chile L Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S. A. (company merged in August 2005), Banco Del ParanáSA Inc, Jasper International Inv Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, and only on 09/30/2005, Itaú Sociedad de Bolsa S.A.*

(4) *BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch Office, Mundostar S.A., Karen International Ltd., Nevada Woods S.A. , AKBAR - Marketing e Serviços, Lda, and only on 09.30.2004, BBA Representaciones Std., Banco Itaú-BBA S.A. and BBA Icatu Securities, INC.*

(5) *Information on foreign consolidated is reported net of eliminations from consolidation.*

NOTE 23 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

	01/01 to 09/30/2005	01/01 to 09/30/2004
Adjusted net income	**8,258,098**	**7,559,824**
Net income	3,826,534	2,745,296
Adjusted net income:	4,431,564	4,814,528
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(27,855)	273,869
Allowance for loan losses	2,496,437	1,147,676
Adjustment to the allowance and contingent liabilities	(33,453)	111,370
Results from subordinated debts	(21,906)	305,434
Results from securitization of foreign payment orders	(262,040)	14,469
Change in technical provisions for insurance, pension plan and capitalization	1,832,088	2,113,997
Depreciation and amortization	433,667	412,706
Extraordinary result in subsidiaries and associated companies	235,245	393,642
Deferred taxes	(146,621)	32,397
(Income) Loss on sales of assets and investments	11,836	25,757
Equity in results of associated companies	41,198	(34,659)
Exchange variation of permanent asset and non-operating assets	(31,556)	1,063
Provision for losses	(7,954)	1,640
Minority interest result	(87,522)	15,167
Change in assets and liabilities	**(10,853,506)**	**(10,247,872)**
(Increase) Decrease in short-term interbank deposits	(3,428,870)	(4,139,602)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(1,185,715)	356,296
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	376,013	(1,479,583)
(Increase) Decrease in interbank and interbranch accounts (Assets/Liabilities)	448,476	381,857
(Increase) Decrease in loan, leasing and other credit operations	(10,059,876)	(7,435,427)
(Increase) Decrease in other receivables and assets	(806,519)	(447,781)
(Increase) Decrease in foreign exchange portfolio (Assets/Liabilities)	113,999	7,678
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	630,468	244,514
(Decrease) Increase in other liabilities	3,046,012	2,317,345
(Decrease) Increase in deferred income	12,506	(53,169)
OPERATING ACTIVITIES - Net cash provided by / (used)	**(2,595,408)**	**(2,688,048)**
Interest on own capital/Dividends received	32,682	39,163
Sale of non-operating assets	132,157	96,739
Sale of investments	5,622	5,264
Sale of fixed assets for use	19,266	25,978
Decrease in deferred charges	-	5,981
Purchase of non-operating assets	(131,778)	(71,636)
Purchase of investments	(19,501)	(25,435)
Goodwill in the acquisition of investments	(200,000)	(380,541)
Purchase of fixed assets for use	(283,045)	(294,870)
Deferred charges	(60,189)	(64,092)
Change in participation of minority interest	2,100	(982)
INVESTING ACTIVITIES - Net cash provided by/ (used)	**(502,686)**	**(664,431)**
Increase (Decrease) in deposits	2,458,149	892,698
Increase (Decrease) in deposits received under securities repurchase agreements	4,334,677	4,996,402
Increase (Decrease) in funds from issuance of securities	1,321,933	509,150
Increase (Decrease) in borrowings and onlendings	(1,927,559)	(1,699,441)
Increase (Decrease) in credit card operations	176,841	19,534
Increase (Decrease) in securitization of foreign payment orders	(436,381)	42,722
Increase (Decrease) in subordinated debts	(294,563)	(284,176)
Stock options granted	108,830	62,859
Purchase of treasury shares	(1,090,560)	(285,888)
Interest on own capital paid	(1,430,734)	(1,132,175)
FINANCING ACTIVITIES - Net cash provided by / (used)	**3,220,633**	**3,121,685**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**122,539**	**(230,794)**
At the beginning of the period	1,930,452	2,156,958
At the end of the period	2,052,991	1,926,164

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1   We have carried out limited reviews of the accounting information included in the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) for the nine-month periods ended September 30, 2005 and 2004, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2   Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

3   Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, October 24, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements for the period ended September 2005, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

São Paulo-SP, October 31, 2005.

GUSTAVO JORGE LABOISSIERE LOYOLA
Chairman

FERNANDO ALVES DE ALMEIDA

IRAN SIQUEIRA LIMA